Form 10-K405, Exhibit 13
period 1995-12-31
COMDIAL CORP
filed 1996-03-26
CIK 230131

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist the reader in understanding and evaluating the financial condition and results of operations of the Company. This review should be read in conjunction with the financial statements and accompanying notes. This analysis attempts to identify trends and material changes which occurred during the periods presented. Prior years have been reclassified to conform to the 1995 reporting basis (see Note 1 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Selected consolidated statements of operations data for the last three years are as follows:

-----------------------------------------------------------------------------------------------------------
December 31,
 In thousands                                                      1995             1994              1993
-----------------------------------------------------------------------------------------------------------
    Net sales                                                   $94,802          $77,145           $69,099
    Gross profit                                                 30,775           24,727            21,614
    Selling, general & administrative                            19,298           15,161            12,805
    Engineering, research & development                           4,186            3,932             3,424
    Interest expense                                                996            1,267             2,420
    Miscellaneous expense                                           760              637               420
    Income tax expense/(benefit)                                 (4,334)             116               129
    Extraordinary item, write-off
       of debt issuance cost                                          -              389                 -
    Net income                                                    9,869            3,225             2,416
    Preferred dividends                                             350              577                 -
    Net income applicable to common stock                         9,519            2,648             2,416
-----------------------------------------------------------------------------------------------------------

1995 COMPARED WITH 1994

NET SALES as reported for 1995 increased by 23% to $94,802,000, compared with $77,145,000 in 1994. The continued increase in sales was primarily due to (1) the demand for the Company's Digital Expandable System ("DXP") and Impact products, and (2) the enhancement of the Computer Telephony Integration ("CTI") products. Sales of digital products increased 42% to $51,693,000 compared with $36,366,000 for 1994. Sales of CTI product increased 33% to $6,889,000 compared with $5,179,000 for 1994. Custom manufacturing increased to $6,125,000 compared with $2,578,000 for 1994 as a result of a one-time contract from a major manufacturer. Sales of analog and proprietary terminals decreased 11% to $22,136,000 and 7% to $5,110,000 compared with $24,938,000 and $5,495,000 for
1994, respectively. Management expects sales of digital business systems to continue to grow in 1996, primarily due to (1) the continued growth in DXP system sales driven by new CTI applications, (2) the development of new products such as the DXP Plus, (3) the development of new strategic alliances, and (4) the acceptance of the DXP in international markets. Management expects sales of analog and proprietary terminals to continue to decrease in 1996. Sales in the international market have increased by $184,000 or 7% compared with 1994, but were lower than expected due to economic conditions in Latin America. The Company's penetration into the international marketplace has been a deliberate process. As the Company's products gain more exposure internationally, and more international distributors are recruited, sales in this market are expected to show accelerated growth.

GROSS PROFIT as a percentage of sales for 1995 was approximately 32.5% compared with 32.1% for 1994. Gross profit increased in 1995 by 24% to $30,775,000 compared with $24,727,000 for 1994. This was primarily attributable to the increased sales of higher margin business system products, such as the DXP and Impact products.

SELLING, GENERAL AND ADMINISTRATION EXPENSES increased in 1995 by 27% to $19,298,000 compared with $15,161,000 for 1994. The primary reasons for the increase were (1) higher promotional allowance costs associated with increased sales volume and the increase in the number of dealers, (2) an increase in sales personnel to support the growth of the CTI and international markets, and (3) an increase in advertising due to the emphasis on market recognition. Advertising expenses as a percentage of net sales were approximately 20% for both 1995 and 1994. The Company formed Comdial Enterprise Systems, Inc. ("CES") in 1993 to manage the Company's CTI business. Costs relating to CES increased by 55% to $1,255,000 compared with $811,000 in 1994, due largely to additional personnel.

ENGINEERING, RESEARCH AND DEVELOPMENT EXPENSES increased in 1995 by 6% to $4,186,000 compared with $3,932,000 for 1994. This increase was primarily due to an increase in software development and support personnel.

INTEREST EXPENSE decreased in 1995 by 21% to $996,000 compared with $1,267,000 for 1994. This decrease was primarily due to (1) the continued reduction of the Company's indebtedness and (2) the Company's ability to generate funds to minimize its use of the revolving credit facility with Fleet Capital Corporation ("Fleet"), formerly known as Shawmut Capital Corporation and prior to that as Barclays Business Credit, Inc.

MISCELLANEOUS EXPENSE increased by 19% to $760,000 compared with $637,000 in 1994. The increase was primarily due to cash discounts associated with the increased sales in 1995.

INCOME TAX EXPENSE/(BENEFIT) reflects a benefit of $4,334,000 in 1995 compared with an expense of $116,000 for 1994. This change was primarily due to the recognition of a deferred tax asset through a reduction of the valuation allowance. As of July 2, 1995, the valuation allowance was reduced by $4,503,000 based on management's assessment of future taxable income and management's belief that it is "more likely than not" that the Company will realize this tax benefit.

EXTRAORDINARY ITEM, WRITE-OFF OF DEBT ISSUANCE COST, represents debt issuance costs that were written off during the first quarter of 1994 in connection with the refinancing of the Company's indebtedness to PacifiCorp Credit, Inc, ("PCI").

DIVIDENDS ON PREFERRED STOCK for 1995 represent quarterly dividends payable to the holder of the Company's Series A 7-1/2 Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock"). The Company originally issued 850,000 shares of Series A Preferred Stock to PCI in February 1994, in exchange for the cancellation of $8,500,000 of the Company's indebtedness to PCI. In December 1994, the Company redeemed 100,000 shares of the Series A Preferred Stock.

Dividends in 1995 decreased by 39% to $350,000 compared with $577,000 for 1994. In August 1995, the Company redeemed the 750,000 shares with proceeds received from a public offering of the Company's Common Stock and paid all dividends associated with the Serires A Preferred Stock (see Note 11 to the Consolidated Financial Statements).

NET INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM, as a result of the foregoing, increased 48% to $5,535,000 in 1995, compared with $3,730,000 in 1994. Net income before income taxes and extraordinary item also increased as a percentage of net sales to 6% in 1995 compared with 5% in 1994. Management anticipates, assuming continued strength in the economy, that the factors which have led to significant increases in sales, net income and earnings per share for 1995 will continue to have positive influence on the Company's performance in 1996. The Company plans to continue to improve sales by (1) introducing and shipping new products and product enhancements; (2) introducing additional applications of DXP, Impact, digital, and CTI products; (3) introducing new products of the Company's in new countries; (4) expanding the sales organization to help increase the number of dealers who sell the Company's products; and (5) also through the acquisition of various companies.

1994 COMPARED WITH 1993

NET SALES in 1994 increased 12% to $77,145,000 compared with $69,099,000 in 1993. This increase was primarily due to the increase in sales of business systems. Digital products sales increased 18% to $36,366,000 compared with $30,901,000 for 1993. CTI product sales increased 88% to $5,179,000 compared with $2,761,000 for 1993. Custom manufacturing also increased 188% to $2,578,000 compared with $894,000 for 1993. Sales of analog and proprietary stand-alone terminals decreased 4% to $24,938,000 and 11% to $5,495,000 compared with $25,990,000 and $6,163,000 for 1993, respectively.

GROSS PROFIT increased 14% to $24,727,000, compared with $21,614,000 in 1993. Similarly, gross margin increased to 32% in 1994, compared with 31% in 1993. This increase in gross margin was primarily attributable to increased sales of higher margin products, such as DXP and Impact.

SELLING,   GENERAL  AND  ADMINISTRATIVE   EXPENSES  in  1994  increased  18%  to
$15,161,000, compared with $12,805,000 in 1993. The primary reasons for the increase were (1) additional sales promotional costs associated with the higher sales volume in 1994, (2) increased sales allowances attributed to an increase in the number of dealers, (3) increased personnel and associated expenses for customer support and training, and (4) a full year of operation of the Company's CES business. Costs relating to CES were $546,000 higher in 1994 compared with 1993.

ENGINEERING, RESEARCH AND DEVELOPMENT EXPENSES increased 15% to $3,932,000 compared with $3,424,000 in 1993. The increase was due primarily to expenditures to support development of the larger version of the DXP digital system.

INTEREST EXPENSE in 1994 decreased 48% to $1,267,000, compared with $2,420,000 in 1993. The decrease in interest expense was due to lower debt resulting from the recapitalization, effective on February 1, 1994.

MISCELLANEOUS EXPENSE in 1994 increased 52% to $637,000, compared with $420,000 in 1993. The increase was primarily due to higher cash discounts which is a direct result of higher sales, and the reduction of interest income which is primarily due to the Company depositing all cash receipts to the revolver bank account.

EXTRAORDINARY ITEM, WRITE-OFF OF DEBT ISSUANCE COSTS in 1994 was $389,000, which
represents   costs  in  connection   with  the   refinancing  of  the  Company's
indebtedness to PCI.

DIVIDENDS ON PREFERRED STOCK represent quarterly dividends payable to the holder of Series A Preferred Stock. The Company issued 850,000 shares of Series A Preferred Stock to PCI in February 1994, in exchange for the cancellation of $8,500,000 of the Company's indebtedness. The Company redeemed 100,000 shares of Series A Preferred Stock from PCI in December 1994. Dividends in 1994 totaled $577,000.

NET INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM, as a result of the foregoing, increased 47% to $3,730,000 in 1994, compared with $2,545,000 in 1993.

LIQUIDITY AND CAPITAL SOURCES

Prior to February 1994, the Company was indebted to an affiliate of PCI in the amount of $21,209,453. In connection with the refinancing effected in February 1994, the Company issued 850,000 shares of a newly designated Series A Preferred Stock of the Company in exchange for the cancellation of $8,500,000 of the Company's indebtedness to PCI. The remainder of the Company's indebtedness to PCI was paid using $6,000,000 of cash generated from operations and $6,709,453 of cash borrowed from Fleet, pursuant to a loan and security agreement (the "Loan Agreement") between Fleet and the Company, under which Fleet provided a $6,000,000 term loan and a $9,000,000 revolving credit facility to the Company.

In April 1994, the Company and Fleet amended the Loan Agreement to permit the Company to borrow an additional $1,300,000 under the Term Note to finance the purchase of additional surface mount technology equipment.

Pursuant to the terms of the Loan Agreement, the $6,000,000 term note and the $1,300,000 term note have an interest rate equal to 1-1/2% above Fleet's prime rate. The $6,000,000 term note is payable in 24 equal monthly principal installments of $125,000, and 23 equal monthly principal installments of $83,334, with the balance due in February 1998. The $1,300,000 term note is payable in 44 equal monthly installments of $27,000, with the balance due in February 1998. The revolving credit facility has an interest rate of 1% above Fleet's prime rate. As of December 31, 1995, the Company had not borrowed any funds under the revolving credit facility and had approximately $8,311,700 of borrowing capacity (see Note 5 to Consolidated Financial Statements). The Company expects to fund its 1996 total debt payments of $1,407,340 owed to Fleet with cash generated from operations.

The Company's indebtedness under the Loan Agreement is secured by liens on the Company's accounts receivable, inventories, intangibles, land, and all other assets. The Loan Agreement also contains financial covenants requiring the Company to maintain specified levels of consolidated tangible net worth, profitability, debt service ratio, and current ratio. In addition, the Loan Agreement limits the Company's ability to make additional borrowings and payment of dividends except those permitted on the Series A Preferred Stock. At December 31, 1995, the Company was in compliance with all of its debt covenants.

The impact of the refinancing in 1994 has improved (1) net income through lower interest expense, (2) cash flow through lower principal and interest payments, and (3) the Company's balance sheet through lower term debt and a higher equity position. The total favorable impact was, to some extent, offset by the dividend payments required on the Series A Preferred Stock. The refinancing also eliminated the 1996 balloon payment otherwise due under the existing PCI indebtedness.

In December 1994, the Company purchased from PCI 100,000 shares of Series A Redeemable Preferred Stock at the same time the Company received proceeds of $1,000,000 from Cortelco International Inc. ("Cortelco"), for the sale of the electromechanical product line in 1992.

In July 1995, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation effecting a one-for-three reverse split of the Company's Common Stock. In August 1995, the Company completed a public offering of 3,000,000 shares (post-split) of Common Stock, 2,000,000 which were owned by PCI and 1,000,000 which were new shares sold by the Company. The Company used the net proceeds to (1) redeem the 750,000 shares of the remaining Series A Preferred Stock held by PCI, (2) pay accumulated dividends, (3) pay the offering costs, and (4) provide for future working capital needs. Management believes that this has improved not only the Company's financial position, but also increased the stockholders' value. The Company has benefited in the following ways: (1) dividends on Series A Preferred Stock were eliminated, (2) Stockholders' Equity has increased by the additional proceeds received from the offering, (3) the reverse stock split has increased earnings per share by lowering the common outstanding shares, (4) PCI's ability to dilute the Common Stock by converting shares of the Preferred Stock to shares of Common Stock was eliminated, and (5) the Company's shares are of sufficient value to support higher institutional ownership and attract analyst coverage (see Note 11 to the Consolidated Financial Statements).

The following table sets forth the Company's cash and cash equivalents, current maturities on debt, and working capital at the dates indicated:

----------------------------------------------------------------------------------------------------------
December 31,
In thousands                                                       1995             1994             1993
----------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                  $ 4,144          $ 1,679          $ 5,474
     Current maturities on debt                                   1,903            2,466            4,252
     Working capital                                             18,271           11,631           14,943
----------------------------------------------------------------------------------------------------------

Cash and cash equivalents is higher by $2,465,000 in 1995 compared with 1994 due primarily to (1) cash generated from sales and (2) the proceeds received from the stock offering in August 1995. Current maturities on debt is lower by $563,000 primarily due to the continued diminishment of the Company's existing debt with Fleet. Working capital increased, primarily due to the increase in cash, accounts receivable, and inventory at December 31, 1995.

The Company considers outstanding checks to be a bank overdraft. Under the Company's current cash management policy, receipts are deposited to reduce the revolving credit balance and operations are funded by borrowing from the revolving credit facility. The Company reports the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows. At December 31, 1995, the revolver balance was zero.

Accounts receivable increased by $2,339,000 primarily due to shipments made in the last three weeks of December 1995. Prepaid expenses and other current assets, increased in total by $1,681,000 due primarily to higher prepaid royalty expense, prepaid rental expense, and a miscellaneous receivable for returned inventory.

Deferred tax asset and liability relates to the Company recognizing in the second quarter of 1995, the expected utilization of net operating losses
("NOLs") for future periods (reference Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes"). Prior to July 2, 1995, the Company did not recognize any reduction in the valuation allowance due to the uncertainty as to whether the Company would continually generate taxable income during the carryforward period.

Stockholders' equity at December 31, 1995, increased 63% to $34,294,000 compared with $21,043,000 for December 31, 1994. This increase was primarily due to (1) net income applicable to common stock of $9,519,000 and (2) the proceeds received from the public stock offering of $11,200,000 (see Note 11 to the Consolidated Financial Statements).

Capital additions for 1995 amounted to approximately $2,728,000. The capital additions help provide the Company with new products to introduce to the marketplace as well as for quality and cost reduction improvements for existing products. Capital additions were provided by funding from operations, capital leasing, and borrowing from Fleet. Cash expenditures for capital additions for 1995, 1994, and 1993 amounted to $2,155,000, $2,116,000, and $848,000, respectively. Management anticipates that approximately $4,000,000 will be spent on capital additions during 1996. These additions will help the Company meet its commitment to its customers by developing new products for the future. The Company plans to fund all additions through operations and long-term leases.

The Company believes that as a result of the improved capital structure resulting from the repurchase of the Series A Preferred Stock from PCI and the elimination of the related dividend payments, income from operations combined with amounts available from the Company's current credit facilities, will be sufficient to meet the Company's needs for the foreseeable future.

The Company has a commitment from Crestar Bank for the issuance of letters of credit in amounts not to exceed $750,000 at any one time. At December 31, 1995, the amount of available commitments under the letter of credit facility with Crestar Bank was $697,000.

In November 1992, the Financial Accounting Standards Board ("FASB") issued SFAS No. 112, "Employers Accounting for Postemployment Benefits." The Company implemented this standard in 1994. This standard had no effect on earnings or financial position primarily due to the Company's policies regarding postemployment benefits.

In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and similar equity instruments. Pursuant to the new standard, companies can either adopt the standard or continue to account for such transactions under Accounting Principles Board Opinion ("APBO") No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for such transactions under APBO No. 25. The Company will be required to disclose in a note to the financial statements, pro forma net income and earnings per share, as if the company had applied the new method of accounting. Complying with the new standard will have no effect on earnings or the Company's cash flow.

During the fiscal years ended 1995,  1994, and 1993, all of the Company's sales,
net   income,   and   identifiable   net  assets   were   attributable   to  the
telecommunications industry.

During the month of March 1996, the Company signed definitive agreements to purchase Key Voice Technologies, Inc. ("KVT") and Aurora Systems, Inc. ("Aurora"). The acquisitions of KVT and Aurora are planned to be completed near the end of March, 1996. The acquisition cost will be funded by cash, promissory note, and the Company's Common Stock (see Note 15 to the Consolidated Financial Statements).
______________________________________________________________________________
INDEPENDENT AUDITORS' REPORT

------------------------------------------------------------------------------



Board of Directors and Stockholders
Comdial Corporation
Charlottesville, Virginia


We have audited the accompanying consolidated balance sheets of Comdial Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Richmond, Virginia
January 29, 1996



------------------------------------------------------------------------------
REPORT OF MANAGEMENT
------------------------------------------------------------------------------

Comdial Corporation's management is responsible for the integrity and objectivity of all financial data included in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Such principles are consistent in all material respects with accounting principles prescribed by the various regulatory commissions. The financial data includes amounts that are based on the best estimates and judgments of management.

The Company maintains an accounting system and related internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. Deloitte & Touche LLP, Certified Public Accountants ("Independent Auditors"), have audited these consolidated financial statements, and have expressed herein their unqualified opinion.

The Company diligently strives to select qualified managers, provide appropriate division of responsibility, and assure that its policies and standards are understood throughout the organization. The Company's Code of Conduct serves as a guide for all employees with respect to business conduct and conflicts of interest.

The Audit Committee of the Board of Directors, comprised of Directors who are not employees, meets periodically with management and the Independent Auditors to review matters relating to the Company's annual financial statements, internal accounting controls, and other accounting services provided by the Independent Auditors.



WILLIAM G. MUSTAIN                                WAYNE R. WILVER
Chairman, President and                           Senior Vice President and
Chief Executive Officer                           Chief Financial Officer


CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
In thousands except par value                                                          1995            1994
-------------------------------------------------------------------------------------------------------------
ASSETS
     Current assets
        Cash and cash equivalents                                                    $  4,144       $  1,679
        Accounts receivable - net                                                       8,976          6,637
        Inventories                                                                    17,925         16,869
        Prepaid expenses and other current assets                                       2,695          1,014
-------------------------------------------------------------------------------------------------------------
           Total current assets                                                        33,740         26,199
-------------------------------------------------------------------------------------------------------------

     Property - net                                                                    13,943         13,668
     Net deferred tax asset                                                             6,694              -
     Other assets                                                                       2,315          2,393
-------------------------------------------------------------------------------------------------------------
           Total assets                                                              $ 56,692       $ 42,260
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities
        Accounts payable                                                             $  7,988       $  6,977
        Accrued payroll and related expenses                                            1,518          1,373
        Accrued promotional allowances                                                  1,851          1,592
        Other accrued liabilities                                                       2,209          2,160
        Current maturities of debt                                                      1,903          2,466
-------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                   15,469         14,568
-------------------------------------------------------------------------------------------------------------

     Long-term debt                                                                     2,844          4,737
     Net deferred tax liability                                                         2,191              -
     Long-term employee benefit obligations                                             1,894          1,912
     Commitments and contingent liabilities (see Note 14)
-------------------------------------------------------------------------------------------------------------
           Total liabilities                                                           22,398         21,217
-------------------------------------------------------------------------------------------------------------

     Stockholders' equity
        Series A 7-1/2% preferred stock ($10.00 par value),
           (Authorized shares 2,000; issued 0 shares)                                       -          7,500
        Common stock ($0.01 par value) and paid-in capital
           (Authorized 30,000 shares; issued shares:
            1995 = 8,132; 1994 = 6,984)                                               111,625        100,320
        Other                                                                          (1,014)          (942)
        Accumulated deficit                                                           (76,317)       (85,835)
-------------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                                  34,294         21,043
-------------------------------------------------------------------------------------------------------------
           Total liabilities and stockholders' equity                                $ 56,692       $ 42,260
=============================================================================================================

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------------------
                                                                                Years Ended December 31,
In thousands except per share amounts                                      1995           1994          1993
--------------------------------------------------------------------------------------------------------------
Net sales                                                                 $94,802       $77,145       $69,099
Cost of goods sold                                                         64,027        52,418        47,485
--------------------------------------------------------------------------------------------------------------
        Gross profit                                                       30,775        24,727        21,614
--------------------------------------------------------------------------------------------------------------

Operating expenses
    Selling, general & administrative                                      19,298        15,161        12,805
    Engineering, research & development                                     4,186         3,932         3,424
--------------------------------------------------------------------------------------------------------------
        Operating income                                                    7,291         5,634         5,385
--------------------------------------------------------------------------------------------------------------

Other expense (income)
    Interest expense                                                          996         1,267         2,420
    Miscellaneous expense                                                     760           637           420
--------------------------------------------------------------------------------------------------------------
Income before income taxes and                                              5,535         3,730         2,545
    extraordinary item
Income tax expense/(benefit)                                              (4,334)           116           129
--------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                            9,869         3,614         2,416
Extraordinary item, write-off of
    debt issuance cost                                                          -           389             -
--------------------------------------------------------------------------------------------------------------
        Net income                                                          9,869         3,225         2,416
Dividends on preferred stock                                                  350           577             -
--------------------------------------------------------------------------------------------------------------
        Net income applicable to common stock                             $ 9,519       $ 2,648       $ 2,416
==============================================================================================================

Earnings per common share and common equivalent share:
        Primary:
          Income before extraordinary item                                  $1.24         $0.42         $0.35
          Extraordinary item                                                    -         (0.05)            -
--------------------------------------------------------------------------------------------------------------
            Net income per common share                                     $1.24         $0.37         $0.35
==============================================================================================================

        Fully diluted                                                       $1.20         $0.37         $0.34
==============================================================================================================

Weighted average common shares outstanding:
        Primary                                                             7,697         7,235         6,939
        Fully diluted                                                       8,226         7,235         7,162

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


---------------------------------------------------------------------------------------------------------------


                                                   Common Stock             Preferred Stock
                                            ----------------------------------------------------   Paid-in
In thousands                                   Shares        Amount      Shares      Amount        Capital
---------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1993                    18,055         $181           -       $    -        $ 99,115
     Proceeds from sale of
        Common Stock:
        Incentive plans                                                                                 (20)
        Notes receivable
        Stock options exercised                   133            1                                       95
        Warrants exercised                      2,500           25                                      620
     Incentive stock issued                        40                                                    30
     Treasury stock purchased
 Net income
---------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1993                  20,728          207           -            -          99,840
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                                               (146)
        Stock options exercised                   439            4                                      285
     Incentive stock issued                        40                                                   130
     Preferred stock issued                                                850        8,500
     Redeemed preferred stock                                             (100)      (1,000)
     Treasury stock purchased
     Dividend paid on preferred stock
 Net income
---------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994                  21,207          211         750        7,500         100,109
     Reverse stock-split 1 for 3
         (August 8, 1995)                     (14,138)        (141)                                     141
     Proceeds from sale of
        Common Stock:
        Stock offering                          1,000           10                                   11,200
        Notes receivable
        Stock options exercised                   144            2                                      250
     Stock offering cost                                                                               (273)
     Incentive stock issued                        13                                                   116
     Redeemed preferred stock                                             (750)      (7,500)
     Treasury stock purchased
     Dividend paid on preferred stock
 Net income
---------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1995                    8,226       $  82           -            -        $111,543
===============================================================================================================




---------------------------------------------------------------------------------------------------------------

                                                                     Notes
                                             Treasury Stock        Receivable
                                         ------------------------    on Sale        Retained
In thousands                                Shares      Amount      of Stock        Earnings         Total
---------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1993                 (150)       $(583)        $(303)        $(90,899)        $7,511
        Common Stock:
        Incentive plans                                                                                 (20)
        Notes receivable                                                 74                              74
        Stock options exercised                                                                          96
        Warrants exercised                                                                              645
     Incentive stock issued                                                                              30
     Treasury stock purchased                 (1)          (2)                                           (2)
 Net income                                                                            2,416          2,416
---------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1993               (151)        (585)         (229)         (88,483)        10,750
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                 47                             (99)
        Stock options exercised                                                                         289
     Incentive stock issued                                                                             130
     Preferred stock issued                                                                           8,500
     Redeemed preferred stock                                                                        (1,000)
     Treasury stock purchased             (103)        (175)                                           (175)
     Dividend paid on preferred stock                                                   (577)          (577)
 Net income                                                                            3,225          3,225
---------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994             (254)        (760)           (182)         (85,835)        21,043
     Reverse stock-split 1 for 3
         (August 8, 1995)                  169                                                            -
     Proceeds from sale of
        Common Stock:
        Stock offering                                                                               11,210
        Notes receivable                                                  6                               6
        Stock options exercised                                                                         252
     Stock offering cost                                                                               (273)
     Incentive stock issued                                                               (1)           115
     Redeemed preferred stock                                                                        (7,500)
     Treasury stock purchased               (9)         (78)                                            (78)
     Dividend paid on preferred stock                                                   (350)          (350)
 Net income                                                                            9,869          9,869
---------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1995              (94)       $(838)          $(176)        $(76,317)       $34,294
===============================================================================================================

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                Years Ended December 31,
In thousands                                                                             1995            1994             1993
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Cash received from customers                                                        $97,156         $81,298          $74,265
    Other cash received                                                                   1,355           2,305            1,236
    Interest received                                                                        60              56               65
    Cash paid to suppliers and employees                                                (93,990)        (75,888)         (66,725)
    Interest paid on debt                                                                  (676)           (924)          (1,981)
    Interest paid under capital lease obligations                                          (174)           (284)            (256)
    Income taxes paid                                                                      (186)           (200)             (44)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                          3,545           6,363            6,560
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Proceeds from the sale of equipment                                                       6             206               56
    Proceeds received on note from Cortelco
      International, Inc.                                                                     -           1,000            1,000
    Capital expenditures                                                                 (2,155)         (2,116)            (848)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by investing activities                                  (2,149)           (910)             208
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from borrowings                                                                  -           7,300            2,660
    Proceeds from issuance of common stock                                               11,384             203              739
    Principal payments on debt                                                           (1,824)        (14,365)          (3,859)
    Principal payments under capital lease obligations                                     (641)           (809)          (1,233)
    Preferred stock redemption                                                           (7,500)         (1,000)                -
    Preferred dividends paid                                                               (350)           (577)                -
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities                                   1,069          (9,248)          (1,693)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      2,465          (3,795)           5,075
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                            1,679           5,474              399
---------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                                               $ 4,144         $ 1,679          $ 5,474
=================================================================================================================================
Reconciliation of net income to net cash provided by operating activities:
 Net Income                                                                             $ 9,869         $ 3,225          $ 2,416
    Depreciation and amortization                                                         3,557           4,138            3,138
    Decrease (increase) in accounts receivable                                           (2,339)           (453)             689
    Inventory provision                                                                   1,309             964              900
    Increase in inventory                                                                (2,365)         (2,989)            (307)
    Increase in other assets                                                             (3,277)         (1,620)            (958)
    Increase in net deferred tax assets                                                  (4,503)              -                -
    Increase (decrease) in accounts payable and bank
      overdrafts                                                                          1,011           1,918             (639)
    Increase in other liabilities                                                           435           1,238            1,237
    Increase (decrease) in other equity                                                    (152)            (58)              84
---------------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                                 (6,324)          3,138            4,144
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               $ 3,545         $ 6,363          $ 6,560
=================================================================================================================================

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1995, 1994, 1993

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The  consolidated   financial   statements   include  the  accounts  of  Comdial
Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

NATURE OF OPERATIONS

Comdial is a United States ("U.S.") based manufacturer of business communication systems. The Company's principle customers are small to medium sized businesses throughout the U.S. and other international markets. The distribution network consists of three major distributors, approximately 1500 dealers and several thousand independent interconnects. The dynamic, high technology industry in which the Company participates is very competitive. There is an increasing shift from analog to digital product lines as well as other rapid technological changes creating the potential for product obsolescence.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses; and the disclosure of contingent assets and liabilities at December 31, 1995. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents are defined as short-term liquid investments with maturities when purchased of less than 90 days that are readily convertible into cash. Under the Company's current cash management policy, borrowings from the revolving credit facility are used for normal operating purposes. The revolving credit facility is reduced by cash receipts that are deposited daily. Bank overdrafts of $1,594,000 and $1,099,000 are included in accounts payable at December 31, 1995 and 1994, respectively. Bank overdrafts are outstanding checks that have not (1) cleared the bank and (2) been funded by the revolving credit facility (see Note 5). The Company considers the outstanding checks to be a bank overdraft. The Company is reporting the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY/DEPRECIATION

Depreciation is computed using the straight-line method for all buildings, land improvements, machinery and equipment, and capitalized lease property over their estimated useful lives. Effective January 1, 1994 the Company revised the estimated useful lives of certain computer hardware equipment from seven to five years to more closely reflect expected remaining useful lives.


The effect of this change in accounting estimate was to increase depreciation expense and decrease income from continuing operations in 1994 by $239,000 or $0.03 per share. Expenditures for maintenance and repairs of property are charged to expense. Improvements and renewals which extend economic lives are capitalized.

The estimated useful lives are as follows:
       Buildings                                              30 years
       Land Improvements                                      15 years
       Machinery and Equipment                                 7 years
       Computer Hardware Equipment and Tooling                 5 years

EXPENSING OF COSTS

All production start-up, research and development, and engineering costs are charged to expense, except for that portion of costs which relate to product software development (see "Capitalized Software Development Costs").

EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE

For 1995, 1994, and 1993, earnings per common share were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares. Fully diluted earnings per share assumes the conversion of preferred stock and adds back the preferred stock dividends paid to net income. The effect of the preferred stock conversion was antidilutive for the year ended 1994.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

In 1995, 1994, and 1993, the Company incurred costs associated with the development of software related to the Company's various products. The accounting for such software costs is in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86. The Company's estimate of product life is approximately three years or more. The total amount of unamortized software development cost included in other assets is $1,475,000 and $1,392,000 at December 31, 1995 and 1994, respectively. The amounts capitalized were $840,000, $717,000, and $721,000, of which $757,000, $858,000, and $705,000 were amortized in 1995, 1994, and 1993, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Company adopted in 1993, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires the Company to accrue estimated costs relating to health care and life insurance benefits. In 1995, 1994, and 1993, the Company recognized $311,000, $289,000 and $288,000, respectively.

INCOME TAXES

The Company adopted SFAS No. 109, "Accounting for Income Taxes", in 1993, which specifies the asset and liability approach. Under SFAS No. 109, the deferred tax liability or asset is determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when the differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The measurement of deferred tax assets is reduced by the amount of any tax benefits where, based on available evidence, the likelihood of realization can be established. The Company has incurred prior cumulative operating losses through 1991 for financial statement and tax reporting purposes and has adjusted its valuation allowance account to recognize a portion of the net deferred tax asset for future periods (see Note 6). Tax credits will be utilized to reduce current and future income tax expense and payments.

RECLASSIFICATIONS

Amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2.  INVENTORIES

Inventory consists of the following:
-------------------------------------------------------------------------------
December 31,
In thousands                                             1995             1994
-------------------------------------------------------------------------------

   Finished goods                                       $3,808           $2,936
   Work-in-process                                       4,202            4,455
   Materials and supplies                                9,915            9,478
                                                         -----            -----
       Total                                           $17,925          $16,869
                                                       =======          =======
-------------------------------------------------------------------------------

NOTE 3.  PROPERTY

Property consists of the following:

-------------------------------------------------------------------------------
December 31,
In thousands                                          1995              1994
-------------------------------------------------------------------------------
   Land                                               $396              $396
   Buildings and improvements                       11,763            11,540
   Machinery and equipment                          27,547            26,551
   Less accumulated depreciation                   (25,763)          (24,819)
                                                   -------           -------
       Property - Net                              $13,943           $13,668
                                                   =======           =======
------------------------------------------------------------------------------

Depreciation expense charged to operations for the years 1995, 1994, and 1993, was $2,422,000, $2,601,000, and $2,164,000, respectively.

NOTE 4.  LEASE OBLIGATIONS

The Company and its subsidiaries have various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:

------------------------------------------------------------------------------
Year Ending December 31,                               Capital       Operating
In thousands                                           Leases           Leases
------------------------------------------------------------------------------
   1996                                                 $584             $1,413
   1997                                                  135              1,396
   1998                                                  107              1,338
   1999                                                    -                988
   2000                                                    -                  2
                                                        ----              -----
   Total minimum lease commitments                       826             $5,137
                                                                         ======
   Less amounts representing interest
     and other costs                                    (109)
                                                       ------
   Principal portion of minimum lease
     commitments at December 31, 1995                   $717
                                                        ====
------------------------------------------------------------------------------

Assets recorded under capital leases (included in property in the accompanying Consolidated Balance Sheets) are as follows:

-------------------------------------------------------------------------------
December 31,
In thousands                                          1995             1994
-------------------------------------------------------------------------------
    Machinery and equipment                         $1,843            $2,269
    Less accumulated depreciation                     (690)             (570)
                                                    ------             -----
        Property - Net                              $1,153            $1,699
                                                    ======            ======
-------------------------------------------------------------------------------

During 1995, 1994, and 1993, the Company entered into new capital lease obligations which amounted to approximately $9,000, $228,000, and $1,597,000, respectively.

Operating leases and rentals are for buildings, factory, and office equipment. The total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 1995, 1994, and 1993 was $1,262,000, $1,023,000, and $1,025,000, respectively.

NOTE 5.  DEBT

As of February 1, 1994, Fleet Capital Corporation ("Fleet"), formerly known as Shawmut Capital Corporation and prior to that as Barclays Business Credit, Inc., held substantially all of the Company's indebtedness. Prior to February 1, 1994, PacifiCorp, through its indirect subsidiary, PacifiCorp Credit, Inc. ("PCI"), held substantially all of the Company's indebtedness.

LONG-TERM DEBT
------------------------------------------------------------------------------
December 31,
In thousands                                               1995          1994
-------------------------------------------------------------------------------
Notes payable to Fleet
   Term notes I and II (1)                                4,030        $5,854
   Revolving credit (2)                                      -             -
   Capitalized leases (see Note 4)                          717         1,349
                                                          -----         -----
Total debt                                                4,747         7,203
   Less current maturities on debt                        1,903         2,466
Total long-term debt                                     $2,844        $4,737
                                                         ======        ======
------------------------------------------------------------------------------

(1) The Fleet Term Notes I and II of $7,300,000 carry interest rates of 1-1/2% over Fleet's prime rate and are payable in equal monthly principal installments of $152,000 for the next 2 months, and 23 equal monthly principal installments of $110,334, with the balance due on February 1, 1998.

(2) The Fleet revolving credit facility carries an interest rate of 1% over Fleet's prime rate. Availability under the revolving credit facility is based on eligible accounts receivable and inventory, less funds already borrowed. The Company's total indebtedness to Fleet (term notes plus revolving credit facility) may not exceed $14,000,000.

The Company's indebtedness with PCI was secured by liens on the Company's accounts receivable, inventories, intangibles, land, and other assets. Prior to February 1, 1994, these loans accrued interest at an annual rate equal to 3 1/2% above the prime rate of interest established by Morgan Guaranty Trust Company (the "Morgan Guaranty Prime Rate"). The Morgan Guaranty Prime Rate was 5 1/2% at February 1, 1994 and December 31, 1993, respectively.

On December 23, 1993, the Company and PCI entered into an agreement (the "Equity Agreement"), pursuant to which, among other things, PCI agreed to accept 850,000 shares of a newly designated Series A 7 1/2% Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock") of the Company in exchange for the cancellation of $8,500,000 of the Company's existing indebtedness to PCI (which was a non-cash transaction).

At a special meeting held on February 1, 1994, the Stockholders of the Company approved the exchange and amendments to the Company's Certificate of
Incorporation permitting the issuance of the Series A Preferred Stock. Immediately following the meeting, the Company and Fleet entered into a loan and security agreement ("Loan Agreement") pursuant to which Fleet agreed to provide the Company with a $6,000,000 term loan ("Term Note I") and a $9,000,000 revolving credit loan facility. The Company's principal balance of its indebtedness on February 1, 1994 to PCI was $21,209,453, which was paid by using cash generated from operations of $6,000,000, cash borrowed from Fleet of $6,709,453, and the cancellation of the remaining debt of $8,500,000 with the issuance of Preferred Stock. The Company purchased from PCI 100,000 shares of the Redeemable Preferred Stock at the time the Company received the proceeds of $1,000,000 from Cortelco International, Inc. ("Cortelco") in December 1994 relating to the sale of the electromechanical product line in 1992.

On April 29, 1994, the Company and Fleet amended the Loan Agreement to permit the Company to borrow an additional $1,300,000 under the Term Note ("Term Note II") to finance the purchase of additional surface mount technology equipment. The $1,300,000 term note is payable in 44 equal monthly payments of $27,000 with the balance due on February 1, 1998.

Scheduled maturities of Fleet Term Notes (current and long-term debt) as defined in the Loan Agreement are as follows:
------------------------------------------------------------------------------
                                                                 Principal
In thousands                         Fiscal Years               Installments
------------------------------------------------------------------------------
    Term Notes payable                  1996                      $1,407
                                        1997                       1,324
                                        1998                       1,299
------------------------------------------------------------------------------

DEBT COVENANTS

The Company's indebtedness to Fleet is secured by liens on the Company's accounts receivable, inventories, intangibles, land, and other property. Among other restrictions, the Loan Agreement with Fleet also contains certain financial covenants that relate to specified levels of consolidated tangible net worth, profitability, debt service ratio, and current ratio. The Loan Agreement also limits additional borrowings and payment of dividends, except for payments made to PCI for their Series A Preferred Stock. As of December 31, 1995, the Company was in compliance with the Loan Agreement terms as defined in the Loan Agreement.

NOTE 6.  INCOME TAXES

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by SFAS No. 109, "Accounting for Income Taxes". As permitted under the rules, prior years' financial statements have not been restated. The components of the income tax expense for the years ended December 31, are as follows:

------------------------------------------------------------------------------
                                                      Liability Method
In thousands                                       1995      1994     1993
------------------------------------------------------------------------------
    Current -  Federal                             $142      $88      $89
               State                                 27       28       40
    Deferred - Federal                           (4,374)       -        -
               State                               (129)       -        -
                                                  -----      ---       --
       Total provision/(benefit)                $(4,334)    $116     $129
                                                =======     ====     ====
------------------------------------------------------------------------------

The income tax provision reconciled to the tax computed at statutory rates for the years ended December 31, is summarized as follows:

------------------------------------------------------------------------------
In thousands                                        1995     1994    1993
------------------------------------------------------------------------------
    Federal tax at statutory rate
     (35% in 1995, 1994, and 1993)                $1,937   $1,306    $891
    State income taxes (net of federal tax
      benefit)                                        18       18      27
    Nondeductible charges                             46       34      20
    Alternative minimum tax                          139       84      89
    Utilization of operating loss carryover       (1,971)  (1,326)   (898)
      Adjustment of valuation allowance           (4,503)       -       -
                                                   ------  ------    ----
       Income tax provision/(benefit)            $(4,334)    $116    $129
                                                 =======     ====    ====
------------------------------------------------------------------------------

Net deferred tax assets of $4,503,000 and $0 have been recognized in the accompanying Consolidated Balance Sheet at December 31, 1995 and 1994. The components of the net deferred tax assets are as follows:

------------------------------------------------------------------------------
In thousands                                           1995             1994
------------------------------------------------------------------------------
    Total deferred tax assets                        $28,091          $29,852
    Total valuation allowance                        (21,397)         (27,871)
                                                     -------          --------
       Total deferred tax assets - net                 6,694            1,981
   Total deferred tax liabilities                     (2,191)          (1,981)
                                                      ------           ------
   Total                                              $4,503            $   -
                                                      ======           ======
------------------------------------------------------------------------------

The valuation allowance decreased $6,474,000 during the year ended December 31, 1995. The decrease was primarily related to: (1) the re-evaluation of the future utilization of net operating losses ("NOLs") of $4,503,000, and (2) the utilization of operating loss carryforwards of $1,971,000. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in judgment about the future realization of deferred tax assets. Based on a re-evaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $4,503,000 was recognized in the quarter ended July 2, 1995. Management believes, although realization is not assured, that it is more likely than not that the Company will realize this tax benefit. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company has net operating loss and credit carryovers of approximately $66,883,000 and $3,153,000, respectively, which, if not utilized, will expire as follows:


------------------------------------------------------------------------------
In thousands                            Net Operating
  Expiration Dates                         Losses             Tax Credits
------------------------------------------------------------------------------
    1996 - 1997                             $14                    $412
    1998                                     69                   1,846
    1999                                 19,931                     504
    2000                                 31,129                      66
    2001                                  5,260                       -
    AFTER 2001                           10,480                   _ 325
                                         ------                   -----
   TOTAL                                $66,883                  $3,153
                                        =======                  ======
------------------------------------------------------------------------------

Based on the Company's interpretation of Section 382 of the Internal Revenue Code, the reduction of the valuation allowance was calculated assuming a 50% ownership change, which could limit the utilization of the tax net operating loss and tax credit carryforwards in future periods starting at the time of the change. An ownership change could occur if changes in the Company's stock ownership exceeds 50% of the value of the Company's stock during any three year period.

The components of the net deferred tax assets (liabilities) at December 31, 1995 and 1994 are as follows:

------------------------------------------------------------------------------
Deferred Assets/(Liabilities)
In thousands                                              1995            1994
------------------------------------------------------------------------------
    Net loss carryovers                                  $22,740        $24,595
    Tax credit carryovers                                  3,153          3,027
    Inventory write downs and capitalization               1,057          1,028
    Pension                                                  354            461
    Postretirement                                           290            189
    Compensation and benefits                                169            169
    Capitalized software development costs                   277            256
    Contingencies                                             21             28
    Other deferred tax assets                                 18             11
    Note receivable reserve                                    -             84
    Fixed asset depreciation                              (2,179)        (1,977)
    Income reported in different periods for
      financial reporting and tax purposes                     -              -
    Other deferred tax liabilities                             -              -
                                                         -------         ------
      Net deferred tax asset                              25,900         27,871
    Less:  Valuation allowance                           (21,397)       (27,871)
                                                          ------        -------
      Total                                               $4,503        $     -
                                                          ======        =======
------------------------------------------------------------------------------

NOTE 7.  PENSION AND SAVINGS PLANS

The Company currently has one pension plan which provides benefits based on years of service and employee's compensation during the employment period. The calculation of pension benefits prior to 1993 will be based on the provisions of the two previous pension plans. One plan provided pension benefits based on years of service and employee's compensation during the employment period. The other plan provided benefits based on years of service. The funding policy for the plans was to make the minimum annual contributions required by applicable regulations. Assets of the plans are generally invested in equities and fixed income instruments.

The following table sets forth the funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1994.


In thousands                                                   1995        1994
------------------------------------------------------------------------------

 Actuarial present value of benefit obligation:
 Accumulated benefit obligation (including vested
   benefits of $10,499 and $8,431, respectively)            $(11,473)   $(9,225)
                                                            ========    =======

 Projected benefit obligation for service to date           $(12,102)   $(9,583)
 Plan assets at fair value                                    12,345      9,041
                                                             -------     ------
 Plan assets more (less) than projected benefit obligation       243       (542)
 Unrecognized net (gain) or loss from past experience         (1,064)    (1,007)
 Unrecognized net (gain) or loss from prior service cost        (288)      (322)
 Unrecognized net asset at date of implementation of
   SFAS No. 87 amortized over 14 years                          (115)      (144)
                                                                ----       ----
   Accrued liabilities for benefit plans at December 31      $(1,224)   $(2,015)
                                                             =======    =======
------------------------------------------------------------------------------

Net periodic pension cost for 1995, 1994, and 1993 included the following components:

------------------------------------------------------------------------------
In thousands                                          1995    1994    1993
------------------------------------------------------------------------------
  Service cost-benefits earned during the period      $931    $982    $803
  Interest cost on projected benefit obligation        751     657     548
  Actual return on plan assets                      (2,122)    106  (1,438)
  Net amortization and deferral of other items       1,199    (919)    608
                                                     -----    ----     ---
     Net periodic pension cost                        $759    $826    $521
                                                      ====    ====    ====
------------------------------------------------------------------------------

Assumptions used in accounting for the plans were as follows:
------------------------------------------------------------------------------
                                                      1995     1994     1993
------------------------------------------------------------------------------
    Discount rate                                     7.50%    8.00%    7.00%
    Rate of increase in future compensation levels    4.00%    4.00%    4.00%
    Expected long-term rate of return on assets       9.00%    9.00%    9.00%
------------------------------------------------------------------------------

In addition to providing pension benefits, the Company contributes to a 401(k) plan, based on the employee's contributions. Participants can contribute from 2% to 10% of their salary as defined in the terms of the plan. The Company makes matching contributions equal to 25% of a participant's contributions. The Company's total expense for the matching portion to the 401(k) plan for 1995, 1994, and 1993 was $278,000, $261,000, and $225,000, respectively.

NOTE 8.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As of January 1, 1993, the Company adopted SFAS No. 106. The effect of adopting SFAS No. 106 on income from continuing operations for 1995, 1994, and 1993 was an expense of $311,000, $289,000, and $288,000, respectively.

The Company provides certain health care coverage (until age 65) which is subsidized by the retiree through insurance premiums paid to the Company, and life insurance benefits for substantially all of its retired employees. The Company's postretirement health care benefits are not currently funded. The status of the postretirement benefits are as follows:

Accumulated postretirement benefit obligation at January 1, 1995, 1994, and 1993:



-------------------------------------------------------------------------------
In thousands                                        1995       1994      1993
------------------------------------------------------------------------------
 Retirees                                           $354       $398       $222
 Actives eligible to retire                          653        628        435
 Other active participants ineligible to retire      922        972        676
                                                     ---      -----      -----
    Total                                         $1,929     $1,998     $1,333
                                                  ======     ======      =====
------------------------------------------------------------------------------

Net postretirement benefit cost for years ended December 31, consisted of the following components:
------------------------------------------------------------------------------
In thousands                                        1995       1994      1993
------------------------------------------------------------------------------
    Service cost                                    $75        $59       $46
    Interest cost                                   156        139       151
    Actual return on assets                           -          -         -
    Amortization of the unrecognized transition
     obligation                                      91         91        91
    Amortization of (gain) or loss                  (11)         -         -
    Amortization of prior service cost                -          -         -
                                                   ----       ----      ----
        Total                                      $311       $289      $288
                                                   ====       ====      ====
------------------------------------------------------------------------------

The following table sets forth funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1995 and 1994.

------------------------------------------------------------------------------
In thousands                                                   1995       1994
------------------------------------------------------------------------------
  Plan assets at fair value                                  $    -     $   -
  Accumulated postretirement benefit obligation
     Retirees                                                  (379)     (394)
     Fully eligible participants                               (699)     (604)
     Other active participants                                 (996)     (874)
  Unrecognized prior service cost                                 -         -
  Unrecognized net (gain) or loss                              (320)     (316)
  Unrecognized transition obligation                          1,540     1,631
                                                              -----     -----
    Accrued liabilities for benefit plans at December 31     $ (854)   $ (557)
                                                              =====    ======
------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of January 1, 1995 was 8% for 1995, the trend rate decreasing each successive year until it reaches 5.3% in 2005 after which it remains constant. The discount rate used in determining the accumulated postretirement benefit obligation cost was 7.75%. A one percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1995 and net postretirement health care cost by approximately $147,000 and service cost plus interest cost by approximately $19,000. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits.

NOTE 9.  WARRANTS

Warrants were held by PCI and a bank group which held the majority of the Company's indebtedness prior to October 1991. On November 1, 1993, the bank group exercised warrants and acquired in the aggregate 166,667 shares of the Company's Common Stock, at an exercise price of $3.75 per share. On December 9, 1993, PCI exercised its Replacement Warrant and acquired 666,667 shares of the Company's Common Stock, at an exercise price of $0.03 per share. No other warrants have been issued by the Company.

NOTE 10.  PREFERRED STOCK

On December 23, 1993, the Company and PCI entered into the Equity Agreement, pursuant to which, among other things, PCI agreed to accept 850,000 shares of a newly designated Series A 7 1/2% Cumulative Convertible Redeemable Preferred Stock of the Company in exchange for the cancellation of $8,500,000 of the Company's existing indebtedness to PCI (which was a non-cash transaction).
Dividends were paid each quarter at an annual rate of return of 7 1/2% which totaled for 1995 and 1994, $350,000 and $577,000, respectively.

Each share of Series A Preferred Stock was convertible at the option of PCI into fully paid and non-assessable shares of Common Stock. Under the terms of the Equity Agreement, the Company was required to redeem 100,000 shares of the Series A Preferred Stock at the time the Company received $1,000,000 in 1994 from Cortelco, which related to the sale of the electromechanical product line in 1992 (see Note 5). In December 1994, the Company received the $1,000,000 payment from Cortelco, which was used to redeem the 100,000 shares (par value $10.00) of the Series A Preferred Stock. In the event that four consecutive quarterly dividend payments on Series A Preferred Stock had been in arrears and unpaid, PCI had the exclusive right, voting separately as a class, to elect two members of the Board of Directors or such greater number of members as is necessary to equal at least 40% of the total number of members of the Board of Directors. The remaining 750,000 shares of Series A Preferred Stock were redeemed in August 1995 (see Note 11).

NOTE 11.  PUBLIC STOCK OFFERING

In August 1995, the Company completed a public offering of 3,000,000 shares of Common Stock (the "Offering") at $12.00 per share. Of the 3,000,000 shares of Common Stock, 2,000,000 were offered by PCI and 1,000,000 were newly issued shares by the Company.

The net proceeds to the Company from the Offering were $11,200,000. A portion of the proceeds were used to redeem all of the Series A Preferred Stock, pay accumulated dividends, and pay the costs of the offering. The remaining proceeds were used for general corporate and working capital purposes.

Concurrent with the Offering, the Company declared a one-for-three reverse stock split of the Company's Common Stock. The effect of the Offering and the reverse stock split decreased the number of outstanding shares from approximately 21.3 million to 8.1 million. All references in the financial statements to number of shares, per share amounts and market prices of the Company's Common Stock have been retroactively restated to reflect the one-for-three reverse stock split.

NOTE 12.  STOCK OPTIONS AND AWARDS

The Company's plans include stock options to purchase Common Stock and may be granted to officers, directors, and certain key employees as additional compensation. The plans are composed of both stock options, restricted stock, nonstatutory stock, and incentive stock. The plan awards to each director 1,666 shares of the Company's Common Stock for each fiscal year the Company reports income. In 1995, each Director was awarded 3,334 shares. The Company's incentive plans are administered by the Compensation Committee of the Company's Board of Directors.


The Company's incentive plans, adjusted for the one-for-three stock split, reserve 1,000,000 shares of the Company's Common Stock for issuance at December 31, 1995, 1994, and 1993. The Company has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to the stock purchases, amounting to $176,000, $182,000, and $229,000 at December 31, 1995, 1994, and 1993, respectively, have been deducted from Stockholders' Equity.

Information regarding stock options is summarized below:

_______________________________________________________________________________________________________________
                                                                 1995                 1994                1993
---------------------------------------------------------------------------------------------------------------
Options outstanding, January 1;                                 363,172              451,377            582,667
    Granted                                                     268,073               92,000             14,333
    Exercised                                                  (157,044)            (146,558)           (44,290)
    Terminated                                                  (24,960)             (33,647)          (101,333)
                                                                -------              -------           --------
Options outstanding, December 31;                               449,241              363,172            451,377
                                                                =======              =======            =======
Per share ranges of options
    outstanding at December 31                             $1.47-$11.75         $1.41-$10.59        $1.41-$6.18
Dates through which options
    outstanding at December 31,
    were exercisable                                       1/96-11/2005         1/95-10/2004       1/94-10/2003
Options exercisable, December 31;                               160,403              174,599            178,150

 Years prior to 1995 have been restated to reflect the one-for-three reverse stock split.
_______________________________________________________________________________________________________________

NOTE 13.  SEGMENT INFORMATION

During 1995, 1994, and 1993, substantially all of the Company's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

The Company had sales in excess of 10% of net sales to three customers as follows:

------------------------------------------------------------------------------------------------------------
In thousands                                                            1995            1994          1993
------------------------------------------------------------------------------------------------------------
    Sales:
       ALLTEL Supply, Inc.                                             $20,575         $12,370       $15,908
       Graybar Electric Company, Inc.                                   30,857          31,298        24,494
       North Supply Company, Inc.                                       18,357          16,305        14,984

    Percentage of net sales:
       ALLTEL Supply, Inc.                                                  22%             16%           23%
       Graybar Electric Company, Inc.                                       33%             41%           35%
       North Supply Company, Inc.                                           19%             21%           22%
____________________________________________________________________________________________________________

ALLTEL Supply, Inc., a subsidiary of ALLTEL Corporation, a shareholder of the Company, has accounts receivable with the Company of $1,415,000 and $588,000 for the periods ending December 31, 1995 and 1994, respectively.

NOTE 14.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company's facilities are subject to a variety of federal, state, and local environmental protection laws and regulations, including provisions relating to the discharge of materials into the environment. The cost of compliance with such laws and regulations has not had a material adverse effect upon the


Company's capital expenditures, earnings or competitive position, and it is not anticipated to have a material adverse effect in the future.

In 1988, the Company voluntarily discontinued its use of a concrete underground hydraulic oil and chlorinated solvent storage tank. In conjunction therewith, nearby soil and groundwater contamination was noted. As a result, the Company developed a plan of remediation that was approved by the Virginia Water Control Board in January 1989. The plan was later amended and approved by the Virginia Department of Environmental Quality, after which the Company commenced the remediation efforts required thereunder. In 1993, the Company provided a $45,000 reserve for the estimated cost to implement the remediation plan.

       In October 1994, the Company installed all the required equipment in accordance with the remediation plan and started the process of pumping hydraulic oil residue from the underground water. The oil is deposited into approved containers and taken to a hazardous waste site in accordance with the corrective action plan. As of December 31, 1995, Comdial has incurred costs of approximately $25,000 and expects the pumping process to be completed by early 1998.



NOTE 15.  SUSEQUENT EVENTS

Subsequent to its year end, the Company entered into definitive agreements regarding acquisition of Key Voice Technologies, Inc. ("KVT") and Aurora Systems, Inc. ("Aurora"). Both acquisitions are expected to be completed by the end of March, 1995.

The consideration for the acquisition of KVT aggregates approximately $18.3 million plus the net book value of certain KVT accounts as of the closing date. The consideration will consist of $7.0 million in cash, $7.0 million evidenced by a promissory note, and approximately $2.3 million in the Company's Common Stock. The remaining $2.0 million of the consideration is contingent upon KVT's performance after the acquisition, and may be paid at the Company's option in either cash or the Company's Common Stock.

The consideration for the Aurora acquisition is approximately $2.8 million. This consideration will consist of $1.5 million in cash, and $1.3 million of the Company's Common Stock.

In order for the Company to acquire KVT and Aurora, the Company will need to obtain additional funds from its credit facility. The Company and Fleet have agreed to amend the Loan Agreement to permit the Company to borrow additional funds as well as to modify some of the existing terms and covenants. The amendment to the Loan Agreement will provide an increased borrowing capacity under a $13.5 million term note, and a revolving credit facility of $12.5 million.

NOTE 16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Net earnings per share for quarters prior to the third quarter of 1995 have been restated to reflect the one for three reverse stock split.


------------------------------------------------------------------------------------------------------------
                                                               First       Second        Third       Fourth
In thousands except per share amounts                         Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------
1995
    Sales                                                     $22,316      $25,442      $25,235      $21,809
    Gross profit                                                7,124        8,254        8,054        7,343
    Interest expense                                              273          282          242          199
    Net income                                                  1,230        6,349        1,804          486
    Dividends on preferred stock                                  143          142           65            -
    Net earnings per common share: Primary                       0.15         0.85         0.22         0.06

------------------------------------------------------------------------------------------------------------
1994
    Sales                                                     $17,639      $19,019      $20,660      $19,827
    Gross profit                                                5,866        6,122        6,383        6,356
    Interest expense                                              392          319          301          255
    Income before extraordinary item                              615          942        1,245          812
    Net income                                                    226          942        1,245          812
    Dividends on preferred stock                                  106          161          162          148
    Net earnings per common share: Primary                       0.02         0.11         0.15         0.09
------------------------------------------------------------------------------------------------------------

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.

In the first quarter of 1994, the Company restructured its indebtedness to PCI by using cash generated from operations and cash borrowed from Fleet (see Note
5). The major impact on operations was the reduction of interest expense for 1994 and 1995, and the write-off of prior debt issuance cost of $389,000 in 1994.

In the second quarter of 1995, the Company reevaluated the future utilization of its deferred tax assets and decided it was more likely than not that the Company will realize a tax benefit. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $4,503,000 was recognized (see Note 6).

In the third quarter of 1995, the Company completed a public stock offering with a concurrent one-for-three reverse stock split (see Note 11).

For the fourth quarter of 1995, the earnings per share was antidilutive but the net earnings per common shares and equivalent shares were the same for both antidilutive and primary earnings per share. Certain interim inventory estimates are recognized throughout the fiscal year relating to shrinkage, obsolescence, and product mix. The results of the physical inventory and the fiscal year-end close reflected a favorable adjustment with respect to such estimates, resulting in approximately $295,000 of additional income, which is reflected in the fourth quarter of 1995.


FIVE YEAR FINANCIAL DATA

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA


-----------------------------------------------------------------------------------------------------------------
In thousands except
     per share amounts                                1995         1994         1993         1992         1991
-----------------------------------------------------------------------------------------------------------------
Net sales:
    As reported (1)                                  $94,802      $77,145      $69,099      $70,897      $66,914
    Current product lines (2)                         94,802       77,145       69,099       64,423       55,731
Income (loss) before income taxes
    and extraordinary item                             5,535        3,730        2,545          897         (871)
Net income (loss)                                      9,869        3,225        2,416          884         (871)
Earnings (loss) per common share
    and common equivalent share:
      Primary: (3)                                      1.24         0.37         0.35         0.13        (0.15)
-----------------------------------------------------------------------------------------------------------------

(1)  Prior years have been reclassified to conform to 1995 presentation.
(2)  Excludes sales of the electromechanical product line.
(3) Earnings per share have been restated to reflect the one-for-three reverse stock split.


SELECTED CONSOLIDATED BALANCE SHEET DATA


-----------------------------------------------------------------------------------------------------------------
In thousands                                          1995         1994         1993         1992         1991
-----------------------------------------------------------------------------------------------------------------
Current assets                                       $33,740      $26,199      $28,301      $24,389      $25,779
Total assets                                          56,692       42,260       44,803       41,747       41,412
Current liabilities                                   15,469       14,568       13,358       11,985       11,852
Long term debt and other
    long term liabilities                              6,929        6,649       20,695       22,251       23,217
Stockholders' equity                                  34,294       21,043       10,750        7,511        6,343
=================================================================================================================

RELATED STOCKHOLDERS MATTERS

QUARTERLY COMMON STOCK INFORMATION

The following table sets forth, for the periods shown, the high and low quarterly closing sales prices in the over-the-counter market for the Company's Common Stock, as reported by National Association of Security Dealers Automated Quotation System ("Nasdaq"). The Company's Common Stock is traded in the National Market System of the Nasdaq Stock Market in which the Company's symbol is CMDL. The following common stock information has been restated to reflect the one-for-three reverse stock split.


-----------------------------------------------------------------------------------------------------------------
                                                          1995                                      1994
Fiscal Quarters                                HIGH               LOW                      High            Low
-----------------------------------------------------------------------------------------------------------------
    First Quarter                             9     -           6   3/4                   12  3/8        7 11/16
    Second Quarter                           15   3/8           7   7/8                   10  1/8        5   5/8
    Third Quarter                            14 13/16          11   1/4                    9  3/8        5 13/16
    Fourth Quarter                           13   7/8           7   3/4                   10 5/16        5  7/16
-----------------------------------------------------------------------------------------------------------------

The Company has never paid a dividend on its Common Stock and its Board of Directors currently intends to continue for the foreseeable future the policy of not paying cash dividends on Common Stock. The Company is prohibited from paying dividends due to the Loan Agreement with Fleet except on Series A Preferred Stock (see Note 5 to Consolidated Financial Statements).


The  Company's  Common Stock trades on The Nasdaq Stock Market under the symbol:
CMDL.

OFFICERS & DIRECTORS


CORPORATE OFFICERS                           DIRECTORS
William G. Mustain                           William G. Mustain             Chairman
  President and
  Chief Executive Officer                    A. M. Gleason                  President of Port of
                                                                            Portland

                                             Michael C. Henderson           Vice Chariman, President
Wayne R. Wilver                                                             of PacifiCorp
  Senior Vice President,                                                    Financial Services, Inc.
  Chief Financial Officer,
  Treasurer, and Secretary                   William E. Porter              Senior Vice President of
                                                                            Strategic Planning-Trigon
Joe Ford                                                                    Blue Cross Blue Shield
  Vice President, Human
  Resources                                  John W. Rosenblum              Tayloe Murphy Professor of
                                                                            Business Administration,
William C. Grover                                                           Darden Graduate School of
  Vice President, Sales and                                                 Business Administration,
  Marketing                                                                 University of Virginia

Keith J. Johnstone                           Dianne C. Walker               Consultant
  Vice President, Manufacturing

Lawrence K. Tate
  Vice President, Quality

Ove Villadsen
  Vice President, Engineering



TRANSFER AGENT AND REGISTRAR         FORM 10-K
 Chemical Bank                       On written request, Comdial Corporation
 New York, New York                  will furnish to stockholders a copy of
                                     its Form 10-K for the most recent year.
INDEPENDENT AUDITORS                 Address your request to Linda Falconer,
 Deloitte & Touche LLP               Comdial Corporation, P.O. Box 7266,
 Richmond, Virginia                  Charlottesville, Virginia  22906-7266

INVESTOR RELATIONS                   WORLD WIDE WEBB
Dick Bucci - Director,               http://www.comdial.com
             Investor Relations
Phone:  (804) 978-2525
Fax:    (804) 978-2512