Form 10-K405, Exhibit 13
period 1996-12-31
COMDIAL CORP
filed 1997-03-25
CIK 230131

EXHIBIT 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist the reader in understanding and evaluating the financial condition and results of operations of Comdial Corporation and its subsidiaries (the "Company"). This review should be read in conjunction with the financial statements and accompanying notes. This analysis attempts to identify trends and material changes which occurred during the periods presented. Prior years have been reclassified to conform to the 1996 reporting basis (see Note 1 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Selected consolidated statements of operations for the last three years are as follows:

----------------------------------------------------------------------------------------------------------
December 31,
 In thousands                                                      1996             1995              1994
----------------------------------------------------------------------------------------------------------
    Net sales                                                  $102,229          $94,802           $77,145
    Gross profit                                                 37,818           30,775            24,727
    Selling, general & administrative                            25,694           19,298            15,161
    Engineering, research & development                           5,771            4,186             3,932
    Interest expense                                              1,626              996             1,267
    Goodwill amortization                                         2,674               23                23
    Miscellaneous expense - net                                     762              737               614
    Income tax expense/(benefit)                                   (518)          (4,334)              116
    Extraordinary item, write-off
       of debt issuance cost                                          -                -               389
    Net income                                                    1,809            9,869             3,225
    Dividends on preferred stock                                      -              350               577
    Net income applicable to common stock                         1,809            9,519             2,648
----------------------------------------------------------------------------------------------------------

1996 Compared with 1995

Net sales as reported for 1996 increased by 8% to $102,229,000, compared with $94,802,000 in 1995. The continued increase in net sales was primarily due to
(1) continued demand for the Company's Digital Expandable System ("DXP") and Impact products, and (2) continued growth in sales of Computer Telephony Integration ("CTI") products which was enhanced by the acquisitions of Aurora Systems, Inc. ("Aurora") and Key Voice Technologies, Inc. ("KVT"). In 1996, sales of DXP products increased 29% to $17,570,000 compared with $13,619,000 for 1995. In 1996, sales of CTI products, including voice processing, increased 180% to $20,250,000 compared with $7,223,000 for 1995. Management expects sales of digital business systems and CTI products to continue to grow in 1997, primarily due to (1) continued growth in DXP system sales driven by new CTI applications,
(2) development of new products, (3) sales by newly acquired wholly-owned subsidiaries Aurora and KVT which should help increase the sales of CTI related products, and (4) acceptance of DXP and CTI products in international markets. In 1996, sales of analog products, proprietary terminals, and custom manufacturing revenue decreased 27% to $16,041,000, 21% to $4,693,000, and 79% to $1,299,000, respectively, compared with $22,076,000, $5,938,000, and
$6,092,000, respectively, for 1995. The custom manufacturing decrease was primarily due to completion in 1995 of a one-time contract with a major customer. Management expects sales of analog and proprietary terminals to continue to decrease in 1997. In 1996, international sales increased by 38% to $3,670,000 compared with $2,666,000 for 1995. International sales were lower than projected primarily due to unstable economic conditions in Latin America and other foreign countries. As the Company's products gain more international exposure, and the Company recruits more international distributors, international sales are expected to grow.

Gross profit as a percentage of sales for 1996 was approximately 37% compared with 32% for 1995. In 1996, gross profit increased by 23% to $37,818,000 compared with $30,775,000 for 1995. This increase was primarily attributable to increased sales of higher margin business system products, such as DXP and CTI products, and higher margins that Aurora and KVT products added to the business.

Selling, general and administrative expenses increased in 1996 by 33% to $25,694,000 compared with $19,298,000 for 1995. The primary reasons for the increase were (1) an increase in sales personnel to broaden our domestic network and to support the growth of the CTI and international markets, (2) additional administrative, marketing, and sales expenses of $2,940,000 associated with Aurora and KVT, and (3) higher promotional allowance costs associated with increased sales through Preferred Dealers.

Engineering, research and development expenses increased in 1996 by 38% to $5,771,000 compared with $4,186,000 for 1995. This increase was primarily due to
(1) the addition of new software development and support personnel to further the development of new products, develop new CTI applications, and shorten the development cycle, and (2) increased expenses of $895,000 associated with Aurora and KVT.

Interest expense increased in 1996 by 63% to $1,626,000 compared with $996,000 for 1995. This increase was due to the acquisition loan the Company obtained from Fleet Capital Corporation ("Fleet") to provide funding to help acquire Aurora and KVT. Additional interest expense was also incurred as a result of a promissory note issued to the original owners of KVT as part of the purchase price of KVT (see Note 2 to the Consolidated Financial Statements).

Goodwill amortization expense in 1996 increased to $2,674,000 compared with $23,000 in 1995. The increase was due to the acquisitions of Aurora and KVT (see
Note 2 to the Consolidated Financial Statements).

Net income before income taxes, as a result of the foregoing, decreased 77% to $1,291,000 in 1996, compared with $5,535,000 in 1995. Some of the factors which led to the decreases in income and earnings per share for 1996 were (1) decreased sales of analog products which were down by approximately 27%, (2) decreased sales to the Federal Government which were down by approximately 53%, and (3) additional costs associated with expanding the sales and engineering organizations. Management anticipates, assuming continued strength in the economy, that the factors which have led to significant increases in sales for the second half of 1996 will continue to have a positive influence on the Company's performance in 1997. The Company plans to continue to improve sales by
(1) introducing new products, product enhancements, and additional applications of DXP, Impact, digital, and CTI products, (2) increasing sales through Aurora and KVT, (3) increasing international sales by introducing new products and recruiting new distributors, and (4)expanding distribution in the U.S.

Income tax expense (benefit) reflects a benefit of $518,000 in 1996 compared with a benefit of $4,334,000 for 1995. This change was due to recognition of a deferred tax asset through a reduction of the valuation allowance for both 1996 and 1995. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in judgment about the future realization of deferred tax assets. Based on a continual re-evaluation of the realization of the deferred tax asset, the valuation allowance was reduced and a tax benefit of $736,000 was recognized in the quarter ended March 31, 1996.

Dividends on preferred stock were zero for 1996 compared with $350,000 for 1995. In 1995, all of the outstanding shares of the Company's Series A 7-1/2 Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock") was redeemed.

1995 Compared with 1994

Net sales as reported for 1995 increased by 23% to $94,802,000, compared with $77,145,000 in 1994. The continued increase in sales was primarily due to (1) demand for the Company's DXP and Impact products, and (2) improved sales of CTI products. In 1995, sales of digital products (DXP and digital) increased 43% to $53,473,000 compared with $37,315,000 for 1994. In 1995, sales of CTI products increased 20% to $7,223,000 compared with $5,996,000 for 1994. In 1995, custom manufacturing increased to $6,092,000 compared with $2,578,000 for 1994 as a result of a one-time contract from a major customer. In 1995, sales of analog and proprietary terminals decreased 10% to $22,076,000 and 10% to $5,938,000 compared with $24,654,000 and $6,602,000, respectively, for 1994. In 1995, international sales increased by 7% to $2,666,000 compared with $2,482,000 for 1994.

Gross profit as a percentage of sales for 1995 was approximately 32.5% compared with 32.1% for 1994. In 1995, gross profit increased by 24% to $30,775,000 compared with $24,727,000 for 1994. These increases were primarily attributable to increased sales of higher margin business system products, such as DXP and Impact products.

Selling, general and administrative expenses increased in 1995 by 27% to $19,298,000 compared with $15,161,000 for 1994. The primary reasons for the increase were (1) higher promotional allowance costs associated with increased sales volume and an increased number of dealers, (2) an increase in sales personnel to support the growth of the CTI and international markets, and (3) an increase in advertising due to the emphasis on market recognition. Advertising expenses as a percentage of net sales were approximately 20% for both 1995 and 1994. The Company formed Comdial Enterprise Systems, Inc. ("CES") in 1993 to manage the Company's CTI business. Costs relating to CES increased by 55% to $1,255,000 compared with $811,000 in 1994, due largely to additional personnel.

Engineering, research and development expenses increased in 1995 by 6% to $4,186,000 compared with $3,932,000 for 1994. This increase was primarily due to an increase in software development and support personnel.

Interest expense decreased in 1995 by 21% to $996,000 compared with $1,267,000 for 1994. This decrease was primarily due to (1) continued reduction of the Company's indebtedness, and (2) the Company's ability to generate funds to minimize its use of the revolving credit facility with Fleet.

Miscellaneous expense -net increased by 20% to $737,000 in 1995, compared with $614,000 in 1994. This increase was primarily due to cash discounts associated with the increased sales in 1995.

Net income before income taxes and extraordinary item, as a result of the foregoing, increased 48% to $5,535,000 in 1995, compared with $3,730,000 in 1994. Net income before income taxes and extraordinary item also increased as a percentage of net sales to 6% in 1995 compared with 5% in 1994.

Income tax expense(benefit) reflects a benefit of $4,334,000 in 1995 compared with an expense of $116,000 for 1994. This change was primarily due to the recognition of a deferred tax asset through a reduction of the valuation allowance. As of July 2, 1995, the valuation allowance was reduced by $4,503,000 based on management's assessment of future taxable income and management's belief that it is "more likely than not" that the Company will realize the tax benefit.

Extraordinary item, write-off of debt issuance cost, represents debt issuance costs that were written off during the first quarter of 1994 in connection with refinancing the Company's indebtedness to PacifiCorp Credit, Inc.
("PCI").

Dividends on preferred stock for 1995 represent quarterly dividends payable to the holder of the Company's Series A Preferred Stock. The Company originally issued 850,000 shares of Series A Preferred Stock to PCI in February 1994, in exchange for the cancellation of $8,500,000 of the Company's indebtedness to PCI. In December 1994, the Company redeemed 100,000 shares of the Series A Preferred Stock.

Dividends in 1995 decreased by 39% to $350,000 compared with $577,000 for 1994. In August 1995, the Company redeemed the remaining 750,000 shares with proceeds received from a public offering of the Company's Common Stock and paid all dividends associated with the Series A Preferred Stock.

LIQUIDITY AND CAPITAL SOURCES

As of February 1, 1994, Fleet held substantially all of the Company's indebtedness. Prior to February 1, 1994, PacifiCorp, through its indirect subsidiary, PCI, held substantially all of the Company's indebtedness.

The Company and Fleet entered into a loan and security agreement ("Loan Agreement") in 1994 pursuant to which Fleet provided the Company with a $6.0 million term loan represented by a note ("Term Note I") and a $9.0 million revolving credit loan facility ("Revolver") in an aggregate amount up to $14.0 million. The term loan was used, along with other funds, to repay all of the Company's indebtedness to PCI. On April 29, 1994, the Company and Fleet amended the Loan Agreement which allowed the Company to borrow an additional $1.3 million represented by another note ("Term Note II") to finance the purchase of additional surface mount technology equipment. Term Note II was payable in 44 equal monthly payments of $27,000 with the balance due on February 1, 1998.

The Term Notes and Revolver under the original Loan Agreement carried interest rates of 1.50% and 1.00% over Fleet's prime rate, respectively. Fleet's prime rate was 8.25% and 8.50% at December 31, 1996 and December 31, 1995, respectively.

On March 13, 1996, the Company and Fleet amended the Loan Agreement to provide the Company with a $10.0 million acquisition loan ("Acquisition Loan"), a $3.5 million equipment loan ("Equipment Loan"), and a $12.5 million revolving credit loan facility ("Amended Revolver"). The remaining balances on Term Notes I and II were paid by advances from the Amended Revolver and Equipment Loan, respectively (see Note 6 to Consolidated Financial Statements). The Equipment Loan is payable in equal monthly principal installments of $27,000, with the balance due on June 1, 1998.

On March 20, 1996, the Company borrowed $8.5 million under the Acquisition Loan which was used in connection with the purchase of Aurora and KVT. The Acquisition Loan is payable in equal monthly principal installments of $142,142, with the balance due on February 1, 2001.

Availability under the Amended Revolver is based on eligible accounts receivable and inventory, less funds already borrowed. As of December 31, 1996, the Company had borrowed funds totaling $1,749,000 under the Amended Revolver and had approximately $8,031,000 of borrowing capacity. The Company expects to fund its 1997 total debt payments of $3,779,000 to Fleet with cash generated from operations.

The Acquisition Loan, Equipment Loan, and Amended Revolver bear interest at rates based on either Fleet's prime rate or the London Interbank Offered Rate ("LIBOR"). The interest rates may be adjusted annually based on the Company's debt to earnings ratio. Depending on the ratio, the interest rates vary from minus 0.50% to plus 0.50% under or above the Fleet prime rate and from plus 1.50% to 2.50% above LIBOR. As of December 31, 1996, the prime interest rate was 8.25% and LIBOR rate was 5.66% with approximately 79% of the loans based on LIBOR. As of December 31, 1996, the Company's borrowing rates for loans based on the prime and LIBOR rates were 8.25% and 7.66%, respectively.

On June 28, 1996, the Company and Fleet amended the Loan Agreement to adjust availability under the Amended Revolver by establishing a special availability reserve of $4.0 million and also modified certain covenants.

On September 27, 1996, the Company and Fleet amended the Loan Agreement to modify certain covenants.

The Company's indebtedness under the Loan Agreement is secured by liens on the Company's accounts receivable, inventories, intangibles, land, and all other assets. The Loan Agreement also contains financial covenants requiring the Company to maintain specified levels of consolidated tangible net worth, profitability, debt service ratio, and current ratio (see Note 6 to the Consolidated Financial Statements). In addition, the Loan Agreement limits the Company's ability to make additional borrowings and payment of dividends. The Company was in compliance with all the covenants and terms of the amended Loan Agreement as of December 31, 1996.

In addition to the Fleet indebtedness, the Company issued a promissory note ("Promissory Note") in the principal amount of $7.0 million to the former owners of KVT, which was part of the purchase price for KVT. The Promissory Note carries an interest rate based on prime with yearly payments of $1.4 million over five years starting on March 20, 1997.

Capital leases with various financing entities are payable based on the terms of each individual lease. Other debt consists of a mortgage that was acquired as part of the KVT acquisition which has a monthly payment of $2,817 and carries an interest rate of 8.75%. The final payment under the mortgage is due on August 1, 2005.

The following table sets forth the Company's cash and cash equivalents, current maturities on debt, and working capital at the dates indicated:

--------------------------------------------------------------------------------
December 31,
In thousands                              1996             1995             1994
--------------------------------------------------------------------------------
     Cash and cash equivalents            $180           $4,144           $1,679
     Current maturities on debt          5,343            1,903            2,466
     Working capital                    10,608           18,271           11,631
--------------------------------------------------------------------------------

All operating cash requirements are currently being funded through the Amended Revolver. Cash and cash equivalents are lower by $3,964,000 as of December 31, 1996 compared with 1995, primarily due to the acquisitions of Aurora and KVT. All available cash was used to help fund the acquisitions. Current maturities on debt at December 31, 1996, increased by $3,440,000, primarily due to an increase in the Amended Revolver of $1,749,000 and an increase of $1,400,000 due under the Promissory Note. Working capital at December 31, 1996, decreased by $7,663,000 when compared to 1995. This decrease was primarily due to the Company drawing down its cash surplus and borrowing additional funds to acquire Aurora and KVT which occurred at the beginning of 1996.

The Company considers outstanding checks to be a bank overdraft. Under the Company's current cash management policy, receipts are deposited directly into the Amended Revolver account to reduce the revolving credit balance.
 Operations are funded by borrowing under the Amended revolver. The Company reports the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows.

Assets, liabilities, and stockholders' equity at December 1996, increased by $3,232,000, $1,907,000, and $1,325,000, respectively, primarily due to amounts related to the acquisitions of Aurora and KVT (see Note 2 to the Consolidated Financial Statements).

Prepaid expenses and other current assets at December 1996, decreased by $1,354,000 compared with December 1995. This decrease was primarily due to a miscellaneous receivable for returned inventory that related to a custom manufacturing project that had been completed by the end of 1995.

Goodwill at December 1996, increased by $16,642,000 compared with December 1995. This increase was due to the acquisitions of Aurora and KVT. The purchase price, including acquisition costs for both companies, exceeded net assets acquired by approximately $19,316,000. This excess is amortized on a straight-line basis over one to eight years based on asset valuations performed by outside consultants. The amount amortized since the acquisitions by the Company for the year ended 1996 was $2,651,000.

Other assets at December 1996, increased by $1,842,000 compared with December 1995. This increase was primarily due to costs associated with new product development by outside consultants, capitalized software development costs, and the addition of Aurora and KVT assets.

Accrued payroll and related expenses at December 1996, increased by $912,000 compared with December 1995. This increase was primarily due to liabilities relating to Aurora and KVT.

Capital additions for 1996 were approximately $3,416,000. Such capital additions helped the Company introduce new products as well as improve quality and reduce costs associated with new and existing products. Capital additions were provided by funding from operations, capital leasing, and borrowing from Fleet. Cash expenditures for capital additions for 1996, 1995, and 1994 amounted to $3,179,000, $2,155,000, and $2,116,000, respectively. Management anticipates that approximately $4,000,000 will be spent on capital additions during 1997. These additions will help the Company meet its commitments to its customers by developing new products for the future. The Company plans to fund all additions through operations, borrowing, and long-term leases.

The Company believes that income from operations combined with amounts available from the Company's current credit facilities will be sufficient to meet the Company's needs for the foreseeable future.

The Company has a commitment from Crestar Bank for the issuance of letters of credit in an aggregate amount not to exceed $500,000 at any one time. At December 31, 1996, the amount of available commitments under the letter of credit facility with Crestar Bank was $116,000.

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and similar equity instruments. Pursuant to the new standard, companies can either adopt the standard or continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for such transactions under APB No. 25. The Company has disclosed, in a note to the financial statements, pro forma net income and earnings per share, as if the Company had applied the new method of accounting (see Note 11 to the Consolidated Financial Statements). Since the Company is going to continue to apply APB No. 25, complying with the new standard will have no effect on earnings or the Company's cash flow.

During fiscal years 1996, 1995, and 1994,  primarily all of the Company's sales,
net   income,   and   identifiable   net  assets   were   attributable   to  the
telecommunications industry.

"SAFE HABOR" STATEMENT UNDER THE PRIVATE SECURITIES LIGITATION REFORM ACT OF
1995

The Company's Annual Report may contain some forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly complex products, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 1997 and beyond to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.





------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------



Board of Directors and Stockholders
Comdial Corporation
Charlottesville, Virginia


We have audited the accompanying consolidated balance sheets of Comdial Corporation and its subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Richmond, Virginia
January 30, 1997




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


/s/ William G. Mustain                                 /s/ Wayne R. Wilver
William G. Mustain                                     Wayne R. Wilver
Chairman, President and                                Senior Vice President and
Chief Executive Officer                                Chief Financial Officer



Consolidated Balance Sheets
--------------------------------------------------------------------------------- --------------------------------
                                                                                                December 31,
In thousands except par value                                                               1996            1995
------------------------------------------------------------------------------------------------------------------

Assets
    Current assets
      Cash and cash equivalents                                                              $180          $4,144
      Accounts receivable - net                                                             9,660           8,976
      Inventories                                                                          19,586          17,925
      Prepaid expenses and other current assets                                             1,341           2,695
------------------------------------------------------------------------------------------------------------------
         Total current assets                                                              30,767          33,740
------------------------------------------------------------------------------------------------------------------

    Property - net                                                                         15,317          13,943
    Net deferred tax asset                                                                  7,469           6,694
    Goodwill                                                                               16,852             210
    Other assets                                                                            3,947           2,105
------------------------------------------------------------------------------------------------------------------
         Total assets                                                                     $74,352         $56,692
==================================================================================================================

Liabilities and Stockholders' Equity
    Current liabilities
      Accounts payable                                                                     $8,144          $7,988
      Accrued payroll and related expenses                                                  2,926           2,014
      Accrued promotional allowances                                                        1,903           1,851
      Other accrued liabilities                                                             1,843           1,713
      Current maturities of debt                                                            5,343           1,903
------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                         20,159          15,469
------------------------------------------------------------------------------------------------------------------

    Long-term debt                                                                         11,713           2,844
    Net deferred tax liability                                                              2,230           2,191
    Long-term employee benefit obligations                                                  1,686           1,894
    Commitments and contingent liabilities (see Note 13)                                        -               -
------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                 35,788          22,398
------------------------------------------------------------------------------------------------------------------

    Stockholders' equity
      Common stock ($0.01 par value) and paid-in capital
         (Authorized 30,000 shares; issued shares:
          1996 = 8,580; 1995 = 8,132)                                                     114,118         111,625
      Other                                                                                (1,046)         (1,014)
      Accumulated deficit                                                                 (74,508)        (76,317)
------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                        38,564          34,294
------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                       $74,352         $56,692
==================================================================================================================

                   The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

----------------------------------------------------------------------------------------------------------------
                                                                                 Years Ended December 31,
In thousands except per share amounts                                        1996           1995          1994
----------------------------------------------------------------------------------------------------------------


Net sales                                                                  $102,229       $94,802       $77,145
Cost of goods sold                                                           64,411        64,027        52,418
----------------------------------------------------------------------------------------------------------------
        Gross profit                                                         37,818        30,775        24,727
----------------------------------------------------------------------------------------------------------------

Operating expenses
    Selling, general & administrative                                        25,694        19,298        15,161
    Engineering, research & development                                       5,771         4,186         3,932
----------------------------------------------------------------------------------------------------------------
        Operating income                                                      6,353         7,291         5,634
----------------------------------------------------------------------------------------------------------------

Other expense
    Interest expense                                                          1,626           996         1,267
    Goodwill amortization                                                     2,674            23            23
    Miscellaneous expense - net                                                 762           737           614
----------------------------------------------------------------------------------------------------------------
Income before income taxes and                                                1,291         5,535         3,730
    extraordinary item
Income tax expense/(benefit)                                                   (518)       (4,334)          116
----------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                              1,809         9,869         3,614
Extraordinary item, write-off of
    debt issuance cost                                                            -             -           389
----------------------------------------------------------------------------------------------------------------
        Net income                                                            1,809         9,869         3,225
Dividends on preferred stock                                                      -           350           577
----------------------------------------------------------------------------------------------------------------
        Net income applicable to common stock                                $1,809        $9,519        $2,648
================================================================================================================

Earnings (loss) per common share and common
    equivalent share:
        Earnings per common share                                             $0.21             -             -
================================================================================================================
        Primary:
          Income before extraordinary item                                        -         $1.24         $0.42
          Extraordinary item                                                      -             -         (0.05)
----------------------------------------------------------------------------------------------------------------
            Net income per common share                                           -         $1.24         $0.37
================================================================================================================

        Fully diluted                                                             -         $1.20         $0.37
================================================================================================================

Weighted average common shares outstanding:
        Weighted average per common share                                     8,479             -             -
        Primary                                                                   -         7,697         7,235
        Fully diluted                                                             -         8,226         7,235

                  The accompanying notes are an integral part of these financial statements.



Consolidated Statements of Stockholders' Equity
------------------------------------------------------------------------------------------------------------------


                                                  Common Stock             Preferred Stock
                                           -----------------------------------------------------         Paid-in
In thousands                                       Shares       Amount     Shares        Amount          Capital
------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1994                        20,728         $207          -            $-          $99,840
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                                                    (146)
        Stock options exercised                       439            4                                       285
     Incentive stock issued                            40                                                    130
     Preferred stock issued                                                   850         8,500
     Redeemed preferred stock                                                (100)       (1,000)
     Treasury stock purchased
     Dividend paid on preferred stock
 Net income
------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994                      21,207          211        750         7,500          100,109
     Reverse stock-split 1 for 3
         (August 8, 1995)                         (14,138)        (141)                                      141
     Proceeds from sale of
        Common Stock:
        Stock offering                              1,000           10                                    11,200
        Notes receivable
        Stock options exercised                       144            2                                       250
     Stock offering cost                                                                                    (273)
     Incentive stock issued                            13                                                    116
     Redeemed preferred stock                                                (750)       (7,500)
     Treasury stock purchased
     Dividend paid on preferred stock
 Net income
------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1995                       8,226           82          -             -          111,543
     Proceeds from sale of
        Common Stock:
        Notes receivable
        Stock options exercised                        53            1                                        82
     Stock offering cost                                                                                     (26)
     Incentive stock issued                             8                                                     73
     Treasury stock purchased
     Common stock issued for acquisitions
        Key Voice Tech., Inc.                         243            2                                     1,469
        Aurora Systems, Inc.                          148            2                                       890
 Net income
------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1996                       8,678          $87          -             -         $114,031
==================================================================================================================

                                          -----------------------------------------------------------------------

                                                                          Notes
                                                 Treasury Stock        Receivable
                                            ------------------------     on Sale        Retained
In thousands                                   Shares       Amount      of Stock        Earnings          Total
-----------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1994                     (151)       $(585)       $(229)         $(88,483)        $10,750
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                    47                               (99)
        Stock options exercised                                                                              289
     Incentive stock issued                                                                                  130
     Preferred stock issued                                                                                8,500
     Redeemed preferred stock                                                                             (1,000)
     Treasury stock purchased                   (103)        (175)                                          (175)
     Dividend paid on preferred stock                                                       (577)           (577)
 Net income                                                                                3,225           3,225
-----------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994                   (254)        (760)        (182)          (85,835)         21,043
     Reverse stock-split 1 for 3
         (August 8, 1995)                        169                                                           -
     Proceeds from sale of
        Common Stock:
        Stock offering                                                                                    11,210
        Notes receivable                                                     6                                 6
        Stock options exercised                                                                              252
     Stock offering cost                                                                                    (273)
     Incentive stock issued                                                                   (1)            115
     Redeemed preferred stock                                                                             (7,500)
     Treasury stock purchased                     (9)         (78)                                           (78)
     Dividend paid on preferred stock                                                       (350)           (350)
 Net income                                                                                9,869           9,869
-----------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1995                    (94)        (838)        (176)          (76,317)         34,294
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                     8                                 8
        Stock options exercised                                                                               83
     Stock offering cost                                                                                     (26)
     Incentive stock issued                                                                                   73
     Treasury stock purchased                     (3)         (40)                                           (40)
     Common stock issued for acquisitions
        Key Voice Tech., Inc.                                                                              1,471
        Aurora Systems, Inc.                                                                                 892
 Net income                                                                                1,809           1,809
-----------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1996                    (97)       $(878)       $(168)         $(74,508)        $38,564
=================================================================================================================


   The accompanying notes are an integral part of these financial statements.



Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Years Ended December 31,
In thousands                                                                              1996              1995            1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Cash received from customers                                                        $106,979          $97,156         $81,298
    Other cash received                                                                    1,022            1,355           2,305
    Interest received                                                                         53               60              56
    Cash paid to suppliers and employees                                                (101,220)         (93,990)        (75,888)
    Interest paid on debt                                                                   (876)            (676)           (924)
    Interest paid under capital lease obligations                                            (89)            (174)           (284)
    Income taxes paid                                                                       (243)            (186)           (200)
----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                           5,626            3,545           6,363
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of Key Voice Technologies ("KVT")                                            (8,528)               -               -
    Purchase of Aurora Systems ("Aurora")                                                 (1,901)               -               -
    Acquisition cost for KVT and Aurora                                                     (934)               -               -
    Proceeds from the sale of equipment                                                        9                6             206
    Proceeds received on note from Cortelco
      International, Inc.                                                                      -                -           1,000
    Capital expenditures                                                                  (3,179)          (2,155)         (2,116)
----------------------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                             (14,533)          (2,149)           (910)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from borrowings                                                               5,619                -           7,300
    Net borrowings under revolver agreement                                                1,749                -               -
    Proceeds from issuance of common stock                                                    47           11,384             203
    Principal payments on debt                                                            (1,941)          (1,824)        (14,365)
    Principal payments under capital lease obligations                                      (531)            (641)           (809)
    Preferred stock redemption                                                                 -           (7,500)         (1,000)
    Preferred dividends paid                                                                   -             (350)           (577)
----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities                                    4,943            1,069          (9,248)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      (3,964)           2,465          (3,795)
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                             4,144            1,679           5,474
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                    $180           $4,144          $1,679
==================================================================================================================================
Reconciliation of net income to net cash provided by operating activities:
 Net Income                                                                               $1,809           $9,869          $3,225
----------------------------------------------------------------------------------------------------------------------------------
    Depreciation and amortization                                                          6,680            3,557           4,138
    Change in assets and liabilities (for 1996,  net
       of effects from the purchase of KVT and Aurora):
    Decrease (increase) in accounts receivable                                               143           (2,339)           (453)
    Inventory provision                                                                    1,029            1,309             964
    Increase in inventory                                                                 (2,385)          (2,365)         (2,989)
    Increase in other assets                                                              (1,888)          (3,277)         (1,620)
    Increase in net deferred tax assets                                                     (736)          (4,503)              -
    Increase (decrease) in accounts payable and
       bank overdrafts                                                                      (657)           1,011           1,918
    Increase in other liabilities                                                            595              435           1,238
    KVT asset value at acquisition                                                         1,105                -               -
    Aurora asset value at acquisition                                                       (121)               -               -
    Increase (decrease) in other equity                                                       52             (152)            (58)
----------------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                                   3,817           (6,324)          3,138
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 $5,626           $3,545          $6,363
==================================================================================================================================

                           The accompanying notes are an integral part of these financial statements.



Notes to Consolidated Financial Statements
For the Years Ended December 31, 1996, 1995, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The  consolidated   financial   statements   include  the  accounts  of  Comdial
Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

Comdial is a United States ("U.S.") based manufacturer of business communication systems. The Company's principal customers are small to medium sized businesses throughout the U.S. and certain international markets. The distribution network consists of three major distributors, other supply houses, approximately 1700 dealers, and several thousand independent interconnects. The dynamic, high technology industry in which the Company participates is very competitive. There is an increasing shift from analog to digital product lines as well as other rapid technological changes creating the potential for product obsolescence. The Company, at this time, does not perceive an obsolescence problem with respect to any of its products.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities at December 31, 1996.
Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term liquid investments with maturities when purchased of less than 90 days that are readily convertible into cash. Under the Company's current cash management policy, borrowings from the revolving credit facility are used for normal operating purposes. The revolving credit facility is reduced by cash receipts that are deposited daily. Bank overdrafts of $1,935,000 and $1,594,000 are included in accounts payable at December 31, 1996 and 1995, respectively. Bank overdrafts are outstanding checks that have not (1) cleared the bank and (2) been funded by the revolving credit facility (see Note 6). The Company is reporting the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property/Depreciation

Depreciation is computed using the straight-line method for all buildings, land improvements, machinery and equipment, and capitalized lease property over their estimated useful lives. Effective January 1, 1994, the Company revised the estimated useful lives of certain computer hardware equipment from seven to five years to more closely reflect expected remaining useful lives. The effect of this change in accounting estimate was to increase depreciation expense and decrease income from continuing operations in 1994 by $239,000 or $0.03 per share. Expenditures for maintenance and repairs of property are charged to expense. Improvements and renewals which extend economic lives are capitalized.

The estimated useful lives are as follows:
       Buildings                                            30 years
       Land Improvements                                    15 years
       Machinery and Equipment                               7 years
       Computer Hardware Equipment and Tooling               5 years

Expensing of Costs

All production start-up, research and development, and engineering costs are charged to expense, except for that portion of costs which relate to product software development and outside contract development (see "Capitalized Software Development Costs").

Earnings per Common Share and Common Equivalent Share

For 1996, 1995, and 1994, earnings per common share were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares. During 1996, there were no preferred stock dividends paid or earned, and stock options and other common equivalent shares were antidilutive. For the years 1995 and 1994, primary earnings per share were computed by dividing income attributable to common shareholders (net income less preferred stock dividend requirements) by the weighted average number of common and common equivalent shares outstanding during the period plus (in periods in which they had a dilutive effect) the effect of common shares contingently issuable, primarily from stock options. Fully diluted earnings per share assumes the conversion of preferred stock and adds back the preferred stock dividends paid to net income. The effect of the preferred stock conversion was antidilutive for the year ended 1994.

Capitalized Software Development Costs

In 1996, 1995, and 1994, the Company incurred costs associated with development of software related to the Company's various products. The accounting for such software costs is in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86. The Company's estimate of product life is approximately three years or more. The total amount of unamortized software development cost included in other assets is $2,297,000 and $1,475,000 at December 31, 1996 and 1995, respectively. The amounts capitalized were $1,577,000, $840,000, and $717,000, of which $877,000, $757,000, and $858,000 were amortized in 1996,
1995, and 1994, respectively. The Company also capitalized costs associated with product software development performed by outside contract engineers. The total amount of unamortized outside contract development cost included in other assets is $988,000 at December 31, 1996. The amount capitalized was $1,145,000, of which $157,000 was amortized in 1996. For the years 1995 and 1994, there were no capitalized costs or amortization expense that related to outside contract development cost.

Postretirement Benefits Other Than Pension

SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" requires the Company to accrue estimated costs relating to health care and life insurance benefits. In 1996, 1995, and 1994, the Company expensed $41,000, $311,000 and $289,000, respectively.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," this statement specifies the asset and liability approach. The deferred tax liability or asset is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when the differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The measurement of deferred tax assets is reduced by the amount of any tax benefits where, based on available evidence, the likelihood of realization can be established. The Company has incurred prior cumulative operating losses through 1991 for financial statement and tax reporting purposes and has adjusted its valuation allowance account to recognize a portion of the net deferred tax asset for future periods (see Note
7). Tax credits will be utilized to reduce current and future income tax expense and payments.

Accounting for Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and similar equity instruments. Pursuant to the new standard, companies can either adopt the
standard  or  continue  to  account  for  such  transactions   under  Accounting
Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for such transactions under APB No. 25. The Company has disclosed in a note to the financial statements pro forma net income and earnings per share, as if the Company had applied the new method of accounting (see Note 11).

Reclassifications

Amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2.  ACQUISITIONS

On March 20, 1996, the Company completed the acquisitions of two companies involved in CTI applications: Aurora Systems, Inc. ("Aurora") and Key Voice Technologies, Inc. ("KVT"). Aurora, based in Acton, Massachusetts, is a leading provider of off-the-shelf CTI products. KVT, based in Sarasota, Florida, develops, assembles, markets, and sells voice processing systems and related products for business applications. As a result of the acquisitions, Aurora and KVT have become wholly-owned subsidiaries of the Company. The operating results of Aurora and KVT from March 20, 1996 to December 31, 1996 have been included in the Company's consolidated results of operations.

The consideration paid for the acquisition of Aurora was approximately $2.8 million, of which $1.9 million was paid in cash and approximately $0.9 million was paid by issuance of 147,791 shares of the Company's Common Stock. The consideration paid for the acquisition of KVT totaled approximately $19.0 million, of which $8.5 million was paid in cash, $7.0 million was paid by the Company's issuance of a promissory note ("Promissory Note"), and $1.5 million was paid by the issuance of 243,097 shares of the Company's Common Stock. Depending on KVT's performance during the three years following the acquisition, the Company may be obligated to pay an additional $2.0 million which, at the Company's option, may be paid in cash or evidenced by the issuance of up to 216,086 shares of the Company's Common Stock.

       In accordance with the purchase method of accounting, the purchase price of the two companies has been allocated to the underlying assets and liabilities based on their respective fair values at the date of the acquisitions. Any excess of purchase price over the value of the net assets is allocated to goodwill. The purchase price, including acquisition costs, for both companies exceeded net assets acquired by approximately $19.3 million. Such excess is being amortized on a straight-line basis over one to eight years. The cost associated with the contingent shares, based on their respective fair values at the time of issuance, will be added to goodwill and amortized over the remaining life of the original goodwill. Such allocations have been based on asset valuations performed by outside consultants.

To complete the acquisitions of Aurora and KVT, the Company obtained additional funds from its credit facility. The Company and Fleet Capital Corporation ("Fleet") amended the Loan Agreement to permit the Company to borrow additional funds and modified some of its terms and covenants. The amendment to the Loan Agreement provided an increased borrowing capacity of $13.5 million under acquisition and equipment loans, and a revolving credit facility of $12.5 million (see Note 6).

Had the Aurora and KVT acquisitions been made at the beginning of the year prior to the acquisitions, the Company's pro forma unaudited results would have been the following at December 31:
------------------------------------------------------------------------------
In thousands except per share amounts               1996             1995
------------------------------------------------------------------------------
  Net sales                                      $104,606         $102,346
  Net income                                       $1,391           $6,802
  Earnings per share                                $0.16                -
  Earnings per share fully diluted                      -            $0.79
------------------------------------------------------------------------------

The unaudited pro forma information is presented for comparative purposes only and is not necessarily indicative of the results that would have occurred had the acquisitions been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results.

NOTE 3.  INVENTORIES

Inventory consists of the following:
--------------------------------------------------------------------------
December 31,
In thousands                                       1996               1995
--------------------------------------------------------------------------

   Finished goods                                $6,529             $3,808
   Work-in-process                                3,681              4,202
   Materials and supplies                         9,376              9,915
                                                  -----              -----
       Total                                    $19,586            $17,925
                                                =======            =======
--------------------------------------------------------------------------

NOTE 4.  PROPERTY

Property consists of the following:
-------------------------------------------------------------------------
December 31,
In thousands                                       1996              1995
-------------------------------------------------------------------------
   Land                                            $556              $396
   Buildings and improvements                    13,555            11,763
   Machinery and equipment                       28,759            27,547
   Less accumulated depreciation                (27,553)          (25,763)
                                                -------           -------
       Property - Net                           $15,317           $13,943
                                                =======           =======
-------------------------------------------------------------------------

Depreciation expense charged to operations for the years 1996, 1995, and 1994, was $2,598,000, $2,422,000, and $2,601,000, respectively.

NOTE 5.  LEASE OBLIGATIONS

The Company and its subsidiaries have various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:

------------------------------------------------------------------------------
Year Ending December 31,                        Capital          Operating
In thousands                                    Leases              Leases
------------------------------------------------------------------------------
   1997                                             $184             $1,811
   1998                                              136              1,682
   1999                                                3              1,144
   2000                                                -                154
   2001                                                -                114
                                                    ----             ------
   Total minimum lease commitments                   323             $4,905
                                                                     ======
      Less amounts representing interest
        and other costs                              (39)
                                                    ----
   Principal portion of minimum lease
     commitments at December 31, 1996               $284
                                                    ====
------------------------------------------------------------------------------

Assets recorded under capital leases (included in property in the accompanying Consolidated Balance Sheets) are as follows:
-----------------------------------------------------------------------
December 31,
In thousands                                    1996             1995
-----------------------------------------------------------------------
    Machinery and equipment                     $823             $1,843
       Less accumulated depreciation            (431)              (690)
                                                ----              -----
    Property - Net                              $392             $1,153
                                                ====             ======
-----------------------------------------------------------------------

During 1996, 1995, and 1994, the Company entered into new capital lease obligations which amounted to approximately $67,000, $9,000, and $228,000, respectively.

Operating leases and rentals are for office space, and factory and office equipment. Total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 1996, 1995, and 1994, was $1,721,000, $1,262,000, and $1,023,000, respectively.

NOTE 6.  DEBT

Long-term debt consists of the following:

------------------------------------------------------------------------------
December 31,
In thousands                                      1996                  1995
------------------------------------------------------------------------------
  Notes payable to Fleet
       Term notes I and II (1)                    $  -                 $4,030
       Acquisition note (2)                       7,249                     -
       Equipment note (3)                           463                     -
       Revolving credit (4)                       1,749                     -
  Promissory note (5)                             7,000                     -
  Other (6)                                         311                     -
  Capitalized leases (7)                            284                   717
                                                -------                ------
       Total debt                                17,056                 4,747
          Less current maturities on debt         5,343                 1,903
                                                -------                ------
  Total long-term debt                          $11,713                $2,844
                                                =======                ======
------------------------------------------------------------------------------

The Company and Fleet entered into a loan and security agreement ("Loan Agreement") in 1994 pursuant to which Fleet provided the Company with a $6.0 million term loan represented by a note ("Term Note I"), and a $9.0 million revolving credit loan facility ("Revolver") in an aggregate amount up to $14.0 million. On April 29, 1994, the Company and Fleet amended the Loan Agreement to permit the Company to borrow an additional $1.3 million represented by another note ("Term Note II") to finance the purchase of additional surface mount technology equipment. Term Note II was payable in 44 equal monthly payments of $27,000, with the balance due on February 1, 1998.

(1) Term Notes I and II aggregating $7,300,000 carried interest rates of 1-1/2% over Fleet's prime rate and were payable in equal monthly principal installments of $110,334, with the balance due on February 1, 1998. Fleet's prime rate was 8.25% and 8.50% at March 31, 1996 and December 31, 1995, respectively.

On March 13, 1996, the Company and Fleet amended the Loan Agreement to provide the Company with a $10.0 million acquisition loan ("Acquisition Loan"), $3.5 million equipment loan ("Equipment Loan"), and $12.5 million revolving credit loan facility ("Amended Revolver"). The remaining balances of $2,909,666 and $706,000 on Term Notes I and II were paid by advances from the Amended Revolver and Equipment Loan, respectively.

(2) On March 20, 1996, the Company borrowed $8.5 million under the Acquisition Loan which was used to acquire Aurora and KVT. The Acquisition Loan is payable in equal monthly principal installments of $142,142, with the balance due on February 1, 2001.

(3) The Equipment Loan is payable in equal monthly principal installments of $27,000, with the balance due on June 1, 1998.

(4) Availability under the amended Revolver of up to $12.5 million is based on eligible accounts receivable and inventory, less funds already borrowed. On June 28, 1996, the Company and Fleet amended the Loan Agreement to adjust availability under the Amended Revolver by establishing a special availability reserve of $4.0 million and modified certain covenants. The original Revolver carried an interest rate of 1.00% over Fleet's prime rate with availability based on eligible accounts receivable and inventory.

The Acquisition Loan, Equipment Loan, and Amended Revolver carry interest rates at either Fleet's prime rate or the London Interbank Offered Rate ("LIBOR") at the Company's option. The interest rates can be adjusted annually based on the Company's debt to earnings ratio which will vary the rates from minus 0.50% to plus 0.50% under or above Fleet's prime rate and from plus 1.50% to 2.50% above LIBOR. As of December 31, 1996, Fleet's prime interest rate was 8.25% and the LIBOR rate was 5.66% with approximately 79% of the loans based on LIBOR. As of December 31, 1996, the Company's borrowing rate for loans based on the prime and LIBOR rates was 8.25% and 7.66%, respectively.

(5) The Promissory Note in the principal amount of $7.0 million, which was part of the purchase price of KVT, carries an interest rate equal to the prime rate with annual payments of $1.4 million plus accumulated interest for five years starting on March 20, 1997.

(6) Other debt consists of a mortgage acquired in conjunction with the KVT acquisition which requires a monthly mortgage payment of $2,817, including interest at a rate of 8.75%. The final payment is due on August 1, 2005.

(7) Capital leases are with various financing entities and are payable based on the terms of each individual lease (see Note 5).

Scheduled maturities of current and long-term debt for the Fleet Notes (as defined in the Loan Agreement), the Promissory Note, and other debt (excluding the Amended Revolver and leasing agreements) are as follows:
--------------------------------------------------------------------------------
                                                                      Principal
In thousands                              Fiscal Years              Installments
--------------------------------------------------------------------------------
    Notes payable                              1997                     $3,437
                                               1998                      3,252
                                               1999                      3,114
                                               2000                      3,115
                                               2001                      1,836
                                                Beyond 2001                269
--------------------------------------------------------------------------------

Debt Covenants

The Company's indebtedness to Fleet is secured by liens on the Company's accounts receivable, inventories, intangibles, land, and all other property. Among other restrictions, the amended Loan Agreement contains certain financial covenants that require specified levels of consolidated tangible net worth, profitability, and other certain financial ratios.

On June 28, 1996, the Company and Fleet amended the Loan Agreement to adjust availability under the Amended Revolver by establishing a special availability reserve of $4.0 million and also modified certain covenants.

On September 27, 1996, the Company and Fleet amended the Loan Agreement to modify certain covenants. The amended Loan Agreement also contains certain limits on additional borrowings. As of December 31, 1996, the Company was in compliance with the terms of the Loan Agreement.

NOTE 7.  INCOME TAXES

The components of the income tax expense for the years ended December 31 are as follows:





---------------------------------------------------------------------------
                                                 Liability Method
In thousands                              1996           1995          1994
---------------------------------------------------------------------------

    Current -       Federal                  $59          $142           $88
                    State                    159            27            28
    Deferred -      Federal                 (714)       (4,374)            -
                    State                    (22)         (129)            -
                                            ----        ------           ---
       Total provision/(benefit)           $(518)      $(4,334)         $116
                                           =====       =======          ====
---------------------------------------------------------------------------

The income tax provision reconciled to the tax computed at statutory rates for the years ended December 31 is summarized as follows:
------------------------------------------------------------------------------
In thousands                                       1996        1995       1994
------------------------------------------------------------------------------
    Federal tax at statutory rate
     (35% in 1996, 1995, and 1994)                 $452      $1,937     $1,306
    State income taxes (net of federal tax
      benefit)                                      103          18         18
    Nondeductible charges                           329          46         34
    Alternative minimum tax                          77         139         84
    Utilization of operating loss carryover        (743)     (1,971)    (1,326)
   Adjustment of valuation allowance               (736)     (4,503)         -
                                                  -----      ------       ----
       Income tax provision/(benefit)             $(518)    $(4,334)      $116
                                                  =====     =======       ====
------------------------------------------------------------------------------

Net deferred tax assets of $5,239,000 and $4,503,000 have been recognized in the accompanying Consolidated Balance Sheets at December 31, 1996 and 1995, respectively. The components of the net deferred tax assets are as follows:

------------------------------------------------------------------------------
In thousands                                  1996                       1995
------------------------------------------------------------------------------
    Total deferred tax assets              $27,709                    $28,091
    Total valuation allowance              (20,240)                   (21,397)
                                            ------                     ------
     Total deferred tax assets - net         7,469                      6,694
   Total deferred tax liabilities           (2,230)                    (2,191)
                                            ------                     ------
    Total                                   $5,239                     $4,503
                                            ======                     ======
------------------------------------------------------------------------------

The valuation allowance decreased $1,157,000 during the year ended December 31, 1996. The decrease was primarily related to (1) the re-evaluation of the future utilization of net operating losses ("NOLs") of $736,000, and (2) the net change in temporary differences of deferred tax assets, deferred tax liabilities, and operating loss carryforwards of $421,000. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in judgment about the future realization of deferred tax assets. Based on a continual re-evaluation of the realization of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $736,000 was recognized in the quarter ended March 31, 1996. Management believes, although realization is not assured, that it is more likely than not that the Company will realize this tax benefit. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company has net operating loss and credit carryovers of approximately $64,986,000 and $3,075,000, respectively, which, if not utilized, will expire as follows:

-------------------------------------------------------------------------------
In thousands                         Net Operating
  Expiration Dates                      Losses                      Tax Credits
-------------------------------------------------------------------------------
          1997                            $18                            $412
          1998                              -                           1,846
          1999                         21,359                             504
          2000                         27,762                              66
          2001                          5,260                               -
            After 2001                 10,587                             247
                                       ------                           -----
            Total                     $64,986                          $3,075
                                      =======                          ======
-------------------------------------------------------------------------------

Based on the Company's interpretation of Section 382 of the Internal Revenue Code, the reduction of the valuation allowance was calculated assuming a 50% ownership change, which could limit the utilization of the tax net operating loss and tax credit carryforwards in future periods starting at the time of the change. An ownership change could occur if changes in the Company's stock ownership exceeds 50% of the value of the Company's stock during any three year period. The amount of net operating loss carryforwards expected to be utilized resulting in the reduction of the valuation allowance of $5,239,000 assumes an ownership change will take place.

The components of the net deferred tax assets (liabilities) at December 31, 1996 and 1995 are as follows:
---------------------------------------------------------------------------
Deferred Assets/(Liabilities)
In thousands                                           1996         1995
----------------------------------------------------------------------------
    Net loss carryovers                               $22,095      $22,740
    Tax credit carryovers                               3,075        3,153
    Inventory write downs and capitalization            1,068        1,057
    Pension                                               265          354
    Postretirement                                        304          290
    Compensation and benefits                             196          169
    Capitalized software development costs                266          277
    Contingencies                                          37           21
    Other deferred tax assets                              46           18
    Fixed asset depreciation                           (2,230)      (2,179)
    Goodwill amortization                                 358            -
    Income reported in different periods for
      financial reporting and tax purposes                  -            -
    Other deferred tax liabilities                          -            -
                                                      -------       ------
      Net deferred tax asset                           25,480       25,900
    Less:  Valuation allowance                        (20,241)     (21,397)
                                                       ------      -------
      Total                                            $5,239       $4,503
                                                       ======       ======
---------------------------------------------------------------------------

NOTE 8.  PENSION AND SAVINGS PLANS

The Company currently has one pension plan which provides benefits based on years of service and an employee's compensation during the employment period. The calculation of pension benefits prior to 1993 was based on provisions of two previous pension plans. One plan provided pension benefits based on years of service and an employee's compensation during the employment period. The other plan provided benefits based on years of service only. The funding policy for the plans was to make the minimum annual contributions required by applicable regulations. Assets of the plans are generally invested in equities and fixed income instruments.

The following table sets forth the funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1996 and 1995.

------------------------------------------------------------------------------------------
In thousands                                                   1996              1995
------------------------------------------------------------------------------------------
    Actuarial present value of benefit obligation:
    Accumulated benefit obligation (including vested
      benefits of $12,313 and $10,499, respectively)          $(13,391)        $(11,473)
                                                              ========         ========

    Projected benefit obligation for service to date          $(14,218)        $(12,102)
    Plan assets at fair value                                   15,679           12,345
                                                               -------          -------
    Plan assets more than projected benefit obligation           1,461              243
    Unrecognized net gain from past experience                  (2,065)          (1,064)
    Unrecognized net gain from prior service cost                 (254)            (288)
    Unrecognized net asset at date of implementation of
      SFAS No. 87 amortized over 14 years                          (86)            (115)
                                                               -------          -------
      Accrued liabilities for benefit plans at December 31       $(944)         $(1,224)
                                                               =======          =======
------------------------------------------------------------------------------------------

Net periodic pension cost for 1996, 1995, and 1994 included the following components:

---------------------------------------------------------------------------------------
In thousands                                           1996        1995          1994
---------------------------------------------------------------------------------------
    Service cost-benefits earned during the period    $1,081        $931          $982
    Interest cost on projected benefit obligation        890         751           657
    Actual (return) or loss on plan assets            (2,634)     (2,122)          106
    Net amortization and deferral of other items       1,510       1,199          (919)
                                                       -----       -----          ----
       Net periodic pension cost                        $847        $759          $826
                                                        ====        ====          ====
---------------------------------------------------------------------------------------

Assumptions used in accounting for the plans were as follows:
--------------------------------------------------------------------------------
                                                    1996       1995        1994
--------------------------------------------------------------------------------
    Discount rate                                   7.50%      7.50%       8.00%
    Rate of increase in future compensation levels  4.00%      4.00%       4.00%
    Expected long-term rate of return on assets     9.00%      9.00%       9.00%
--------------------------------------------------------------------------------

In addition to providing pension benefits, the Company contributes to a 401(k) plan, based on an employee's contributions. Participants can contribute from 2% to 10% of their salary as defined in the terms of the plan. The Company makes matching contributions equal to 25% of a participant's contributions. The Company's total expense for the matching portion to the 401(k) plan for 1996, 1995, and 1994 was $341,000, $278,000, and $261,000, respectively.

NOTE 9.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The effect of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on income from continuing operations for 1996, 1995, and 1994 was an expense of $41,000, $311,000, and $289,000, respectively.

The Company provides certain health care coverage (until age 65), which is subsidized by the retiree through insurance premiums paid to the Company, and life insurance benefits for substantially all of its retired employees. The Company's postretirement health care benefits are not currently funded.

The following table sets forth the amounts of the accumulated postretirement benefit obligation at January 1, 1996, 1995, and 1994:

----------------------------------------------------------------------------------------
In thousands                                          1996           1995           1994
----------------------------------------------------------------------------------------
    Retirees                                          $137           $354           $398
    Actives eligible to retire                         415            653            628
    Other active participants ineligible to retire     208            922            972
                                                       ---          -----          -----
       Total                                          $760         $1,929         $1,998
                                                      ====         ======          =====
----------------------------------------------------------------------------------------

Net postretirement benefit cost for years ended December 31 consisted of the following components:
------------------------------------------------------------------------------
In thousands                                       1996       1995        1994
------------------------------------------------------------------------------
    Service cost                                    $20        $75         $59
    Interest cost                                    55        156         139
    Actual return on assets                           -          -           -
    Amortization of the unrecognized transition
     obligation                                      91         91          91
    Amortization of gain                           (125)       (11)          -
    Amortization of prior service cost                -          -           -
                                                    ---        ---        ----
        Total                                       $41       $311        $289
                                                    ===       ====        ====
------------------------------------------------------------------------------

The following table sets forth funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1996 and 1995.
------------------------------------------------------------------------------
In thousands                                                    1996      1995
------------------------------------------------------------------------------
    Plan assets at fair value                                    $ -       $ -
    Accumulated postretirement benefit obligation
       Retirees                                                 (137)     (379)
       Fully eligible participants                              (415)     (699)
       Other active participants                                (208)     (996)
    Unrecognized prior service cost                                -         -
    Unrecognized net gain                                     (1,583)     (320)
    Unrecognized transition obligation                         1,449     1,540
                                                               -----     -----
       Accrued liabilities for benefit plans at December 31    $(894)    $(854)
                                                               =====     ======
------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of January 1, 1996 was 10% for 1996, the trend rate decreasing each successive year until it reaches 5.25% in 2004 after which it remains constant. The discount rate used in determining the accumulated postretirement benefit obligation cost was 7.75%. A one percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1996 and net postretirement health care cost by approximately $4,000 and service cost plus interest cost by approximately $9,000. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits.

NOTE 10.  PUBLIC STOCK OFFERING

In August 1995, the Company completed a public offering of 3,000,000 shares of Common Stock (the "Offering") at $12.00 per share. Of the 3,000,000 shares of Common Stock, 2,000,000 were offered by PCI and 1,000,000 were newly issued shares by the Company.

The net proceeds to the Company from the Offering were $11,200,000. A major portion of the proceeds were used to redeem all of the remaining 750,000 shares of Series A Preferred Stock ("Preferred Stock") held by PCI, pay accumulated dividends on the Preferred Stock to PCI, and pay the costs of the Offering. The remaining proceeds were used for general corporate and working capital purposes.

Concurrent with the Offering, the Company declared a one-for-three reverse stock split of the Company's Common Stock. The net effect of the Offering and the reverse stock split was a decrease in the number of outstanding shares of Common Stock from approximately 21.3 million to 8.1 million. All references in the financial statements to number of shares, per share amounts and market prices of the Company's Common Stock for periods prior to the third quarter of 1995 have been retroactively restated to reflect the one-for-three reverse stock split.

NOTE 11.  STOCK-BASED COMPENSATION PLANS

As of December 31, 1996, the Company had two basic stock-based compensation plans. The 1992 Stock Incentive Plan (the "Stock Incentive Plan"), provides for stock options to purchase shares of Common Stock which may be granted to officers, directors, and certain key employees as additional compensation. Under the 1992 Non-employee Directors Stock Incentive Plan (the "Directors Stock Incentive Plan"), each non-employee director was awarded 1,666 shares of the Company's Common Stock for each fiscal year the Company reports income. As of January 1996, the Directors Stock Incentive Plan was amended to award each non-employee director 2,500 shares of the Company's Common Stock under such circumstances. In 1996, each non-employee director was awarded 1,666 shares related to income earned by the Company for fiscal year 1995. The plans are composed of stock options, restricted stock, nonstatutory stock, and incentive stock. The Company's incentive plans are administered by the Compensation Committee of the Company's Board of Directors.

 . On April 30, 1996, the Company's stockholders approved a resolution to increase the number of shares of Common Stock under the Company's 1992 Stock Incentive Plan from 800,000 to 1,550,000. As of December 31, 1996, all options issued under the Company's 1982 Stock Incentive Plan have either been exercised or have expired. The Company has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to stock purchases amounted to $168,000, $176,000, and $182,000 at December 31, 1996, 1995, and 1994, respectively, and have been deducted from Stockholders' Equity.

Options granted for years 1996 and 1995 have a maximum term of ten years and vest over a three year period. Options become exercisable in installments of 33% per year on each of the first through the third anniversaries of the grant date. All options granted through the Stock Incentive Plan are granted at an exercise price equal to the market price of the Company's Common Stock on the grant date.

The Company applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan other than the performance based option that is part of the plan for its directors. Common Stock has been issued by the Company to its directors for years that show positive net income. The compensation cost that has been charged against income for its director's performance-based stock was $66,000, $116,000, and $130,000 for 1996, 1995, and 1994, respectively.

Information regarding stock options is summarized below:

--------------------------------------------------------------------------------------------------------------
                                      1996         (1)             1995          (1)          1994     (1),(2)
--------------------------------------------------------------------------------------------------------------
Options outstanding,
   January 1;                       449,241       $6.50           363,172       $3.68        451,377      $1.84
    Granted                         277,062        9.12           268,073        7.95         92,000       9.80
    Exercised                       (52,617)       1.58          (157,044)       2.13       (146,558)      1.98
    Terminated                      (14,162)       8.72           (24,960)       7.00        (33,647)      3.09
                                    -------                       -------                    -------
Options outstanding,
   December 31;                     659,524        7.95           449,241        6.50        363,172       3.68
                                    =======                       =======                    =======

Options exercisable,
   December 31;                     212,392        6.30           160,403        5.07        174,599       1.88

Per share ranges of
  options outstanding
  at December 31                        $1.41-$11.75                  $1.41-$11.75                 $1.41-$10.59
Dates through which options
    outstanding at December 31,
   were exercisable                      1/97-5/2006                  1/96-11/2005                 1/95-10/2004

(1)  Fair value weighted-average exercise price at grant date.
(2)  1994 has been restated to reflect the one-for-three reverse stock split.
--------------------------------------------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1996:

------------------------------------------------------------------------------------------------------------
                                Options Outstanding                               Options Exercisable
                                -------------------                               -------------------
Range of                Number  Weighted-Average                                        Number
Exercise             Outstanding    Remaining         Weighted-Average        Exercisable     Weighted-Average
Prices             at 12/31/96   Contractual Life     Exercise Price          at 12/31/96     Exercise Price
------------------------------------------------------------------------------------------------------------
    $1.41 to  3.00      70,012          5.8                  $1.64                70,012              $1.64
     5.73 to  7.77     252,198          8.5                   7.39                85,563               7.38
     8.82 to  9.38     256,835          9.1                   9.34                 9,113               8.98
    10.50 to 11.75      80,479          7.5                  10.75                47,704              10.68
                        ------                                                    ------
     1.41 to 11.75     659,524          8.3                   7.95               212,392               6.30
                       =======                                                   =======
------------------------------------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
------------------------------------------------------------------------------
                                      1996                       1995
------------------------------------------------------------------------------
Risk-free interest rate               6.18%                      6.90%
  Expected life                       3.82                       3.02
  Expected volatility                   90%                       101%
  Expected dividends                  None                       None
------------------------------------------------------------------------------

If compensation cost for the Company's Stock Incentive Plans had been determined based on the fair value at the grant dates for awards under the plan, consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------------------------
 In thousands except per share amounts             1996            1995
------------------------------------------------------------------------------
  Net income:                    As reported         $1,809           $9,519
                Compensation expense                    218
                                 Pro forma           $1,591           $9,519

  Earnings per common share:     As reported          $0.21                -
                                 Pro forma            $0.19                -

  Primary earnings per share:    As reported              -            $1.24
                                 Pro forma                -            $1.24

  Fully diluted earnings per share:
                                 As reported              -            $1.20
                                 Pro forma                -            $1.20
------------------------------------------------------------------------------

The Company would not have recognized any compensation expense for 1995 because the 1995 options were not vested until 1996.

NOTE 12.  SEGMENT INFORMATION

During 1996, 1995, and 1994, substantially all of the Company's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

The Company had sales in excess of 10% of net sales to three customers as follows:

------------------------------------------------------------------------------
In thousands                              1996            1995          1994
------------------------------------------------------------------------------
    Sales:
       ALLTEL Supply, Inc.               $19,471         $20,575       $12,370
       Graybar Electric Company, Inc.     31,719          30,857        31,298
       Sprint/North Supply , Inc.         22,433          18,357        16,305

    Percentage of net sales:
       ALLTEL Supply, Inc.                   19%             22%           16%
       Graybar Electric Company, Inc.        31%             33%           41%
       Sprint/North Supply , Inc.            22%             19%           21%
------------------------------------------------------------------------------

ALLTEL Supply, Inc., a subsidiary of ALLTEL Corporation, was a shareholder of the Company until 1996. As of December 31, 1995 and 1994, ALLTEL had accounts receivable with the Company of $1,415,000 and $588,000, respectively.

NOTE 13.  COMMITMENTS AND CONTINGENT LIABILITIES

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

In October 1994, the Company installed all the required equipment in accordance with the remediation plan and started the process of pumping hydraulic oil residue from the underground water. The oil is deposited into approved containers and taken to a hazardous waste site in accordance with the corrective action plan. As of December 31, 1996, the Company has incurred costs of approximately $37,000 and expects the pumping process to be completed by early 1998.

NOTE 14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Net earnings per share for quarters prior to the third quarter of 1995 have been restated to reflect the one-for-three reverse stock split.

------------------------------------------------------------------------------------------------------------
                                                             First         Second       Third        Fourth
In thousands except per share amounts                         Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------
1996
    Sales                                                     $22,048      $23,562      $28,874      $27,745
    Gross profit                                                7,483        8,147       10,861       11,327
    Interest expense                                              227          499          483          417
    Goodwill amortization                                          91          868          855          860
    Net income                                                  1,185       (1,628)         908        1,344
    Net earnings per common share:                               0.14        (0.19)        0.11         0.16
------------------------------------------------------------------------------------------------------------
1995
    Sales                                                     $22,316      $25,442      $25,235      $21,809
    Gross profit                                                7,124        8,254        8,054        7,343
    Interest expense                                              273          282          242          199
    Goodwill amortization                                          23            -            -            -
    Net income                                                  1,230        6,349        1,804          486
    Dividends on preferred stock                                  143          142           65            -
    Net earnings per common share: Primary                       0.15         0.85         0.22         0.06
------------------------------------------------------------------------------------------------------------

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.

For all quarters of 1996, the net earnings per common and equivalent shares were antidilutive.

In the first quarter of 1996, the Company acquired Aurora and KVT by restructuring its indebtedness to Fleet and borrowing additional funds (see Note 2 and Note 6). The major impact on operations was an increase of interest expense for the last three quarters of 1996 of $949,000 and recognition of goodwill amortization of $2,651,000. All costs associated with the acquisitions were offset by the increase in revenues and income (excluding acquisition and corporate allocation costs) produced by the new subsidiaries of $9,671,000 and $4,342,000, respectively. Also in the first quarter of 1996, the Company reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $736,000 was recognized (see Note 7).

The Company recognizes costs based on estimates throughout the fiscal year relating to inventory. The results of the physical inventory and the fiscal year-end close reflected a favorable adjustment with respect to such estimates, resulting in approximately $289,000 of additional income, which is reflected in the fourth quarter of 1996. In the second quarter of 1995, the Company re-evaluated the future utilization of its deferred tax assets and decided it was more likely than not that the Company will realize a tax benefit. Based on the re-evaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $4,503,000 was recognized (see Note
7).

In the third quarter of 1995, the Company completed a public stock offering with a concurrent one-for-three reverse stock split (see Note 10).

For the fourth quarter of 1995, net earnings per common share was antidilutive for the period. Both fully diluted and primary earnings per share were $0.06 for the fourth quarter of 1995. Certain interim inventory estimates are recognized throughout the fiscal year relating to shrinkage, obsolescence, and product mix. The results of the physical inventory and the fiscal year-end close reflected a favorable adjustment with respect to such estimates, resulting in approximately $295,000 of additional income, which is reflected in the fourth quarter of 1995.





-----------------------------------------------------------------------------------------------------------------
FIVE YEAR FINANCIAL DATA

Selected Consolidated Statements of Operations Data
-----------------------------------------------------------------------------------------------------------------
In thousands except
     per share amounts                                1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
Net sales:
    As reported (1)                                 $102,229      $94,802      $77,145      $69,099      $70,897
    Current product lines (2)                        102,229       94,802       77,145       69,099       64,423
Income before income taxes
    and extraordinary item                             1,291        5,535        3,730        2,545          897
Net income                                             1,809        9,869        3,225        2,416          884
Earnings per common share
    and common equivalent share:
      Primary: (3)                                      0.21         1.24         0.37         0.35         0.13
-----------------------------------------------------------------------------------------------------------------
(1)  Prior years have been reclassified to conform to 1996 presentation.
(2)  Excludes sales of the electromechanical product line.
(3)  Earnings per share prior to 1995 have been restated to reflect the one-
     for-three reverse stock split.  1996 is anti-dilutive.
-----------------------------------------------------------------------------------------------------------------
Selected Consolidated Balance Sheet Data
-----------------------------------------------------------------------------------------------------------------
In thousands                                          1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
Current assets                                       $30,767      $33,740      $26,199      $28,301      $24,389
Total assets                                          74,352       56,692       42,260       44,803       41,747
Current liabilities                                   20,159       15,469       14,568       13,358       11,985
Long-term debt and other
    long-term liabilities                             15,629        6,929        6,649       20,695       22,251
Stockholders' equity                                  38,564       34,294       21,043       10,750        7,511
-----------------------------------------------------------------------------------------------------------------

RELATED STOCKHOLDERS MATTERS

Quarterly Common Stock Information

The following table sets forth, for the periods shown, the high and low quarterly closing sales prices in the over-the-counter market for the Company's Common Stock, as reported by the National Association of Security Dealers Automated Quotation System ("Nasdaq"). The Company's Common Stock is traded in the National Market System of the Nasdaq Stock Market under the Company's symbol, CMDL. The following common stock information has been restated to reflect the one-for-three reverse stock split.

-----------------------------------------------------------------------------------------------------------------
                                                          1996                                      1995
Fiscal Quarters                                  High               Low                      High            Low
-----------------------------------------------------------------------------------------------------------------
    First Quarter                             11  3/8           8     -                   9     -         6  3/4
    Second Quarter                            12  1/2           9   1/4                  15   3/8         7  7/8
    Third Quarter                              9    -           6     -                  14  13/16       11  1/4
    Fourth Quarter                             7  7/8           5   7/8                  13   7/8         7  3/4
-----------------------------------------------------------------------------------------------------------------

The Company has never paid a dividend on its Common Stock and its Board of Directors currently intends to continue for the foreseeable future the policy of not paying cash dividends on Common Stock. The Company is prohibited from paying dividends due to the Loan Agreement with Fleet except on Series A Preferred Stock (see Note 6 to Consolidated Financial Statements).

The Company's Common Stock trades on The Nasdaq Stock Market under the symbol:
CMDL.

OFFICERS

William G. Mustain, Chairman, President and Chief Executive Officer
Mr. Mustain is Chairman, President and Chief Executive Officer of the Company. He joined the Company as Vice President in June 1987 and assumed his current position in May 1989. He has served as a director of the Company since 1989 and is a member of the Nominating Committee of the Board of Directors.

William C. Grover, Senior Vice President, Sales and Marketing
Mr. Grover was elected Senior Vice President in September, 1995 and is responsible for Sales and Marketing. He joined the Company as President of Comdial Enterprise Systems, Inc., a subsidiary of the Company.

Wayne R. Wilver, Senior Vice President, Chief Financial Officer, Treasurer, and Secretary
Mr. Wilver was elected Senior Vice President in May, 1989. He joined the Company as Vice President, Chief Financial Officer, Treasurer, and Secretary in July, 1986.

Joe D. Ford, Vice President, Human Resources
Mr. Ford was elected Vice President in May 1995 and is responsible for Human Resources. Between 1982 and May 1995, he served as the Company's Director of Human Resources.

Keith J. Johnstone, Vice President, Manufacturing
Mr. Johnstone was elected Vice President in May, 1990 and is responsible for Manufacturing Operations. Between 1980, when he joined the Company, and 1990, Mr. Johnstone held a number of management positions, including Director of Materials and Director of Customer Service.

Lawrence K. Tate, Vice President, Quality
Mr. Tate was elected Vice President in November 1982 and is responsible for Quality. Between 1969 and 1982, he held various management positions, including Vice President-Manufacturing Operations.

Ove Villadsen, Vice President, Engineering
Mr. Villadsen was elected Vice President in May, 1989 and is responsible for the Company's product design and engineering activities. He joined Comdial Business Communications Corporation (CBCC), a subsidiary of the Company, in November, 1982, and between 1982 and 1989 served as Vice President of CBCC.

BOARD MEMBERS

William G. Mustain, Chairman - See previous page.

A.M. Gleason, Vice Chairman, President of the Port of Portland
Mr. Gleason retired in May 1995 as Vice Chairman and a director of PacifiCorp, a diversified public utility. He currently serves as President of the Port of Portland. Mr. Gleason has served as a director of the Company since 1981 and as Vice Chairman of the Board of Directors since April 1995 and is a member of the Compensation and Nominating Committees of the Board of Directors.

William E. Porter, President of Interactive Consumer, Inc.
Mr. Porter is President, Interactive Consumer, Inc. Between December 1995 and January 1997, Mr. Porter has served in several executive positions with Trigon Blue Cross Blue Shield (formerly Blue Cross Blue Shield of Virginia). Mr. Mr. Porter has served as a director of the Company since July, 1994 and is a member of the Compensation and Nominating Committees of the Board of Directors.

Michael C. Henderson, President and Chief Executive Officer of PacifiCorp Holdings, Inc.
Mr. Henderson is President and Chief Executive Officer of PacifiCorp Holdings, Inc., a PacifiCorp subsidiary which owns Pacific Telecom, Inc., PacifiCorp Generation Company ("P.G."), Powercor, and PacifiCorp Financial Services, Inc. ("PFS"). He is also President and Chief Executive Officer of PFS, a diversified financial services company. Mr. Henderson serves as Chairman of the Board of Albina Community Bancorp. Mr. Henderson has served as a director of the Company since 1995 and is a member of the Audit Committee.

Dianne C. Walker, Independent Consultant
Ms. Walker is an independent consultant. Prior to January 1995, she was a consultant to Bear Stearns & Co. Inc., an investment banking firm. Ms. Walker has served as a director of the Company since 1986 and is a member of the Audit and Pension Committees of the Board of Directors.

John W. Rosenblum, Dean of the Jepson School of Leadership Studies at the University of Richmond
Mr. Rosenblum is Dean of the Jepson School of Leadership Studies at the University of Richmond. Prior to serving at the University of Richmond, Mr. Rosenblum was a Tayloe Murphy Professor of Business Administration at the Darden Graduate School of Business Administration at the University of Virginia. He is also a director of Chesapeake Corporation, Cadmus Communications Corp., T. Rowe Price Associates, and Cone Mills Corporation. Mr. Rosenblum has served as a director of the Company since 1992 and is a member of the Audit, Compensation, and Pension Committees of the Board of Directors.


Transfer Agent and Registrar            Form 10-K
 ChaseMellon Shareholder Services       On written request, Comdial Corporation
 New York, New York                     will furnish to stockholders a copy of
                                        its Form 10-K for the most recent year.
Independent Auditors                    Address your request to Linda Falconer,
 Deloitte & Touche LLP                  Comdial Corporation, P.O. Box 7266,
 Richmond, Virginia                     Charlottesville, Virginia  22906-7266

Investor Relations                      World Wide Web
Dick Bucci - Director,                  http://www.comdial.com
             Investor Relations
Phone:  (804) 978-2525
Fax:    (804) 978-2438
E-Mail:  dbucci@comdial.com