Form 10-K405, Exhibit 13
period 1997-12-31
COMDIAL CORP
filed 1998-03-25
CIK 230131

EXHIBIT 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist the reader in understanding and evaluating the financial condition and results of operations of Comdial Corporation and its subsidiaries (the "Company"). This review should be read in conjunction with the financial statements and accompanying notes. This analysis attempts to identify trends and material changes that occurred during the periods presented. Prior years have been reclassified to conform to the 1997 reporting basis (see Note 1 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Selected consolidated statements of operations for the last three years are as follows:

----------------------------------------------------------------------------------------------------------
December 31,
In thousands                                                      1997             1996              1995
----------------------------------------------------------------------------------------------------------
    Net sales                                                  $118,561         $102,182           $94,729
    Gross profit                                                 47,343           37,881            30,702
    Selling, general & administrative                            29,069           25,757            19,225
    Engineering, research & development                           6,497            5,771             4,186
    Interest expense                                              1,698            1,626               996
    Goodwill amortization                                         3,567            2,674                23
    Miscellaneous expense - net                                     644              762               737
    Income before income taxes                                    5,868            1,291             5,535
    Income tax expense/(benefit)                                    149             (518)           (4,334)
    Net income                                                    5,719            1,809             9,869
    Dividends on preferred stock                                      -                -               350
    Net income applicable to common stock                         5,719            1,809             9,519
----------------------------------------------------------------------------------------------------------

1997 Compared with 1996

Net sales as reported for 1997 increased by 16% to $118,561,000, compared with $102,182,000 in 1996. The continued increase in net sales was primarily due to
(1) greater demand for the Company's Digital Expandable System ("DXP") and Digital products, (2) introduction of new products such as Impact SCS, the new open digital switching platform known as "the FX Series," and various other new products, and (3) continued growth in sales of Computer Telephone Integration ("CTI") products such as the Small Office product (voicemail system). This product is produced by a subsidiary of the Company, Key Voice Technologies, Inc. ("KVT").

The following table presents certain relevant information concerning the Company's principle product lines for the periods indicated:

--------------------------------------------------------------------------------------------------------------
December 31,
In thousands                                                     1997             1996              1995
--------------------------------------------------------------------------------------------------------------
    Business Systems
       Digital                                                  $50,387          $42,811           $40,486
       CTI                                                       26,971           20,458             7,338
       DXP                                                       25,527           17,750            13,835
       Analog                                                    12,117           16,206            22,426
                                                               --------         --------           -------
         Sub-total                                              115,002           97,225            84,085
    Proprietary and specialty terminals                           4,101            4,741             6,032
    Custom manufacturing                                            736            1,299             6,092
                                                               --------         --------           -------
         Gross sales                                            119,839          103,265            96,209
    Sales discount and allowances                                (1,278)          (1,083)           (1,480)
                                                               --------         --------           -------
         Net sales                                             $118,561         $102,182           $94,729
                                                               ========         ========           =======
------------------------------------------------------------------------------

In 1997, gross sales of digital and DXP products increased 18% and 44% to $50,387,000 and $25,527,000 compared with $42,811,000 and $17,750,000 for 1996, respectively. In 1997, gross sales of CTI products, including voice processing, increased 32% to $26,971,000 compared with $20,458,000 for 1996. Management expects sales of digital business systems to continue to grow in 1998 primarily due to (1) continued growth in digital systems and CTI sales sold directly to end users, (2) development of new products and new distribution channels offering integrated CTI solutions, and (3) growth of product sales to original equipment manufacturing ("OEM") customers such as the agreement the Company has with Harris Corporation. In 1997, gross sales of analog products, proprietary terminals, and custom manufacturing revenue decreased 25% to $12,117,000, 13% to $4,101,000, and 43% to $736,000, respectively, compared with $16,206,000,
$4,741,000, and $1,299,000, respectively, for 1996. Management expects sales of analog and proprietary terminals to continue to decrease in 1998.

In 1997, international sales increased by 15% to $4,220,000 compared with $3,670,000 for 1996. The growth in international sales was less than anticipated primarily due to distribution and homologation issues. Homologation is the process of securing regulatory, safety, and network compliance approvals for the sale of telecommunications equipment in foreign countries. As many countries have different standards than the United States, this typically involves engineering modifications and compliance testing. As the international distributors gain more experience with the Company's products, international sales are expected to continue to grow.

Gross profit, as a percentage of sales for 1997, was 40% compared with 37% for 1996. In 1997, gross profit increased by 25% to $47,343,000 compared with $37,881,000 for 1996. This increase was primarily attributable to increased sales of higher margin business system products, such as DXP and CTI products.

Selling, general and administrative expenses increased in 1997 by 13% to $29,069,000 compared with $25,757,000 for 1996. The primary reasons for the increase were (1) additional administrative, marketing, and sales expenses of $966,000 associated with KVT, (2) an increase in sales personnel to support the growth in national accounts and expanding CTI markets, (3) an increase in administrative costs associated with hiring two new officers, one of whom was hired at the end of the second quarter of 1997 and the other in December 1997, and (4) higher promotional allowance costs associated with increased sales through Platinum and Preferred Dealers.

Engineering, research and development expenses increased in 1997 by 13% to $6,497,000 compared with $5,771,000 for 1996. This increase was primarily due to increased expenses of $442,000 associated with KVT.

Interest expense increased in 1997 by 4% to $1,698,000 compared with $1,626,000 for 1996. This increase was primarily due to the 1996 acquisition loan the Company obtained from Fleet Capital Corporation ("Fleet") to provide funding to acquire Aurora Systems, Inc. ("Aurora") and KVT. In 1996, there were only nine months of interest expense associated with the Aurora and KVT acquisitions. Additional interest expense was incurred as a result of a promissory note issued to the original owners of KVT related to the purchase of KVT (see Note 2 to the Consolidated Financial Statements). The interest expense associated with the 1996 acquisitions will decline in 1998 as the Company continues to pay down these loans.

Goodwill amortization expense increased in 1997 by 33% to $3,567,000 compared with $2,674,000 in 1996. The increase was due to a full year of amortization expense associated with the acquisitions of Aurora and KVT and the write-off of the remaining goodwill of $164,000 associated with an earlier acquisition.

Net income before income taxes, as a result of the foregoing, increased in 1997 by 355% to $5,868,000 compared with $1,291,000 in 1996. Major factors contributing to the increase in income and earnings per share for 1997 were increased sales of business systems with higher margins. Management anticipates, assuming continued strength in the economy, that the factors, which have led to significant increases in sales for 1997, will continue to have a positive influence on the Company's performance in 1998.

Income tax expense (benefit) reflects an expense in 1997 of $149,000 compared with a benefit of $518,000 for 1996. This change was due to recognition of a deferred tax asset benefit of $219,000 for 1997 compared with a benefit of $736,000 for 1996. The tax benefits, recognized in 1997 and 1996, were a result of a reduction in the valuation allowance relating to the Company's federal net operating loss carryforwards ("NOLS") (see Note 7 to the Consolidated Financial Statements). The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in judgment about the future realization of deferred tax assets. Based on a continual re-evaluation of the realization of the deferred tax asset, the valuation allowance was reduced and a tax benefit of $219,000 was recognized in the quarter ended March 30, 1997.

Tax expense for 1997 increased to $368,000 compared with $218,000 for 1996. This increase is due to the higher taxable income for 1997 versus 1996.

1996 Compared with 1995

Net sales as reported for 1996 increased by 8% to $102,182,000, compared with $94,729,000 in 1995. The increase in net sales was primarily due to (1) demand for the Company's DXP and Digital products, and (2) growth in sales of CTI products, which was enhanced by the acquisitions of Aurora and KVT. In 1996, gross sales of DXP products increased 28% to $17,750,000 compared with $13,835,000 for 1995. In 1996, gross sales of CTI products, including voice processing, increased 179% to $20,458,000 compared with $7,338,000 for 1995. In 1996, sales of analog products, proprietary terminals, and custom manufacturing revenue decreased 28% to $16,206,000, 21% to $4,741,000, and 79% to $1,299,000,
respectively,   compared   with   $22,426,000,   $6,032,000,   and   $6,092,000,
respectively, for 1995. The custom manufacturing decrease was primarily due to completion in 1995 of a one-time contract with a major customer. In 1996, international sales increased by 38% to $3,670,000 compared with $2,666,000 for 1995.

Gross profit, as a percentage of sales for 1996, was approximately 37% compared with 32% for 1995. In 1996, gross profit increased by 23% to $37,881,000 compared with $30,702,000 for 1995. This increase was primarily attributable to increased sales of higher margin business system products, such as DXP and CTI products, and higher margins that Aurora and KVT products added to the business.

Selling, general and administrative expenses increased in 1996 by 34% to $25,757,000 compared with $19,225,000 for 1995. The primary reasons for the increase were (1) an increase in sales personnel to broaden the Company's domestic network and to support the growth of the CTI and international markets,
(2) additional administrative, marketing, and sales expenses of $2,940,000 associated with Aurora and KVT, and (3) higher promotional allowance costs associated with increased sales through Preferred Dealers.

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

Interest expense increased in 1996 by 63% to $1,626,000 compared with $996,000 for 1995. This increase was due to the acquisition loan the Company obtained from Fleet to provide funding to help acquire Aurora and KVT. Additional interest expense was also incurred as a result of a promissory note issued to the original owners of KVT related to of the purchase of KVT.

Goodwill amortization expense in 1996 increased to $2,674,000 compared with $23,000 in 1995. The increase was due to the acquisitions of Aurora and KVT.

Net income before income taxes, as a result of the foregoing, decreased in 1996 by 77% to $1,291,000 compared with $5,535,000 in 1995. Some of the factors which led to the decreases in income and earnings per share for 1996 were (1) decreased sales of analog products which were down by approximately 27%, (2) decreased sales to the Federal Government which were down by approximately 53%, and (3) additional costs associated with expanding the sales and engineering organizations.

Income tax expense (benefit) reflected a benefit of $518,000 in 1996 compared with a benefit of $4,334,000 for 1995. This change was due to recognition of a deferred tax asset through a reduction of the valuation allowance for both 1996 and 1995. Based on a continual re-evaluation of the realization of the deferred tax asset, the valuation allowance was reduced and a tax benefit of $736,000 was recognized in the quarter ended March 31, 1996.

Dividends on preferred stock were zero for 1996 compared with $350,000 for 1995. In 1995, all of the outstanding shares of the Company's Series A 7-1/2% Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock") were redeemed.

LIQUIDITY AND CAPITAL SOURCES

The Company's financial position continues to improve when compared to previous years. In 1997, the Company's cash flow provided by operations increased by 118% to $12,240,000 compared with $5,626,000 for 1996. This increase was primarily attributable to increased sales for 1997. This continued improvement in financial position allows the Company to make necessary and desirable capital expenditures and to expand into new high growth markets in the telecommunications industry.

The following table sets forth the Company's cash and cash equivalents, current maturities on debt, and working capital at the dates indicated:

----------------------------------------------------------------------------------------------------------------
December 31,
In thousands                                                      1997             1996             1995
----------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                   $5,673             $180           $4,144
     Current maturities on debt                                   3,701            5,343            1,903
     Working capital                                             16,676           10,608           18,271
----------------------------------------------------------------------------------------------------------------

All operating cash requirements are funded through a $12.5 million revolving credit facility provided by Fleet and any excess cash is put into short term, highly liquid investments. The Company reports the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows. The Company considers outstanding checks to be a bank overdraft. As of December 31, 1997, the Company's cash and cash equivalents were higher by $5,493,000, due to significantly improved operating performance. Management anticipates using some of the available cash to help lower the Company's existing debt, which would result in lower interest expense for future periods.


Working capital at December 31, 1997, increased by $6,068,000 when compared to 1996. This increase was primarily due to the additional cash the Company generated from operations for 1997.

Capital additions for 1997 were approximately $3,922,000. Such capital additions helped the Company introduce new products as well as improve quality and reduce costs associated with new and existing products. Capital additions were funded by cash generated from operations and borrowing from Fleet. Cash expenditures for capital additions for 1997, 1996, and 1995 amounted to $3,609,000,
$3,179,000, and $2,155,000, respectively. Management anticipates that approximately $5,000,000 will be spent on capital additions during 1998. These additions will help the Company meet its commitments to its customers by developing new products for the future. The Company plans to fund all additions primarily through cash generated by operations with some of the funding coming from borrowing and long-term leases.

The Company has a commitment from Crestar Bank for the issuance of letters of credit in an aggregate amount not to exceed $500,000 at any one time. At December 31, 1997, the amount of commitments under the letter of credit facility with Crestar Bank was $52,000.

Accounts Receivable at December 31, 1997, increased by $1,618,000 primarily due to the increased sales in the latter part of the fourth quarter of 1997. Prepaid expenses and other current assets at December 31, 1997, increased by $328,000 primarily due to the receivable associated with Aurora's sale of the FastCall product to Spanlink Communications, Inc. (see Note 2 to the Consolidated Financial Statements). Goodwill at December 31, 1997, decreased by $3,710,000 compared with December 31, 1996. This decrease was due to the amortization of costs associated with the acquisitions of Aurora and KVT and the write-off of goodwill costs associated with the sale of the Fastcall product.

Other accrued liabilities at December 31, 1997, increased by $1,084,000 compared with December 31, 1996. This increase was primarily due to liabilities relating to 1997 sales commissions and income incentives.

Long-term Debt, Including Current Maturities

As of February 1, 1994, Fleet held substantially all of the Company's indebtedness. The Company and Fleet entered into a loan and security agreement ("Loan Agreement") in 1994 pursuant to which Fleet provided the Company with a $6.0 million term loan represented by a note ("Term Note I") and a $9.0 million revolving credit loan facility ("Revolver") in an aggregate amount up to $14.0 million

On March 13, 1996, the Company and Fleet amended the Loan Agreement to provide the Company with a $10.0 million acquisition loan ("Acquisition Loan"), a $3.5 million equipment loan ("Equipment Loan"), and a $12.5 million revolving credit loan facility ("Amended Revolver"). On March 20, 1996, the Company borrowed $8.5 million under the Acquisition Loan, which was used, in connection with the purchase of KVT and Aurora. In addition to the Fleet indebtedness, the Company issued a promissory note ("Promissory Note") for $7.0 million to the former owners of KVT, as part of the purchase price.

From time to time, the Company and Fleet have amended the Loan Agreement. On February 5, 1997, the Company borrowed an additional $1.9 million under the Equipment Loan ("Equipment Loan II") which was used to purchase surface mount technology ("SMT") equipment to further expand its SMT line capacity. On March 27, 1997, the Company and Fleet amended the Loan Agreement to modify certain financial covenants.

Current maturities on debt at December 31, 1997, decreased by $1.6 million, primarily due to the Amended Revolver, which the Company currently is not using due to excess cash. Availability under the Amended Revolver is based on eligible accounts receivable and inventory, less funds already borrowed. As of December 31, 1997, the Company had paid all the borrowed funds under the Amended Revolver and had approximately $8.5 million of borrowing capacity. The Company expects to fund its 1998 total debt payments of $2.2 million to Fleet with cash generated from operations. See Note 6 to the Company's Consolidated Financial Statements for additional information with respect to the Company's loan agreements, long-term debt and available short-term credit lines.

The Company believes that income from operations combined with amounts available from the Company's current credit facilities will be sufficient to meet the Company's needs for the foreseeable future.

Other Financial Information

During fiscal years 1997, 1996, and 1995,  primarily all of the Company's sales,
net   income,   and   identifiable   net  assets   were   attributable   to  the
telecommunications industry.

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and similar equity instruments. Pursuant to the new standard, companies can either adopt the standard or continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has continued to account for such transactions under APB No. 25. The Company has disclosed, in a note to the financial statements, pro forma net income and earnings per share, as if the Company had applied the new method of accounting (see Note 11 to the Consolidated Financial Statements). Since the Company has continued to apply APB No. 25, complying with the standard has had no effect on earnings or the Company's cash flow.

In February 1997, FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The new standard requires presentation disclosures about reportable operating segments of the Company. This statement will be effective for the Company's 1998 fiscal year. This new requirement is being discussed by management to determine how best to meet this new disclosure requirement.

In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." The new standard requires businesses to disclose comprehensive income and its components in their general-purpose financial statements. This statement will be effective for the Company's 1998 fiscal year. This standard will not have an impact on the Company's disclosures.

In early 1997, the Company established a team of people, to evaluate whether, and to what extent, the Year 2000 would impact the Company's business. The Year 2000 Team identified which of the Company's products, devices, and computerized systems that contain embedded microprocessors, that require remediation or replacement because of potential Year 2000 problems. The Year 2000 Team concluded that nearly all of the Company's products are already Year 2000 compliant and those which are not will be compliant by 1999 or before. On an ongoing basis, the Company has been replacing existing systems to improve efficiency and to address the Year 2000 problem. Such replacements are projected to be complete in 1998. The Company does not expect to make any material expenditures solely to address Year 2000 issues.

Management believes that the Company is properly addressing the Year 2000 problem in order to mitigate any adverse operational or financial impacts. Furthermore, the Company plans to implement a requirement beginning in 1998 that its suppliers certify that all products and services provided to the Company are Year 2000 compliant.

"SAFE HABOR"  STATEMENT UNDER THE PRIVATE  SECURITIES  LIGITATION  REFORM ACT OF
1995

The Company's Annual Report may contain some forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly complex products, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------



Board of Directors and Stockholders
Comdial Corporation
Charlottesville, Virginia


We have audited the accompanying consolidated balance sheets of Comdial Corporation and its subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Richmond, Virginia
January 30, 1998

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


/s/ William G. Mustain                                /s/ Christian L. Becken
William G. Mustain                                    Christian L. Becken
Chairman, President and                               Senior Vice President and
Chief Executive Officer                               Chief Financial Officer

------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    December 31,
In thousands except par value                                                                 1997               1996
------------------------------------------------------------------------------------------------------------------------------
Assets
    Current assets
       Cash and cash equivalents                                                                   $5,673                $180
       Accounts receivable - net                                                                   11,278               9,660
       Inventories                                                                                 18,487              19,586
       Prepaid expenses and other current assets                                                    1,669               1,341
------------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                     37,107              30,767
------------------------------------------------------------------------------------------------------------------------------

    Property - net                                                                                 16,334              15,317
    Net deferred tax asset                                                                          8,164               7,469
    Goodwill                                                                                       13,142              16,852
    Other assets                                                                                    4,517               3,947
------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                                            $79,264             $74,352
==============================================================================================================================

Liabilities and Stockholders' Equity
    Current liabilities
       Accounts payable                                                                            $9,229              $8,144
       Accrued payroll and related expenses                                                         2,659               2,926
       Accrued promotional allowances                                                               1,915               1,903
       Other accrued liabilities                                                                    2,927               1,843
       Current maturities of debt                                                                   3,701               5,343
------------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                20,431              20,159
------------------------------------------------------------------------------------------------------------------------------

    Long-term debt                                                                                  9,922              11,713
    Net deferred tax liability                                                                      2,705               2,230
    Long-term employee benefit obligations                                                          1,371               1,686
    Commitments and contingent liabilities (see Note 12)                                                -                   -
------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                                        34,429              35,788
------------------------------------------------------------------------------------------------------------------------------

    Stockholders' equity
       Common stock ($0.01 par value) and paid-in capital
          (Authorized 30,000 shares; issued shares:
           1997 = 8,697; 1996 = 8,580)                                                            114,663             114,118
       Other                                                                                       (1,039)             (1,046)
       Accumulated deficit                                                                        (68,789)            (74,508)
------------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                               44,835              38,564
------------------------------------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity                                              $79,264             $74,352
==============================================================================================================================


The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

------------------------------------------------------------------------------------------------------------------
                                                                                 Years Ended December 31,
In thousands except per share amounts                                        1997           1996           1995
------------------------------------------------------------------------------------------------------------------


Net sales                                                                  $118,561       $102,182        $94,729
Cost of goods sold                                                           71,218         64,301         64,027
------------------------------------------------------------------------------------------------------------------
        Gross profit                                                         47,343         37,881         30,702
------------------------------------------------------------------------------------------------------------------

Operating expenses
    Selling, general & administrative                                        29,069         25,757         19,225
    Engineering, research & development                                       6,497          5,771          4,186
------------------------------------------------------------------------------------------------------------------
        Operating income                                                     11,777          6,353          7,291
------------------------------------------------------------------------------------------------------------------

Other expense
    Interest expense                                                          1,698          1,626            996
    Goodwill amortization                                                     3,567          2,674             23
    Miscellaneous expense - net                                                 644            762            737
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    5,868          1,291          5,535
Income tax expense/(benefit)                                                    149           (518)        (4,334)
------------------------------------------------------------------------------------------------------------------
        Net income                                                            5,719          1,809          9,869
Dividends on preferred stock                                                      -              -            350
------------------------------------------------------------------------------------------------------------------
        Net income applicable to common stock                                $5,719         $1,809         $9,519
==================================================================================================================

Earnings per common share and common
    equivalent share:
        Basic                                                                 $0.66          $0.21          $1.27
==================================================================================================================

        Diluted                                                               $0.65          $0.21          $1.20
==================================================================================================================

Weighted average common shares outstanding:
        Basic                                                                 8,684          8,484          7,466
        Diluted                                                               8,767          8,668          8,210

                   The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------


                                                        Common Stock          Preferred Stock
                                                   ----------------------------------------------        Paid-in
In thousands                                             Shares     Amount   Shares       Amount         Capital
------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1995                              21,207       $211      750       $7,500         $100,109
     Reverse stock-split 1 for 3
         (August 8, 1995)                               (14,138)      (141)                                   141
     Proceeds from sale of
        Common Stock:
        Stock offering                                    1,000         10                                 11,200
        Notes receivable
        Stock options exercised                             144          2                                    250
     Stock offering cost                                                                                     (273)
     Incentive stock issued                                  13                                               116
     Redeemed preferred stock                                                  (750)      (7,500)
     Treasury stock purchased
     Dividend paid on preferred stock
 Net income
------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1995                             8,226         82        -            -          111,543
     Proceeds from sale of
        Common Stock:
        Notes receivable
        Stock options exercised                              53          1                                     82
     Stock offering cost                                                                                      (26)
     Incentive stock issued                                   8                                                73
     Treasury stock purchased
     Common stock issued for acquisitions
        Key Voice Tech., Inc. ("KVT")                       243          2                                  1,469
        Aurora Systems, Inc. ("Aurora")                     148          2                                    890
 Net income
------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1996                             8,678         87        -            -          114,031
     Proceeds from sale of
        Common Stock:
        Notes receivable
        Stock options exercised                              32                                               165
     Stock offering cost                                                                                       (9)
     Deferred stock compensation                                                                                4
     Incentive stock issued                                  12                                                97
     Contingency stock issued for
        KVT acquisition                                      72          1                                    291
     Acquisition costs for KVT and Aurora                                                                      (4)
 Net income
------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1997                             8,794        $88        -            -         $114,575
==================================================================================================================



                                                                                Notes
                                                                              Receivable
                                                       Treasury Stock          on Sale        Retained
                                                   -----------------------
In thousands                                          Shares       Amount      of Stock       Earnings          Total
-----------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1995                             (254)       ($760)      ($182)        ($85,835)        $21,043
     Reverse stock-split 1 for 3
         (August 8, 1995)                                169
     Proceeds from sale of                                                                                           -
        Common Stock:                                                                                                -
        Stock offering                                                                                          11,210
        Notes receivable                                                            6                                6
        Stock options exercised                                                                                    252
     Stock offering cost                                                                                          (273)
     Incentive stock issued                                                                         (1)            115
     Redeemed preferred stock                                                                                   (7,500)
     Treasury stock purchased                             (9)         (78)                                         (78)
     Dividend paid on preferred stock                                                             (350)           (350)
 Net income                                                                                      9,869           9,869
-----------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1995                            (94)        (838)       (176)         (76,317)         34,294
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                            8                                8
        Stock options exercised                                                                                     83
     Stock offering cost                                                                                           (26)
     Incentive stock issued                                                                                         73
     Treasury stock purchased                             (3)         (40)                                         (40)
     Common stock issued for acquisitions
        Key Voice Tech., Inc. ("KVT")                                                                            1,471
        Aurora Systems, Inc. ("Aurora")                                                                            892
 Net income                                                                                      1,809           1,809
-----------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1996                            (97)        (878)       (168)         (74,508)         38,564
     Proceeds from sale of
        Common Stock:
        Notes receivable                                                            7                                7
        Stock options exercised                                                                                    165
     Stock offering cost                                                                                            (9)
     Deferred stock compensation                                                                                     4
     Incentive stock issued                                                                                         97
     Contingency stock issued for
        KVT acquisition                                                                                            292
     Acquisition costs for KVT and Aurora                                                                           (4)
 Net income                                                                                      5,719           5,719
-----------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1997                            (97)       ($878)      ($161)        ($68,789)        $44,835
=======================================================================================================================


                   The accompanying notes are an integral part of these financial statements.



Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Years Ended December 31,
In thousands                                                                            1997              1996            1995
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Cash received from customers                                                       $121,199         $106,979         $97,156
    Other cash received                                                                   1,219            1,022           1,355
    Interest received                                                                        19               53              60
    Cash paid to suppliers and employees                                               (108,304)        (101,220)        (93,990)
    Interest paid on debt                                                                (1,565)            (876)           (676)
    Interest paid under capital lease obligations                                           (18)             (89)           (174)
    Income taxes paid                                                                      (310)            (243)           (186)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                         12,240            5,626           3,545
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of Key Voice Technologies ("KVT")                                                -           (8,528)              -
    Purchase of Aurora Systems ("Aurora")                                                     -           (1,901)              -
    Acquisition cost for KVT and Aurora                                                      (4)            (934)              -
    Proceeds from the sale of equipment                                                      22                9               6
    Capital expenditures                                                                 (3,609)          (3,179)         (2,155)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                             (3,591)         (14,533)         (2,149)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from borrowings                                                              2,216            5,619               -
    Net borrowings under revolver agreement                                              (1,749)           1,749               -
    Proceeds from issuance of common stock                                                  162               47          11,384
    Principal payments on debt                                                           (3,693)          (1,941)         (1,824)
    Principal payments under capital lease obligations                                      (92)            (531)           (641)
    Preferred stock redemption                                                                -                -          (7,500)
    Preferred dividends paid                                                                  -                -            (350)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities                                  (3,156)           4,943           1,069
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      5,493           (3,964)          2,465
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                              180            4,144           1,679
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                 $5,673             $180          $4,144
=================================================================================================================================
Reconciliation of net income to net cash provided by operating activities:
 Net Income                                                                              $5,719           $1,809          $9,869
---------------------------------------------------------------------------------------------------------------------------------
    Depreciation and amortization                                                         8,634            6,680           3,557
    Change in assets and liabilities (for 1996,  net
       of effects from the purchase of KVT and Aurora):
    Decrease (increase) in accounts receivable                                           (1,618)             143          (2,339)
    Inventory provision                                                                   1,509            1,029           1,309
    Increase in inventory                                                                  (410)          (2,385)         (2,365)
    Increase in other assets                                                             (2,956)          (1,888)         (3,277)
    Increase in net deferred tax assets                                                    (220)            (736)         (4,503)
    Increase (decrease) in accounts payable and
       bank overdrafts                                                                    1,085             (657)          1,011
    Increase in other liabilities                                                           399              595             435
    KVT asset value at acquisition                                                            -            1,105               -
    Aurora asset value at acquisition                                                         -             (121)              -
    Increase (decrease) in other equity                                                      98               52            (152)
---------------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                                  6,521            3,817          (6,324)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               $12,240           $5,626          $3,545
=================================================================================================================================

                           The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 1997, 1996, 1995

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The  consolidated   financial   statements   include  the  accounts  of  Comdial
Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

Comdial is a United States ("U.S.") based manufacturer of business communication systems. The Company's principal customers are small to medium sized businesses throughout the U.S. and certain international markets. The distribution network consists of three major distributors, other supply houses, dealers, and independent interconnects. The dynamic, high technology industry in which the Company participates is very competitive. There is an increasing shift from analog to digital product lines as well as other rapid technological changes creating the potential for product obsolescence.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities at December 31, 1997.
Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term liquid investments with maturities, when purchased, of less than 90 days that are readily convertible into cash. Under the Company's current cash management policy, borrowings from the revolving credit facility are used for normal operating purposes. The revolving credit facility is reduced by cash receipts that are deposited daily. Currently, the Company has generated from operations additional cash over and above the required amount to completely fund the revolving credit facility (see Note 6). Bank overdrafts of $1,904,000 and $1,935,000 are included in accounts payable at December 31, 1997 and 1996, respectively. Bank overdrafts are outstanding checks that have not (1) cleared the bank or (2) been funded by the revolving credit facility. The Company is reporting the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows.

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

Earnings per Common Share and Common Equivalent Share

For 1997, 1996, and 1995, earnings per common share ("EPS") were computed for both basic and diluted EPS to conform to the new Statement of Financial Accounting Standards ("SFAS") No. 128. Basic EPS for all years presented were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares including any possible contingent shares. For 1997 and 1996, there were no preferred stock dividends paid or earned. For 1997, 1996, and 1995, diluted EPS were computed by dividing income attributable to common shareholders (net income plus preferred stock dividends paid) by the weighted average number of common and common equivalent shares outstanding during the period plus (in periods in which they had a dilutive effect) the effect of common shares contingently issuable, primarily from stock options. Diluted EPS assumes the conversion of preferred stock and adds back the preferred stock dividends paid to net income.

Capitalized Software Development Costs

In 1997, 1996, and 1995, the Company incurred costs associated with development of software related to the Company's various products. The accounting for such software costs is in accordance with SFAS No. 86. The Company's estimate of product life is approximately three years or more. The total amount of unamortized software development cost included in other assets is $3,068,000 and $2,297,000 at December 31, 1997 and 1996, respectively. The amounts capitalized were $1,956,000, $1,577,000, and $840,000, of which $1,018,000, $877,000, and
$757,000 were amortized in 1997, 1996, and 1995, respectively. The Company also capitalized costs associated with product software development performed by outside contract engineers. The total amount of unamortized outside contract development cost included in other assets is $949,000 and $988,000 at December 31, 1997 and 1996, respectively. The amount capitalized was $530,000 and $1,145,000, of which $569,000 and $157,000 was amortized in 1997 and 1996, respectively. For the year 1995 there was no capitalized costs or amortization expense that related to outside contract development cost.

Postretirement Benefits Other Than Pension

The Company accrued estimated costs relating to health care and life insurance benefits. In 1997, 1996, and 1995, the Company expensed $64,000, $41,000, and $311,000, respectively.

Income Taxes

The Company uses the deferred tax liability or asset approach, which is based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when the differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The measurement of deferred tax assets is impacted by the amount of any tax benefits where, based on available evidence, the likelihood of realization can be established. The Company incurred cumulative operating losses through 1991 for financial statement and tax reporting purposes and has adjusted its valuation allowance account to recognize a portion of the net deferred tax asset for future periods (see Note 7). Tax credits will be utilized to reduce current and future income tax expense and payments.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25. The Company has disclosed in a note to the financial statements pro forma net income and earnings per share, as if the Company had applied the fair value method for stock options and similar equity instruments (see Note 11).

Reclassifications

Amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2.  ACQUISITIONS

On March 20, 1996, the Company completed the acquisition of Aurora Systems, Inc. ("Aurora") and Key Voice Technologies, Inc. ("KVT"), two companies involved in Computer-Telephony Integration ("CTI") applications which became wholly-owned subsidiaries of the Company. Aurora, based in Acton, Massachusetts, provided off-the-shelf CTI products. KVT, based in Sarasota, Florida, develops, assembles, markets, and sells voice processing systems and related products for business applications.

The consideration paid for the acquisition of Aurora was approximately $2.8 million, of which $1.9 million was paid in cash and approximately $0.9 million was paid by issuance of 147,791 shares of the Company's Common Stock. The consideration paid for the acquisition of KVT totaled approximately $19.0 million, of which $8.5 million was paid in cash, $7.0 million was paid by the Company's issuance of a promissory note ("Promissory Note"), and $1.5 million was paid by the issuance of 243,097 shares of the Company's Common Stock. Depending on KVT's performance during the three years following the acquisition, the Company may be obligated to pay an additional $2.0 million which, at the Company's option, may be paid in cash or by the issuance of up to 216,086 shares of the Company's Common Stock. At the beginning of the second quarter of 1997, 72,029 shares of common stock were issued to the original principal owners of KVT. These shares were issued because KVT met its sales target for 1996. Based on KVT's performance for 1997, the original owners are eligible for additional shares of common stock of 72,029 shares or cash at the end of the first quarter of 1998.

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

To complete the acquisitions of Aurora and KVT, the Company obtained additional funds from its credit facility. The Company and Fleet Capital Corporation ("Fleet") amended the Loan Agreement to permit the Company to borrow additional funds and modify some of its terms and covenants. The amendment to the Loan Agreement provided an increased borrowing capacity of $13.5 million under acquisition and equipment loans, and a revolving credit facility of $12.5 million (see Note 6).

As of December 31, 1997, Aurora sold all of its rights, title and interest in the Fastcall product, Aurora's primary asset, to Spanlink Communications, Inc. Aurora may receive, over a five year period, royalties totaling up to $1.1 million with a minimum guarantee of $0.6 million at the end of that period.


NOTE 3.  INVENTORIES

Inventory consists of the following:
-----------------------------------------------------------------------------
December 31,
In thousands                                         1997               1996
-----------------------------------------------------------------------------

   Finished goods                                   $6,336             $6,529
   Work-in-process                                   4,101              3,681
   Materials and supplies                            8,050              9,376
                                                     -----              -----
       Total                                       $18,487            $19,586
                                                   =======            =======
-----------------------------------------------------------------------------

NOTE 4.  PROPERTY

Property consists of the following:
----------------------------------------------------------------------------
December 31,
In thousands                                         1997              1996
----------------------------------------------------------------------------
   Land                                               $656              $556
   Buildings and improvements                       14,104            13,555
   Machinery and equipment                          30,423            28,759
   Less accumulated depreciation                   (28,849)          (27,553)
                                                   -------           -------
       Property - Net                              $16,334           $15,317
                                                   =======           =======
----------------------------------------------------------------------------

Depreciation expense charged to operations for the years 1997, 1996, and 1995, was $2,751,000, $2,598,000, and $2,422,000, respectively.

NOTE 5.  LEASE OBLIGATIONS

The Company and its subsidiaries have various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:

-------------------------------------------------------------------------------
Year Ending December 31,                                        Operating
In thousands                                                      Leases
-------------------------------------------------------------------------------
   1998                                                             $2,018
   1999                                                              1,752
   2000                                                              1,449
   2001                                                                151
   2002                                                                 25
                                                                     -----
   Total minimum lease commitments                                  $5,395
                                                                    ======
-------------------------------------------------------------------------------

The remaining lease commitments for capital leases is $77,000 with $64,000 of that to be paid off in 1998.
Assets recorded under capital leases (included in property in the accompanying Consolidated Balance Sheets) are as follows:
-------------------------------------------------------------------------------
December 31,
In thousands                                          1997             1996
-------------------------------------------------------------------------------
    Machinery and equipment                           $218               $823
       Less accumulated depreciation                  (115)              (431)
                                                      ----               ----
    Property - Net                                    $103               $392
                                                      ====               ====
-------------------------------------------------------------------------------

During 1997, 1996, and 1995, the Company entered into new capital lease obligations which amounted to approximately $18,000, $67,000, and $9,000, respectively.

Operating leases and rentals are for office space, and factory and office equipment. Total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 1997, 1996, and 1995, were $1,929,000, $1,721,000, and $1,262,000, respectively.

NOTE 6.  DEBT

Long-term debt consists of the following:
-------------------------------------------------------------------------------
December 31,
In thousands                                            1997             1996
-------------------------------------------------------------------------------
  Notes payable to Fleet
       Acquisition note (1)                            $5,543            $7,249
       Equipment note I (2)                               139               463
       Equipment note II (3)                            1,647                 -
       Revolving credit (4)                                 -             1,749
  Promissory note (5)                                   5,600             7,000
  Other (6)                                               617               311
  Capitalized leases (7)                                   77               284
                                                       ------           -------
       Total debt                                      13,623            17,056
          Less current maturities on debt               3,701             5,343
                                                       ------           -------
  Total long-term debt                                 $9,922           $11,713
                                                       ======           =======
-------------------------------------------------------------------------------

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

(1) On March 20, 1996, the Company borrowed $8.5 million under the Acquisition Loan which was used to acquire Aurora and KVT. The Acquisition Loan is payable in equal monthly principal installments of $142,142, with the balance due on February 1, 2001.

(2) The Equipment Loan I is payable in equal monthly principal installments of $27,000, with the balance due on June 1, 1998.

(3) On February 5, 1997, the Company borrowed an additional $1.9 million under the Equipment Loan ("Equipment Loan II") which was used to purchase surface mount technology ("SMT") equipment to further expand the Company's SMT line capacity. Equipment Loan II is payable in equal monthly principal installments of $31,667, with the balance due on February 1, 2001.

(4) Availability under the Amended Revolver of up to $12.5 million is based on eligible accounts receivable and inventory, less funds already borrowed. On June 28, 1996, the Company and Fleet amended the Loan Agreement to adjust availability under the Amended Revolver by establishing a special availability reserve of $4.0 million and modified certain covenants.

The Acquisition Loan, Equipment Loan, and Amended Revolver carry interest rates at either Fleet's prime rate or the London Interbank Offered Rate ("LIBOR") at the Company's option. The interest rates can be adjusted annually based on the Company's debt to earnings ratio which will vary the rates from minus 0.50% to plus 0.50% under or above Fleet's prime rate and from plus 1.50% to 2.50% above LIBOR. As of December 31, 1997, Fleet's prime interest rate was 8.50% and the LIBOR rate was 5.97% with approximately 96% of the loans based on LIBOR. As of December 31, 1997, the Company's borrowing rate for loans based on the prime and LIBOR rates was 9.00% and 8.47%, respectively. For December 31, 1996, the Company's borrowing rate for loans based on the prime and LIBOR rates were 8.25% and 7.66%, respectively, with approximately 79% of the loans based on LIBOR.

(5) The Promissory Note, which was part of the purchase price of KVT, carries an interest rate equal to the prime rate with annual payments of $1.4 million plus accumulated interest payments with the balance due on March 20, 2001. As of December 31, 1997 and 1996, the Company's borrowing rate based on the prime rate was 8.50% and 8.25%, respectively.

(6) Other debt consists of a mortgage acquired in conjunction with the acquisition of KVT and another mortgage entered into by KVT in order to acquire an adjacent building for future expansion. The mortgages require monthly payments of $2,817 and $2,869, including interest at fixed rates of 8.75% and 9.125%, respectively. The final payments are due on August 1, 2005 and June 27, 2007, respectively.

(7) Capital leases are with various financing entities and are payable based on the terms of each individual lease (see Note 5).

Scheduled maturities of current and long-term debt for the Fleet Notes (as defined in the Loan Agreement), the Promissory Note, and other debt (excluding the Amended Revolver and leasing agreements) are as follows:
--------------------------------------------------------------------------------
                                                                      Principal
In thousands                        Fiscal Years                    Installments
--------------------------------------------------------------------------------
    Notes payable                       1998                           $3,638
                                        1999                            3,501
                                        2000                            3,502
                                        2001                            2,351
                                        2002                               19
                                        Beyond 2002                       535
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

On March 27, 1997, the Company and Fleet amended the Loan Agreement to modify certain financial covenants. As of December 31, 1997, the Company was in compliance with the terms of the Loan Agreement.

NOTE 7.  INCOME TAXES

The components of the income tax expense for the years ended December 31 are as follows:
-------------------------------------------------------------------------
                                            Liability Method
In thousands                          1997           1996          1995
-------------------------------------------------------------------------

    Current -       Federal            $200           $59          $142
                    State               168           159            27
    Deferred -      Federal            (214)         (714)       (4,374)
                    State                (5)          (22)         (129)
                                       ----         -----       -------
       Total provision/(benefit)       $149         ($518)      ($4,334)
                                       ====         =====       =======
-------------------------------------------------------------------------

The income tax provision reconciled to the tax computed at statutory rates for the years ended December 31 is summarized as follows:

------------------------------------------------------------------------------
In thousands                                         1997      1996       1995
------------------------------------------------------------------------------
    Federal tax at statutory rate
     (35% in 1997, 1996, and 1995)                 $2,054      $452     $1,937
    State income taxes (net of federal tax
      benefit)                                        109       103         18
    Nondeductible charges                             544       329         46
    Alternative minimum tax                           200        77        139
    Utilization of operating loss carryover        (2,539)     (743)    (1,971)
   Adjustment of valuation allowance                 (219)     (736)    (4,503)
                                                    -----      ----     ------
       Income tax provision/(benefit)                $149     ($518)   ($4,334)
                                                     ====     =====    =======
------------------------------------------------------------------------------

Net deferred tax assets of $5,459,000 and $5,239,000 have been recognized in the accompanying Consolidated Balance Sheets at December 31, 1997 and 1996, respectively. The components of the net deferred tax assets are as follows:

--------------------------------------------------------------------------------
In thousands                                           1997              1996
--------------------------------------------------------------------------------
    Total deferred tax assets                        $25,201           $27,709
    Total valuation allowance                        (17,037)          (20,240)
                                                      -------          -------
     Total deferred tax assets - net                   8,164             7,469
    Total deferred tax liabilities                    (2,705)           (2,230)
                                                       ------           ------
     Total                                            $5,459            $5,239
                                                      ======            ======
--------------------------------------------------------------------------------

The valuation allowance decreased $3,203,000 during the year ended December 31, 1997. The decrease was primarily related to (1) the re-evaluation of the future utilization of net operating losses ("NOLs") of $219,000, and (2) the net change in temporary differences of deferred tax assets, deferred tax liabilities, and operating loss carryforwards of $2,984,000. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in judgment about the future realization of deferred tax assets. Based on a continual re-evaluation of the realization of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $219,000 was recognized in the quarter ended March 30, 1997. Management believes, although realization is not assured, that it is more likely than not that the Company will realize this tax benefit. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company has net operating loss and credit carryovers of approximately $55,971,000 and $2,856,000, respectively, which, if not utilized, will expire as follows:
------------------------------------------------------------------------------
In thousands                                     Net Operating
  Expiration Dates                                   Losses        Tax Credits
------------------------------------------------------------------------------
          1998                                      $     -           $1,846
          1999                                       11,405              504
          2000                                       27,762               66
          2001                                        5,260                -
          2002                                        6,486                -
            After 2002                                5,058              440
                                                     ------            -----
            Total                                   $55,971           $2,856
                                                    =======           ======
------------------------------------------------------------------------------

Based on the Company's interpretation of Section 382 of the Internal Revenue Code, the determination of the valuation allowance was calculated assuming a 50% ownership change, which could limit the utilization of the tax net operating loss and tax credit carryforwards in future periods starting at the time of the change. An ownership change could occur if changes in the Company's stock ownership exceeds 50% of the value of the Company's stock during a three year look back period.

The components of the net deferred tax assets (liabilities) at December 31, 1997 and 1996 are as follows:
--------------------------------------------------------------------------------
Deferred Assets/(Liabilities)
In thousands                                         1997                1996
--------------------------------------------------------------------------------
    Net loss carryforwards                          $19,030             $22,095
    Tax credit carryforwards                          2,856               3,075
    Inventory write downs and capitalization          1,268               1,068
    Pension                                             227                 265
    Postretirement                                      239                 304
    Compensation and benefits                           318                 196
    Capitalized software development costs              246                 266
    Contingencies                                        29                  37
    Other deferred tax assets                            64                  46
    Fixed asset depreciation                         (2,607)             (2,230)
    Goodwill amortization                               826                 358
    Income reported in different periods for
      financial reporting and tax purposes               -                    -
    Other deferred tax liabilities                       -                    -
                                                     ------              ------
      Net deferred tax asset                         22,496              25,480
    Less:  Valuation allowance                      (17,037)            (20,241)
                                                     ------             -------
      Total                                          $5,459              $5,239
                                                     ======              ======
--------------------------------------------------------------------------------

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

The following table sets forth the funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1997 and 1996.

----------------------------------------------------------------------------------------
In thousands                                                   1997             1996
----------------------------------------------------------------------------------------
    Actuarial present value of benefit obligation:
    Accumulated benefit obligation (including vested
      benefits of $15,950 and $12,313, respectively)         ($17,308)        ($13,391)
                                                             ========         ========

    Projected benefit obligation for service to date         ($18,541)        ($14,218)
    Plan assets at fair value                                  19,025           15,679
                                                              -------          -------
    Plan assets more than projected benefit obligation            484            1,461
    Unrecognized net gain from past experience                   (875)          (2,065)
    Unrecognized net gain from prior service cost                (219)            (254)
    Unrecognized net asset at date of implementation of
      SFAS No. 87 amortized over 14 years                         (58)             (86)
                                                               ------           ------
      Accrued liabilities for benefit plans at December 31      ($668)           ($944)
                                                               ======           ======
----------------------------------------------------------------------------------------


Net  periodic  pension cost for 1997,  1996,  and 1995  included  the  following components:
---------------------------------------------------------------------------------------------------------------
In thousands                                                                     1997         1996         1995
---------------------------------------------------------------------------------------------------------------
    Service cost-benefits earned during the period                             $1,227       $1,081         $931
    Interest cost on projected benefit obligation                               1,047          890          751
    Actual (return) or loss on plan assets                                     (2,590)      (2,634)      (2,122)
    Net amortization and deferral of other items                                1,279        1,510        1,199
                                                                                -----        -----        -----
       Net periodic pension cost                                                 $963         $847         $759
                                                                                 ====         ====         ====
---------------------------------------------------------------------------------------------------------------

Assumptions used in accounting for the plans were as follows:
---------------------------------------------------------------------------------------------------------------
                                                                                  1997         1996        1995
---------------------------------------------------------------------------------------------------------------
    Discount rate                                                                7.00%        7.50%       7.50%
    Rate of increase in future compensation levels                               4.00%        4.00%       4.00%
    Expected long-term rate of return on assets                                  9.00%        9.00%       9.00%
---------------------------------------------------------------------------------------------------------------

In addition to providing pension benefits, the Company contributes to a 401(k) plan, based on an employee's contributions. Participants can contribute from 2% to 10% of their salary as defined in the terms of the plan. The Company makes matching contributions equal to 25% of a participant's contributions. The Company's total expense for the matching portion to the 401(k) plan for 1997, 1996, and 1995 was $411,000, $341,000, and $278,000, respectively.

NOTE 9.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The effect of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on income from continuing operations for 1997, 1996, and 1995 was an expense of $64,000, $41,000, and $311,000, respectively.

The Company provides certain health care coverage (until age 65), which is subsidized by the retiree through insurance premiums paid to the Company, and life insurance benefits for substantially all of its retired employees. The Company's postretirement health care benefits are not currently funded.

The following table sets forth the amounts of the accumulated postretirement benefit obligation at January 1, 1997, 1996, and 1995:

----------------------------------------------------------------------------------------------------------------
In thousands                                                                  1997           1996           1995
----------------------------------------------------------------------------------------------------------------
    Retirees                                                                  $162           $137           $354
    Actives eligible to retire                                                 480            415            653
    Other active participants ineligible to retire                             198            208            922
                                                                               ---          -----          -----
       Total                                                                  $840           $760         $1,929
                                                                              ====           ====          =====
----------------------------------------------------------------------------------------------------------------

Net  postretirement  benefit  cost for years ended  December 31 consisted of the following components:
----------------------------------------------------------------------------------------------------------------
In thousands                                                             1997            1996             1995
----------------------------------------------------------------------------------------------------------------
    Service cost                                                          $22             $20              $75
    Interest cost                                                          60              55              156
    Actual return on assets                                                 -               -                -
    Amortization of the unrecognized transition
     obligation                                                            91              91               91
    Amortization of gain                                                 (109)           (125)             (11)
    Amortization of prior service cost                                      -               -                -
                                                                            -             ---             ----
        Total                                                             $64             $41             $311
                                                                          ===             ===             ====
----------------------------------------------------------------------------------------------------------------

The following table sets forth funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1997 and 1996.
----------------------------------------------------------------------------------------------------------------
In thousands                                                                               1997           1996
----------------------------------------------------------------------------------------------------------------
    Plan assets at fair value                                                               $ -            $ -
    Accumulated postretirement benefit obligation:
       Retirees                                                                            (162)          (137)
       Fully eligible participants                                                         (480)          (415)
       Other active participants                                                           (198)          (208)
    Unrecognized prior service cost                                                           -              -
    Unrecognized net gain                                                                (1,221)        (1,583)
    Unrecognized transition obligation                                                    1,358          1,449
                                                                                          -----          -----
       Accrued liabilities for benefit plans at December 31                               ($703)         ($894)
                                                                                          =====          =====
----------------------------------------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of January 1, 1997 was 9% for 1997, the trend rate decreasing each successive year until it reaches 5.25% in 2004 after which it remains constant. The discount rate used in determining the accumulated postretirement benefit obligation cost was 7.75%. A one percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1997 and net postretirement health care cost by approximately $5,000 and service cost plus interest cost by approximately $9,000. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits.

NOTE 10.  STOCK-BASED COMPENSATION PLANS

As of December 31, 1997, the Company had two basic stock-based compensation plans. The 1992 Stock Incentive Plan (the "Stock Incentive Plan"), provides for stock options to purchase shares of Common Stock which may be granted to officers, directors, and certain key employees as additional compensation. Pursuant to the terms of the 1992 Non-employee Directors Stock Incentive Plan (the "Directors Stock Incentive Plan"), each non-employee director shall be awarded 3,333 shares of the Company's Common Stock for each fiscal year the Company reports income. In January 1996, in accordance with the terms of the Directors Stock Incentive Plan, the Board of Directors adopted a resolution suspending 833 of the 3,333 shares of the Company's common stock automatically awarded to non-employee directors under such circumstances. In 1997, each non-employee director was awarded 2,500 shares related to income earned by the Company for fiscal year 1996. The plans are composed of stock options, restricted stock, nonstatutory stock, and incentive stock. The Company's incentive plans are administered by the Compensation Committee of the Company's Board of Directors.


On April 30, 1996, the Company's stockholders approved a resolution to increase the number of shares of Common Stock under the Company's 1992 Stock Incentive Plan from 800,000 to 1,550,000. As of December 31, 1997, all options issued under the Company's 1982 Stock Incentive Plan have either been exercised or have expired. The Company has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to stock purchases amounted to $161,000, $168,000, and $176,000 at December 31, 1997, 1996, and 1995, respectively, and have been deducted from Stockholders' Equity.

Options granted for years 1997 and 1996 have a maximum term of ten years and vest over a three year period. Options become exercisable in installments of 33% per year on each of the first through the third anniversaries of the grant date. All options granted through the Stock Incentive Plan are granted at an exercise price equal to the market price of the Company's Common Stock on the grant date. In December 1997, the Company granted some nonstatutory stock options totaling 50,000 shares, which are outside the 1992 Stock Incentive Plan. These stock options vest over a five year period and will be registered at a later date. The Company has charged against income in 1997, compensation expense of $4,000 for these stock options.

The Company applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan other than the performance based option that is part of the plan for its directors. Common Stock has been issued by the Company to its directors for years that show positive net income. The compensation cost that has been charged against income for its director's performance-based stock was $97,000, $66,000, and $116,000 for 1997, 1996, and 1995, respectively.


Information regarding stock options is summarized below:
----------------------------------------------------------------------------------------------------------------
                                      1997         (1)             1996          (1)          1995         (1)
----------------------------------------------------------------------------------------------------------------
Options outstanding,
   January 1;                       659,524       $7.95           449,241       $6.50        363,172      $3.68
    Granted                         298,450        8.25           277,062        9.12        268,073       7.95
    Exercised                       (32,216)       5.43           (52,617)       1.58       (157,044)      2.13
    Terminated                      (66,029)       8.79           (14,162)       8.72        (24,960)      7.00
                                    -------                       -------                    -------
Options outstanding,
   December 31;                     859,729        8.08           659,524        7.95        449,241       6.50
                                    =======                       =======                    =======

Options exercisable,
   December 31;                     342,880        7.46           212,392        6.30        160,403       5.07

Per share ranges of
  options outstanding
  at December 31                        $1.41-$11.75                  $1.41-$11.75              $1.41-$11.75
Dates through which options
    outstanding at December 31,
   were exercisable                     1/98-12/2007                   1/97-5/2006              1/96-10/2005

(1)  Fair value weighted-average exercise price at grant date.
----------------------------------------------------------------------------------------------------------------
The following table summarizes  information concerning currently outstanding and exercisable options at December 31, 1997:
-------------------------------------------------------------------------------------------------
                                    Options Outstanding                               Options Exercisable
                   ----------------------------------------------------       ----------------------------------
Range of                Number     Weighted-Average                              Number
Exercise             Outstanding      Remaining         Weighted-Average        Exercisable     Weighted-Average
Prices               at 12/31/97   Contractual Life     Exercise Price          at 12/31/97     Exercise Price
----------------------------------------------------------------------------------------------------------------
    $1.41 to  3.00      58,906          4.8                  $1.68                58,906              $1.68
     5.73 to  7.77     298,195          8.1                   7.07               138,778               7.36
     8.56 to  9.38     386,001          8.5                   9.04                86,073               9.31
    10.50 to 11.75     116,627          8.0                  10.71                59,123              10.73
                       -------                                                    ------
     1.41 to 11.75     859,729          8.0                   8.08               342,880               7.46
                       =======                                                   =======
----------------------------------------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
------------------------------------------------------------------------------
                                       1997           1996           1995
------------------------------------------------------------------------------
  Risk-free interest rate              5.51%          6.18%          6.90%
  Expected life                        3.65           3.82           3.02
  Expected volatility                    73%            90%           101%
  Expected dividends                   none           none           none
------------------------------------------------------------------------------

If compensation cost for the Company's Stock Incentive Plans had been determined based on the fair value at the grant dates for awards under the plan, consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

----------------------------------------------------------------------------------------------------------------
In thousands except per share amounts                                       1997           1996            1995
----------------------------------------------------------------------------------------------------------------
  Net income:                As reported                                   $5,719         $1,809          $9,519
                             Compensation expense                             525            218               -
                                                                           ------         ------          ------
                             Pro forma                                     $5,194         $1,591          $9,519
                                                                           ======         ======          ======

  Basic earnings per share:
                             As reported                                    $0.66          $0.21           $1.27
                             Pro forma                                      $0.60          $0.19           $1.27

  Diluted earnings per share:
                             As reported                                    $0.65          $0.21           $1.20
                             Pro forma                                      $0.59          $0.18           $1.20
----------------------------------------------------------------------------------------------------------------

The Company would not have recognized any compensation expense for 1995 because the 1995 options were not vested until 1996.

NOTE 11.  SEGMENT INFORMATION

During 1997, 1996, and 1995, substantially all of the Company's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

The  Company  had  sales in excess  of 10% of net  sales to three  customers  as follows:
-------------------------------------------------------------------------------------------------------------
In thousands                                                            1997            1996          1995
-------------------------------------------------------------------------------------------------------------
    Sales:
       ALLTEL Supply, Inc.                                             $21,537         $19,472       $20,575
       Graybar Electric Company, Inc.                                   33,342          31,719        30,857
       Sprint/North Supply , Inc.                                       26,445          22,432        18,357

    Percentage of net sales:
       ALLTEL Supply, Inc.                                                 18%             19%           22%
       Graybar Electric Company, Inc.                                      28%             31%           33%
       Sprint/North Supply , Inc.                                          22%             22%           19%
-------------------------------------------------------------------------------------------------------------

ALLTEL Supply, Inc., a subsidiary of ALLTEL Corporation, was a shareholder of the Company until 1996. As of December 31, 1995, ALLTEL had accounts receivable with the Company of $1,415,000.

NOTE 12.  COMMITMENTS AND CONTINGENT LIABILITIES

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

In 1988, the Company voluntarily discontinued use of a concrete underground hydraulic oil and chlorinated solvent storage tank. In conjunction therewith, nearby soil and groundwater contamination was noted. As a result, the Company developed a plan of remediation that was approved by the Virginia Water Control Board in January 1989. The plan was later amended and approved by the Virginia Department of Environmental Quality, after which the Company commenced the remediation efforts required thereunder. In 1993, the Company provided a $45,000 reserve for the estimated cost to implement the remediation plan.

In October 1994, the Company installed all the required equipment in accordance with the remediation plan and started the process of pumping hydraulic oil residue from the underground water. The oil is deposited into approved containers and taken to a hazardous waste site in accordance with the corrective action plan. As of December 31, 1997, the Company has incurred total costs of approximately $55,000 and expects the pumping process to be completed by early 1999.

NOTE 13.  QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------
                                                             First         Second       Third        Fourth
In thousands except per share amounts                         Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------
1997
    Sales                                                     $26,855      $29,379      $31,091      $31,236
    Gross profit                                               11,059       11,751       12,522       12,011
    Interest expense                                              427          449          436          386
    Goodwill amortization                                       1,037          859          855          816
    Net income                                                    671        1,142        2,002        1,904
    Net earnings per common share: Basic                         0.08         0.13         0.23         0.22
------------------------------------------------------------------------------------------------------------
1996
    Sales                                                     $22,027      $23,542      $28,849      $27,764
    Gross profit                                                7,464        8,159       10,873       11,385
    Interest expense                                              227          499          483          417
    Goodwill amortization                                          91          868          855          860
    Net income                                                  1,185       (1,628)         908        1,344
    Net earnings per common share: Basic                         0.14        (0.19)        0.11         0.16
------------------------------------------------------------------------------------------------------------

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income. Earnings per common share have been restated to conform to FAS No. 128, "Earnings Per Share."

In the first quarter of 1997, the Company reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $219,000 was recognized (see Note 7).

In the fourth quarter of 1997, the Company revalued certain slow moving analog inventory that resulted in an additional cost of $634,000. This additional cost dropped the gross margin from previous quarters of 40% to 38%.

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


-----------------------------------------------------------------------------------------------------------------
FIVE YEAR FINANCIAL DATA
Selected Consolidated Statements of Operations Data
In thousands except
     per share amounts                                1997         1996         1995         1994         1993
-----------------------------------------------------------------------------------------------------------------
Net sales:
    As reported (1)                                 $118,561     $102,182      $94,729      $77,077      $68,996
    Income before income taxes
      and extraordinary item                           5,868        1,291        5,535        3,730        2,545
Net income                                             5,719        1,809        9,869        3,225        2,416
Earnings per common share
    and common equivalent share:
      Basic (2)                                         0.66         0.21         1.27         0.38         0.40
-----------------------------------------------------------------------------------------------------------------
(1) Prior  years have been  reclassified  to conform to 1997  presentation.

(2) Earnings per share prior to 1995 have been restated to reflect the one-for-three reverse stock split.

-----------------------------------------------------------------------------------------------------------------
Selected Consolidated Balance Sheet Data
In thousands                                          1997         1996         1995         1994         1993
-----------------------------------------------------------------------------------------------------------------

Current assets                                       $37,107      $30,767      $33,740      $26,199      $28,301
Total assets                                          79,264       74,352       56,692       42,260       44,803
Current liabilities                                   20,431       20,159       15,469       14,568       13,358
Long-term debt and other
    long-term liabilities                             13,998       15,629        6,929        6,649       20,695
Stockholders' equity                                  44,835       38,564       34,294       21,043       10,750
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
-----------------------------------------------------------------------------------------------------------------
                                                        1997                                       1996
Fiscal Quarters                                High             Low                        High           Low
-----------------------------------------------------------------------------------------------------------------
    First Quarter                              8  7/8           5   5/8                  11   3/8         8  3/8
    Second Quarter                             8  7/8           5   7/8                  12   1/2         9  1/4
    Third Quarter                             10 1/16           7   3/8                   9     -         6    -
    Fourth Quarter                            13  5/8           9   1/4                   7   7/8         5  7/8
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

The  Company's  Common Stock trades on The Nasdaq Stock Market under the symbol:
CMDL.

OFFICERS

William G. Mustain
Chairman, President and Chief Executive Officer
-----------------------------------------------
Mr. Mustain is Chairman, President and Chief Executive Officer of the Company. He joined the Company as Vice President in June 1987 and assumed his current position in May 1989. He has served as a director of the Company since 1989 and is a member of the Nominating Committee of the Board of Directors.

William E. Porter
Executive Vice President
------------------------
Mr. Porter was elected Executive Vice President in May 1997 and is responsible for business development and strategic planning. Mr. Porter served as a Director of the Company from July 1994 to May 1997.

Christian L. Becken
Senior Vice President and Chief Financial Officer
-------------------------------------------------
Mr. Becken was elected Senior Vice President and Chief Financial officer in December 1997 and is responsible for finance. Prior to his appointment, Mr. Becken, was a Vice President and Treasurer of Turner Broadcasting System, Inc., a diversified media and entertainment company, for 10 years.

William C. Grover
Senior Vice President, Sales and Marketing
------------------------------------------
Mr. Grover was elected Senior Vice President in September 1995 and is responsible for Sales and Marketing. He joined the Company in 1993 as President of Comdial Enterprise Systems, Inc., a subsidiary of the Company.


Wayne R. Wilver
Senior Vice President, Treasurer, and Secretary
-----------------------------------------------
Mr. Wilver was elected Senior Vice President in May 1989 and was the Chief Financial Officer until December 1997. He joined the Company as Vice President, Chief Financial Officer, Treasurer, and Secretary in July 1986.

Ove Villadsen
Senior Vice President, Engineering
----------------------------------
Mr. Villadsen was elected Senior Vice President in 1997. He is responsible for the Company's product design and engineering activities. He joined Comdial Business Communications Corporation (CBCC), a subsidiary of the Company, in November 1982, and between 1982 and 1989 served as Vice President of CBCC.

Joe D. Ford
Vice President, Human Resources
-------------------------------
Mr. Ford was elected Vice President in May 1995 and is responsible for Human Resources. Between 1982 and May 1995, he served as the Company's Director of Human Resources.

Keith J. Johnstone
Vice President, Manufacturing
-----------------------------
Mr. Johnstone was elected Vice President in May 1990 and is responsible for Manufacturing Operations. Between 1980, when he joined the Company, and 1990, Mr. Johnstone held a number of management positions, including Director of Materials and Director of Customer Service.

Lawrence K. Tate
Vice President, Quality
-----------------------
Mr. Tate was elected Vice President in November 1982 and is responsible for Quality. Between 1969 and 1982, he held various management positions, including Vice President-Manufacturing Operations.

BOARD MEMBERS

William G. Mustain
Chairman
--------
See previous page.

A.M. Gleason
Vice Chairman, President of the Port of Portland
------------------------------------------------
Mr. Gleason retired in May 1995 as Vice Chairman and a director of PacifiCorp, a diversified public utility. He currently serves as President of the Port of Portland. He is also a director of Tektronix, Inc. and Fred Meyer, Inc. Mr. Gleason has served as a director of the Company since 1981 and as Vice Chairman of the Board of Directors since April 1995 and is a member of the Compensation and Nominating Committees of the Board of Directors.

Michael C. Henderson
Chairman of the Board of Albina Community Bancorp.
--------------------------------------------------
Mr. Henderson is Chairman of the Board of Albina Community Bancorp. He retired in February, 1998 as President and Chief Executive Officer of PacifiCorp Holdings, Inc., a PacifiCorp subsidiary which held interests in telecommunications, energy and financial services. Mr. Henderson has served as a director of the Company since 1995 and is a member of the Audit, and Compensation Committees of the Board of Directors.

John W. Rosenblum
Dean of the Jepson School of Leadership Studies at the University of Richmond
-----------------------------------------------------------------------------
Mr. Rosenblum is Dean of the Jepson School of Leadership Studies at the University of Richmond. Prior to serving at the University of Richmond, Mr. Rosenblum was a Tayloe Murphy Professor of Business Administration at the Darden Graduate School of Business Administration at the University of Virginia. He is also a director of Chesapeake Corporation, Cadmus Communications Corp., T. Rowe Price Associates, and Cone Mills Corporation. Mr. Rosenblum has served as a director of the Company since 1992 and is a member of the Audit, Compensation, and Pension Committees of the Board of Directors.

Dianne C. Walker
Independent Consultant
----------------------
Ms. Walker is an independent consultant. Prior to January 1995, she was a consultant to Bear Stearns & Co. Inc., an investment banking firm. She is also a director of Satelite Technology Management, Inc. Arizona Public Service Company, and Microtest, Inc. Ms. Walker has served as a director of the Company since 1986 and is a member of the Audit, Nominating, and Pension Committees of the Board of Directors.

Transfer Agent and Registrar
----------------------------
 ChaseMellon Shareholder Services
 New York, New York

Independent Auditors
--------------------
 Deloitte & Touche LLP
 Richmond, Virginia

Investor Relations
------------------
Dick Bucci - Director, Investor Relations
Phone:  (804) 978-2525
Fax:    (804) 978-2438
E-Mail:  dbucci@comdial.com

World Wide Web
--------------
http://www.comdial.com

Form 10-K
---------
On written request, Comdial Corporation
will furnish to stockholders a copy of
its Form 10-K for the most recent year.
Address your request to Linda Falconer,
Comdial Corporation, P.O. Box 7266,
Charlottesville, Virginia  22906-7266