Form 10-K405, Exhibit 13
period 1998-12-31
COMDIAL CORP
filed 1999-03-24
CIK 230131

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist the reader in understanding and evaluating the financial condition and results of operations of Comdial Corporation and its subsidiaries ("Comdial"). This review should be read in conjunction with the financial statements and accompanying notes. This analysis attempts to identify trends and material changes that occurred during the periods presented. Prior years have been reclassified to conform to the 1998 reporting basis (see Note 1 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Selected consolidated statements of operations for the last three years are as follows:

December 31,
 In thousands                                      1998         1997        1996
                                               ---------    ---------   ---------
   Business Segment Sales:
      Digital Systems                          $  80,452    $  70,181   $  56,725
      Solutions and Software                      36,194       31,625      23,453
      Analog and Other                            12,331       16,755      22,004
                                               ---------    ---------   ---------
       Net Sales                                 128,977      118,561     102,182
   Cost of sales                                  75,597       71,218      64,301
                                               ---------    ---------   ---------
   Gross profit                                   53,380       47,343      37,881
   Selling, general & administrative              34,034       29,069      25,757
   Engineering, research & development             6,813        6,497       5,771
   In-process R & D - Array                          529         --          --
   Goodwill amortization                           3,806        3,567       2,674
   Interest expense                                1,216        1,698       1,626
   Miscellaneous expense - net                       565          644         762
                                               ---------    ---------   ---------
   Income before income taxes                      6,417        5,868       1,291
   Income tax expense/(benefit)                  (10,737)         149       (518)
                                               ---------    ---------   ---------
   Net income applicable to common stock       $  17,154    $   5,719   $   1,809
                                               =========    =========   =========
   Earnings per common share and common
     equivalent share:  basic                  $    1.94    $    0.66   $    0.21
                                               =========    =========   =========


The following table reflects the gross profit margins for the various business segments of Comdial. See Note 12 to the Consolidated Financial Statements for further clarification of business segments.

December 31,
 In thousands                    1998      1997      1996
                               -------   -------   -------
   Business Segment:
      Digital Systems          $31,237   $25,175   $18,553
      Solutions and Software    19,341    18,418    12,617
      Analog and Other           2,802     3,750     6,711
                               -------   -------   -------
       Gross profit margin     $53,380   $47,343   $37,881
                               =======   =======   =======


1998 COMPARED WITH 1997

NET SALES as reported for 1998 increased by 9% to $129.0 million, compared with $118.6 million in 1997. The continued increase in net sales was primarily due to
(1) greater demand for Comdial's Digital Systems segment products, (2) introduction of new Digital System products, and (3) continued growth in sales of Solutions and Software products such as voicemail systems. The voicemail product is produced by a subsidiary of Comdial, Key Voice Technologies, Inc. ("KVT").

In 1998, net sales of Digital System products increased 15% to $80.5 million, compared with $70.2 million for 1997. In 1998, net sales of Solutions and

Software products, including voice processing, increased 14% to $36.2 million compared with $31.6 million for 1997. Management expects sales of these two business segments to continue to grow in 1999 primarily due to (1) continued growth in Digital Systems and Solutions and Software products sold directly to end users through national accounts, (2) development of new products and new distribution channels offering integrated computer solutions, (3) growth of product sales to original equipment manufacturing ("OEM") customers such as Harris Corporation, (4) future growth of Comdial's dealer base to encompass metropolitan areas within the United States where Comdial presently has little exposure, and (5) sales of Internet Protocol ("IP") telephone gateways by Comdial's subsidiary, Array Telecom Corporation ("Array").

In 1998, net sales of the Analog and Other segment products decreased 26% to $12.3 million, compared with $16.8 million for 1997. Management expects sales of such products to continue to decrease in 1999. There is a continuing shift from analog to digital product lines as well as other rapid technological changes creating the potential for product obsolescence. The decline in sales of Comdial's Analog and Other products began in the early 1990s and can be attributed to the market's transition to and development of digital products. However, there remains a significant installed base of analog systems that will require replacements and up-grades. Analog systems also remain a viable product in situations where price as opposed to features and functionality is of paramount concern. Comdial expects to continue selling analog products for the foreseeable future but will continue to reduce the number of models offered.

Comdial provides reserves to cover product obsolescence for all its products and those reserve changes impact gross margin. For the years 1998, 1997, and 1996, reserves for obsolescence totaled $2.3 million, $1.5 million, and $1.0 million, respectively. Future reserves will be dependent on management's estimates of the recoverability of inventory costs. Raw material obsolescence is mitigated by the commonality of component parts of digital and other products. Finished goods obsolescence is mitigated by the low level of inventory relative to sales.

The transition to digital from analog products has positively affected Comdial's gross margin as features and functionality have grown in importance as compared to price. Gross margins have improved each year from 31% in 1993 to 41% in 1998.

In 1998, international sales decreased by 4% to $4.0 million compared with $4.2 million for 1997. The decline in international sales was expected due to distribution problems, homologation issues, and economic difficulties of various countries where Comdial products are sold. Homologation is the process of securing regulatory, safety, and network compliance approvals for the sale of telecommunications equipment in foreign countries. As many countries have different standards than the United States, this typically involves engineering modifications and compliance testing. Due to the international climate, Comdial has basically suspended its efforts in developing further international markets on its own, relying on an OEM agreement with a major supplier to market its products mainly internationally.

GROSS PROFIT, as a percentage of sales for 1998, was 41% compared with 40% for 1997. In 1998, gross profit increased by 13% to $53.4 million compared with $47.3 million for 1997. This increase was primarily attributable to increased sales of higher margin business segment products, such as Impact, Impact DXP, and solution products.

In 1998, gross profit for Digital System products increased by 24% to $31.2 million compared with $25.2 million for 1997. Digital Systems gross profit, as a percentage of sales for 1998, was 39% compared with 36% for 1997. This increase is primarily due to the higher sales volume along with better margins from higher end products such as the DXP and FX. Comdial expects the gross margin for this segment to increase in the coming years primarily due to higher sales volume.

In 1998, gross profit for Solutions and Software products increased by 5% to $19.3 million compared with $18.4 million for 1997. This increase is due to a higher sales volume primarily of voicemail systems along with the increase in sales associated with Array. Solutions and Software gross profit, as a percentage of sales for 1998, was 54% compared with 58% for 1997. This decrease was primarily due to installation costs associated with National Accounts that generate lower margins. Gross profit margins for National Accounts, including installation costs, still average well over 40% and don't include any promotional allowance costs. Comdial expects volume in this business segment to continue to increase along with approximately the same margin.

In 1998, gross profit for Analog and Other products decreased by 25% to $2.8 million compared with $3.8 million for 1997. This decrease is due to lower sales, primarily of analog products which are being replaced by more technologically advanced products. The Analog and Other segments gross profit, as a percentage of sales for 1998, was 23% compared with 22% for 1997.

All other costs including operating expenses, goodwill amortization, interest expense, other miscellaneous expenses, and income tax expenses or benefits cannot be allocated to the three segments. Comdial does not maintain information that would allow these costs to be broken down into the various product segments and most of the costs are universal in nature.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased in 1998 by 17% to $34.0 million compared with $29.1 million for 1997. The primary reasons for the increase were (1) an increase in sales personnel to support the growth in national accounts and expanding computer-telephony integration ("CTI") markets,
(2) higher promotional allowance costs associated with increased sales through Platinum and Preferred Dealers, and (3) the additional costs associated with the acquisition of Array in the third quarter of 1998.

ENGINEERING, RESEARCH AND DEVELOPMENT EXPENSES increased in 1998 by 5% to $6.8 million compared with $6.5 million for 1997. This increase was primarily due to increased expenses associated with the Array acquisition.

IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE of $529,000 relates directly to the Array acquisition for which there was no expense for the comparable period of 1997 (see Note 2 to the Consolidated Financial Statements).

GOODWILL AMORTIZATION EXPENSE increased in 1998 by 7% to $3.8 million, compared with $3.6 million for 1997. This increase is due primarily to the additional amortization of goodwill associated with the Array acquisition of $256,000.

INTEREST EXPENSE decreased in 1998 by 28% to $1.2 million compared with $1.7 million for 1997. This decrease is due to lower average debt levels with Fleet Capital Corporation ("Fleet") for the first six months of 1998 along with lower interest rates when compared to 1997 (see Note 6 to the Consolidated Financial Statements). In the first quarter of 1998, Comdial paid down an additional $3.5 million towards its debt with Fleet. Interest expense increased by 22% in the last half of 1998 when compared with the first half primarily due to the additional borrowings required for the Array acquisition.

NET INCOME BEFORE INCOME TAXES, as a result of the foregoing, increased in 1998 by 9% to $6.4 million compared with $5.9 million in 1997. Major factors contributing to the increase in income and earnings per share for 1998 were increased sales of Digital Systems and Solutions and Software segment products that have higher margins. Management anticipates, assuming continued strength in the economy, that the factors, which have led to significant increases in sales for 1998, will continue to have a positive influence on Comdial's performance in 1999.

INCOME TAX EXPENSE (BENEFIT) reflects a benefit in 1998 of $10.7 million compared with an expense of $149,000 for 1997. This change was due to recognition of a deferred tax benefit of $11.5 million for 1998 compared with a benefit of $219,000 for 1997. The tax benefits, recognized in 1998 and 1997, were a result of a reduction in the valuation allowance relating to Comdial's net operating loss carryforwards ("NOLs") (see Note 7 to the Consolidated Financial Statements). This benefit recognition is primarily due to management's belief that the limitations set forth in Section 382 of the Internal Revenue Code are less likely to impair the Company's ability to utilize their NOLs.

1997 COMPARED WITH 1996

NET SALES as reported for 1997 increased by 16% to $118.6 million, compared with $102.2 million in 1996. The continued increase in net sales was primarily due to
(1) greater demand for Comdial's Digital Systems, (2) introduction of new products, and (3) continued growth in sales of Solution and Software products.

In 1997, gross sales of Digital System products increased 24% to $70.2 million compared with $56.7 million for 1996. This increase was primarily due to the sale of the new Impact products. In 1997, gross sales of Solutions and Software products, including voice processing, increased 35% to $31.6 million compared with $23.5 million for 1996. This increase was primarily attributable to Comdial's subsidiaries, Aurora Systems, Inc. ("Aurora") and KVT, which accounted for 48% of the increase. In 1997, gross sales of Analog and Other segment products decreased 24% to $16.8 million, compared with $22.0 million for 1996.

In 1997, international sales increased by 15% to $4.2 million compared with $3.7 million for 1996. The increase in sales was due to the establishment of product sales in several countries.

GROSS PROFIT, as a percentage of sales for 1997, was 40% compared with 37% for 1996. In 1997, gross profit increased by 25% to $47.3 million compared with $37.9 million for 1996. This increase was primarily attributable to increased sales of higher margin products, such as Digital Systems and Solutions and Software products.

In 1997, gross profit for Digital System products increased by 36% to $25.2 million compared with $18.6 million for 1996. This increase was primarily due to the higher sales volume along with better product margins. Digital Systems gross profit, as a percentage of sales for 1997, was 36% compared with 33% for 1996.

In 1997, gross profit for Solutions and Software products increased by 46% to $18.4 million compared with $12.6 million for 1996. This increase was due to a higher sales volume that was primarily due to having a full year of product sales from KVT, Comdial's subsidiary, acquired in March 1996. Solutions and Software gross profit, as a percentage of sales for 1997, was 58% compared with 54% for 1996.

In 1997, gross profit for Analog and Other products decreased by 44% to $3.8 million compared with $6.7 million for 1996. This decrease was due to lower sales of analog products that were replaced in the market place with digital products. The Analog and Other segments gross profit, as a percentage of sales for 1997, was 22% compared with 30% for 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased in 1997 by 13% to $29.1 million compared with $25.8 million for 1996. The primary reasons for the increase were (1) additional administrative, marketing, and sales expenses of $966,000 associated with KVT, (2) an increase in sales personnel to support the growth in national accounts and expanding computer integrated markets, (3) an increase in administrative costs associated with hiring two new officers, one of whom was hired at the end of the second quarter of 1997 and the other in December 1997, and (4) higher promotional allowance costs associated with increased sales through Comdial's top dealers.

ENGINEERING, RESEARCH AND DEVELOPMENT EXPENSES increased in 1997 by 13% to $6.5 million compared with $5.8 million for 1996. This increase was primarily due to increased expenses of $442,000 associated with KVT.

GOODWILL amortization expense increased in 1997 by 33% to $3.6 million compared with $2.7 million in 1996. The increase was due to a full year of amortization expense associated with the acquisitions of Aurora and KVT, and the write-off of the remaining goodwill of $164,000 associated with an earlier acquisition.

INTEREST EXPENSE increased in 1997 by 4% to $1.7 million compared with $1.6 million for 1996. This increase was primarily due to the 1996 acquisition loan Comdial obtained from Fleet to provide funding to acquire Aurora and KVT. In 1996, there were only nine months of interest expense associated with the Aurora and KVT acquisitions. Additional interest expense was incurred as a result of a promissory note issued to the original owners of KVT related to the purchase of KVT (see Note 2 to the Consolidated Financial Statements).

NET INCOME BEFORE INCOME TAXES, as a result of the foregoing, increased in 1997 by 355% to $5.9 million compared with $1.3 million in 1996. Major factors contributing to the increase in income and earnings per share for 1997 were increased sales of Digital Systems and Solutions and Software products with higher margins.

INCOME TAX EXPENSE (BENEFIT) reflects an expense in 1997 of $149,000 compared with a benefit of $518,000 for 1996. This change was due to recognition of a deferred tax asset benefit of $219,000 for 1997 compared with a benefit of $736,000 for 1996. The tax benefits, recognized in 1997 and 1996, were a result of a reduction in the valuation allowance relating to Comdial's NOLs.

LIQUIDITY AND CAPITAL SOURCES

Comdial's financial position continues to improve when compared to previous years. In 1998, Comdial entered into a new financing arrangement with NationsBank, N.A. ("NationsBank") that provides a line of credit up to $50 million. Comdial's continual improvement in its financial position along with the additional line of credit allows Comdial to make necessary and desirable capital expenditures and investments to expand into new high growth markets in the telecommunications industry.

The following table sets forth Comdial's cash and cash equivalents, current maturities on debt, and working capital at the dates indicated:


December 31,
In thousands                   1998      1997      1996
------------                   ----      ----      ----
Cash and cash equivalents    $ 1,599   $ 3,131   $   180
Current maturities on debt         6     3,701     5,343
Working capital               31,649    16,676    10,608


All operating cash requirements were funded for the first nine months of the year through a $12.5 million revolving credit facility provided by Fleet. As of October 1998, Comdial and NationsBank signed a Credit Agreement (the "Credit Agreement") that is now funding all operational requirements as needed. Comdial reports the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows. Comdial considers outstanding checks to be a bank overdraft. As of December 31, 1998, Comdial's CASH AND CASH equivalents were lower than December 31, 1997 by $1.5 million, due primarily to paying all of its indebtedness to Fleet and the payment for the acquisition of Array.

WORKING CAPITAL at December 31, 1998, increased by $15 million when compared to 1997. This increase was primarily due to the additional sales in the latter half of the fourth quarter of 1998 and the terms of the new Revolving Credit Facility with NationsBank (see Note 6 to the Consolidated Financial Statements).

CAPITAL ADDITIONS for 1998 were approximately $4.5 million. Such capital additions helped Comdial introduce new products as well as improve quality and reduce costs associated with new and existing products. Capital additions were funded by cash generated from operations and borrowing from the revolver. Cash expenditures for capital additions for 1998, 1997, and 1996 amounted to $4.8 million, $3.6 million, and $3.2 million, respectively. Management anticipates that approximately $8 million will be spent on capital additions during 1999. These additions will help Comdial meet its commitments to its customers by developing new products as well as increasing its capacity to produce high-tech products for the future. Comdial plans to fund all additions primarily through cash generated by operations with use of some borrowing.

Comdial has a commitment from NationsBank for the issuance of letters of credit in an aggregate amount not to exceed $5 million at any one time. At December 31, 1998, the amount of commitments under the letter of credit facility with NationsBank was $52,000.

ACCOUNTS RECEIVABLE at December 31, 1998, increased by $9.2 million compared with December 31, 1997, primarily due to (1) record breaking sales in the fourth quarter of 1998, (2) a majority of those sales occurring in the latter stages of that quarter, (3) the change in Comdial's allowable cash discount for receivables from 1.25% to 0.75% which went into effect at the end of the third quarter of 1998, and (4) the addition of two new Value Added Resellers ("VAR") that tend historically to have a payment cycle longer than 30 days. INVENTORY increased in the second half of 1998 primarily due to the material and production demands for new products that were introduced such as the Impact FXS series. PREPAID EXPENSES AND OTHER CURRENT ASSETS at December 31, 1998, increased by $3.1 million compared with December 31, 1997, due to the recognition of deferred tax assets of $2.8 million that are projected to be used in 1999. The NET DEFERRED TAX ASSET at December 31, 1998, increased by $9.1 million compared with December 31, 1997. This increase was due to the recognition of all useable NOL's and tax benefits that Comdial believes it will use before they expire (see Note 7 to the Consolidated Financial Statements). OTHER ASSETS increased by $4.3 million primarily due to software development costs associated with new products and costs associated with the Array acquisition.

ACCOUNTS PAYABLE at December 31, 1998, increased by $1.8 million when compared to December 31, 1997. This increase was primarily due to the timing of incoming material receipts for production.

LONG-TERM DEBT, INCLUDING CURRENT MATURITIES

Since February 1, 1994, Fleet held substantially all of Comdial's indebtedness. Comdial and Fleet entered into a loan and security agreement (the "Loan Agreement") which was amended from time to time. The Loan Agreement provided Comdial with a $10.0 million acquisition loan (the "Acquisition Loan"), a $3.5 million equipment loan (the "Equipment Loan"), and a $12.5 million revolving credit loan facility (the "Revolver"). The Loan Agreement was effective until February 1, 2001 and the agreement would automatically renew itself for one-year periods thereafter.

On October 22, 1998, Comdial and NationsBank entered into a Credit Agreement. NationsBank agreed to provide Comdial with a $50 million revolving credit facility and a $5 million letter of credit subfacility. Comdial used $15.8 million under the revolving credit facility (the "Revolving Credit Facility") to pay off (1) all its remaining indebtedness to Fleet of $10.8 million, (2) amounts owed under Comdial's promissory note including interest to the former owners of KVT of $4.4 million, and (3) mortgages owed by KVT of $606,000.

As of December 31, 1998, the current maturities on debt decreased due to the new Revolving Credit Facility that does not require a principal payment until August 31, 2003 with the option of possible credit extensions. See Note 6 to Comdial's Consolidated Financial Statements for additional information with respect to Comdial's loan agreements, long-term debt and available short-term credit lines.

Comdial believes that income from operations combined with amounts available from Comdial's current credit facilities will be sufficient to meet Comdial's needs for the foreseeable future.

OTHER FINANCIAL INFORMATION

During fiscal years 1998, 1997, and 1996, primarily all of Comdial's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

YEAR 2000

In early 1997, Comdial established a team (the "Year 2000 Team"), to evaluate whether, and to what extent, Comdial's products, information technology systems, facilities and production and distribution infrastructure may be affected by the Year 2000 and potential problems caused by the inability of certain computers and microprocessors to distinguish between the year 2000 and year 1900.

STATE OF READINESS: Comdial believes that it has identified the Year 2000 issues that could potentially affect its business and has developed plans to address such problems. Through a series of industry-recognized tests, the Year 2000 Team believes that it has identified which of Comdial's products, devices, and computerized systems contain embedded microprocessors that will require remediation or replacement because of potential Year 2000 issues. The Year 2000 Team has concluded that nearly all of Comdial's products are already Year 2000 compliant. Comdial expects that any non-compliant products that Comdial continues to sell will be compliant before the third quarter of 1999. Futhermore, Comdial is providing upgrades or taking other remedial steps to correct any non-conpliant products that remain under warranty. In addition, Comdial's manufacturing division has performed Year 2000 testing and found all equipment to be functioning as required.

Comdial continues to monitor and review any new issues that may arise concerning Year 2000. Furthermore, Comdial has implemented a requirement that its suppliers certify that all products, supplier's purchased products, and services provided to Comdial will not be adversely affected by the Year 2000. Comdial has divided its suppliers into three categories with respect to Year 2000 compliance: (1) non-critical component suppliers, (2) critical component suppliers, and (3) sole source critical component suppliers. As of the end of 1998, Comdial has received written confirmation of Year 2000 compliance for all three categories of approximately 99%. Comdial continues to follow up with suppliers to make sure they comply with Comdial's requirements and that they provide Comdial with the proper verification that they do or will comply with, Year 2000 issues. Comdial also plans to perform an on-site audits of some of the sole source suppliers that are critical to Comdial's operations which should be completed by the fourth quarter of 1999.

COSTS: Comdial estimates that it will incur approximately $410,000 in additional expenses to remedy the remaining Year 2000 issues. This cost includes testing, new software, maintenance of existing software, PC replacements, and consultants. On an ongoing basis, Comdial has been replacing existing in-house systems to improve efficiency and to address the Year 2000 issue. Such replacements are projected to be complete in the first half of 1999. As of December 31, 1998, cumulative costs incurred by Comdial specifically for the Year 2000 totaled in aggregate of $121,000.

RISK: There are various potential risks that could be associated with the failure of Comdial's business or the business of significant third-party suppliers of Comdial to be Year 2000 ready. The possible failure of internal information systems to be Year 2000 ready could result in some interruptions or disruptions of business. The possible failure of manufacturing facilities to be Year 2000 ready could result in impaired manufacturing processes with delays in delivery of products until non-compliant components or conditions can be remedied or replaced. Finally, risks of major failures of Comdial's products could include adverse functional impacts experienced by customers, the costs and resources for Comdial to remedy such problems or replace non-compliant products under warranty and delays in delivery of new products. While Comdial believes that it is taking appropriate actions to respond to and resolve potential Year 2000 issues, there can be no assurance that Year 2000 issues will not have a material adverse affect on Comdial.

CONTINGENCY PLANS: If the current sole source suppliers cannot give Comdial certification or corrective action for Year 2000 compliance, Comdial will develop and use alternative vendors. Comdial, as of December 31, 1998, has received certification that all of its major suppliers are or will be Year 2000 compliant not later than the third quarter of 1999. Management believes that Comdial is properly addressing the Year 2000 issue in order to mitigate any adverse operational or financial consequences.

CURRENT PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." The new standard requires dual presentation of both basic and diluted earnings per share ("EPS") on the face of the earnings statement and requires a reconciliation of both basic and diluted EPS calculations. Comdial has adopted this statement.

Also, in February 1997, FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The new standard requires presentation disclosures about reportable operating segments of a company. The segments are based on how management is currently viewing operations. Comdial has adopted this statement.

In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." The new standard requires businesses to disclose comprehensive income and its components in their general-purpose financial statements. This standard does not have an impact on Comdial's financial statements or disclosures.

In April 1998, FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The new standard revises the required disclosures for pension and other postretirement benefit plans, but it does not change the measurement or recognition of such plans. This statement has been adopted by Comdial.

In the third quarter of 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Comdial does not have any derivatives and therefore, this statement will not affect Comdial.

"SAFE HABOR" STATEMENT UNDER THE PRIVATE SECURITIES LIGITATION REFORM ACT OF
1995

Comdial's Annual Report may contain some forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly complex products, and other risks detailed from time to time in Comdial's filings with the Securities and Exchange Commission. These risks could cause Comdial's actual results for 1999 and beyond to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Comdial.

INDEPENDENT AUDITORS' REPORT



BOARD OF DIRECTORS AND STOCKHOLDERS
COMDIAL CORPORATION
CHARLOTTESVILLE, VIRGINIA

We have audited the accompanying consolidated balance sheets of Comdial Corporation and its subsidiaries ("Comdial") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Comdial's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries at December 31, 1998 and 1997, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Richmond, Virginia
January 29, 1999

REPORT OF MANAGEMENT


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

Comdial maintains an accounting system and related internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. Deloitte & Touche LLP, Certified Public Accountants ("Independent Auditors"), have audited these consolidated financial statements, and have expressed herein their unqualified opinion.

Comdial diligently strives to select qualified managers, provide appropriate division of responsibility, and assure that its policies and standards are understood throughout the organization. Comdial's Code of Conduct serves as a guide for all employees with respect to business conduct and conflicts of interest.

The Audit Committee of the Board of Directors, comprised of Directors who are not employees, meets periodically with management and the Independent Auditors to review matters relating to Comdial's annual financial statements, internal accounting controls, and other accounting services provided by the Independent Auditors.

/s/ William G. Mustain                                             /s/ M. Funke
WILLIAM G. MUSTAIN                                                 MANFRED FUNKE
CHAIRMAN, PRESIDENT AND                                            CONTROLLER
CHIEF EXECUTIVE OFFICER

CONSOLIDATED BALANCE SHEETS


                                                                DECEMBER 31,

In thousands except par value                                  1998         1997
                                                           ---------    ---------
ASSETS

    Current assets

      Cash and cash equivalents                            $   1,599    $   3,131
      Accounts receivable - net (less allowance for           23,006       13,820
        doubtful accounts:  1998 - $198; 1997 - $78)
      Inventories                                             21,434       18,487
      Prepaid expenses and other current assets                4,815        1,669
                                                           ---------    ---------
        Total current assets                                  50,854       37,107
                                                           ---------    ---------
    Property - net                                            18,023       16,334
    Net deferred tax asset                                    17,257        8,164
    Goodwill                                                  14,079       13,142
    Other assets                                               8,777        4,517
                                                           ---------    ---------
        Total assets                                       $ 108,990    $  79,264
                                                           =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities

      Accounts payable                                     $  11,034    $   9,229
      Accrued payroll and related expenses                     2,942        2,659
      Accrued promotional allowances                           1,877        1,915
      Other accrued liabilities                                3,346        2,927
      Current maturities of debt                                   6        3,701
                                                           ---------    ---------
        Total current liabilities                             19,205       20,431
                                                           ---------    ---------
    Long-term debt                                            22,140        9,922
    Net deferred tax liability                                 3,123        2,705
    Long-term employee benefit obligations                     1,361        1,371
    Commitments and contingent liabilities (see Note 13)        --           --
                                                           ---------    ---------
        Total liabilities                                     45,829       34,429
                                                           ---------    ---------
    Stockholders' equity

      Common stock ($0.01 par value) and paid-in capital
        (Authorized 30,000 shares; issued shares
         outstanding: 1998 = 8,850; 1997 = 8,697)            116,039      114,663
      Other                                                   (1,243)      (1,039)
      Accumulated deficit                                    (51,635)     (68,789)
                                                           ---------    ---------
        Total stockholders' equity                            63,161       44,835
                                                           ---------    ---------
        Total liabilities and stockholders' equity         $ 108,990    $  79,264
                                                           =========    =========


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Years Ended December 31,
In thousands except per share amounts                        1998         1997        1996
                                                         ---------    ---------   ---------
Net sales                                                $ 128,977    $ 118,561   $ 102,182
Cost of goods sold                                          75,597       71,218      64,301
                                                         ---------    ---------   ---------
      Gross profit                                          53,380       47,343      37,881
                                                         ---------    ---------   ---------

Operating expenses

    Selling, general & administrative                       34,034       29,069      25,757
    Engineering, research & development                      6,813        6,497       5,771
    In-process research & development -
      Array Telecom Corp.                                      529         --          --
    Goodwill amortization                                    3,806        3,567       2,674
                                                         ---------    ---------   ---------
      Operating income                                       8,198        8,210       3,679
                                                         ---------    ---------   ---------

Other expense
    Interest expense                                         1,216        1,698       1,626
    Miscellaneous expense - net                                565          644         762
                                                         ---------    ---------   ---------
Income before income taxes                                   6,417        5,868       1,291
Income tax expense (benefit)                               (10,737)         149        (518)
                                                         ---------    ---------   ---------
      Net income applicable to common stock              $  17,154    $   5,719   $   1,809
                                                         =========    =========   =========


Earnings per common share and common equivalent share:

      Basic                                                  $1.94        $0.66       $0.21
                                                         =========    =========   =========
      Diluted                                                $1.89        $0.65       $0.21
                                                         =========    =========   =========
Weighted average common shares outstanding:

      Basic                                                  8,843        8,684       8,484
      Diluted                                                9,081        8,767       8,668


  The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Deferred Stock
                                                Common Stock         Incentive                          Treasury Stock
                                              -------------------------------------     Paid-in      ---------------------
In thousands                                   Shares   Amount    Shares     Amount     Capital      Shares       Amount
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1996                     8,226      $82       -         $-       $111,543      (94)        ($838)
     Proceeds from sale of Common Stock:
       Notes receivable
       Stock options exercised                     53        1                                82
     Stock offering cost                                                                     (26)
     Incentive stock issued                         8                                         73
     Treasury stock purchased                                                                          (3)          (40)
     Common stock issued for acquisitions:
       Key Voice Tech., Inc. ("KVT")              243        2                             1,469
       Aurora Systems, Inc. ("Aurora")            148        2                               890
 Net income
--------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1996                   8,678       87       -          -        114,031      (97)         (878)
     Proceeds from sale of Common Stock:
       Notes receivable
       Stock options exercised                     32                                        165
     Stock offering cost                                                                      (9)
     Deferred stock compensation                                                               4
     Incentive stock issued                        12                                         97
     Contingency stock issued for
       KVT acquisition                             72        1                               291
     Acquisition costs for KVT and Aurora                                                     (4)
 Net income
--------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1997                   8,794       88       -          -        114,575      (97)         (878)
     Proceeds from sale of Common Stock:
       Notes receivable
       Stock options exercised                     97        1                               706
     Treasury Stock Purchased                                                                         (19)         (209)
     Deferred stock compensation                                                              48
     Incentive stock issued                         3                8         84             39
     Contingency stock issued for
       KVT acquisition                             72                                        498
 Net income
--------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1998                   8,966      $89       8         84       $115,866     (116)      ($1,087)
==========================================================================================================================

                                                    Notes
                                                  Receivable
                                                    on Sale      Retained
In thousands                                        of Stock     Earnings       Total
----------------------------------------------------------------------------------------
 Balance at January 1, 1996                          ($176)      ($76,317)     $34,294
     Proceeds from sale of Common Stock:
       Notes receivable                                  8                           8
       Stock options exercised                                                      83
     Stock offering cost                                                           (26)
     Incentive stock issued                                                         73
     Treasury stock purchased                                                      (40)
     Common stock issued for acquisitions:
       Key Voice Tech., Inc. ("KVT")                                             1,471
       Aurora Systems, Inc. ("Aurora")                                             892
 Net income                                                         1,809        1,809
----------------------------------------------------------------------------------------
 Balance at December 31, 1996                         (168)       (74,508)      38,564
     Proceeds from sale of Common Stock:
       Notes receivable                                  7                           7
       Stock options exercised                                                     165
     Stock offering cost                                                            (9)
     Deferred stock compensation                                                     4
     Incentive stock issued                                                         97
     Contingency stock issued for
       KVT acquisition                                                             292
     Acquisition costs for KVT and Aurora                                           (4)
 Net income                                                         5,719        5,719
----------------------------------------------------------------------------------------
 Balance at December 31, 1997                         (161)       (68,789)      44,835
     Proceeds from sale of Common Stock:
       Notes receivable
       Stock options exercised                           5                           5
     Treasury Stock Purchased                                                      707
     Deferred stock compensation                                                  (209)
     Incentive stock issued                                                         48
     Contingency stock issued for                                                  123
       KVT acquisition                                                             498
 Net income                                                        17,154       17,154
----------------------------------------------------------------------------------------
 Balance at December 31, 1998                        ($156)      ($51,635)     $63,161
========================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended December 31,
In thousands                                                                     1998         1997         1996
                                                                             ---------    ---------    ---------
Cash flows from operating activities:
    Cash received from customers                                             $ 120,967    $ 118,657    $ 106,979
    Other cash received                                                          2,398        1,219        1,022
    Interest received                                                               30           19           53
    Cash paid to suppliers and employees                                      (121,217)    (108,304)    (101,220)
    Interest paid on debt                                                       (1,376)      (1,565)        (876)
    Interest paid under capital lease obligations                                  (11)         (18)         (89)
    Income taxes paid                                                             (824)        (310)        (243)
                                                                             ---------    ---------    ---------
       Net cash provided (used) by operating activities                            (33)       9,698        5,626
                                                                             ---------    ---------    ---------

Cash flows from investing activities:
    Purchase of Key Voice Technologies ("KVT")                                    --           --         (8,528)
    Purchase of Aurora Systems ("Aurora")                                         --           --         (1,901)
    Purchase of Array Telecom Corp. ("Array")                                   (5,880)        --           --
    Acquisition cost for KVT and Aurora                                           --             (4)        (934)
    Acquisition cost for Array                                                    (246)        --           --
    Proceeds received from the sale of FastCall                                    290         --           --
    Proceeds from the sale of equipment                                            158           22            9
    Capital expenditures                                                        (4,842)      (3,609)      (3,179)
                                                                             ---------    ---------    ---------
       Net cash used by investing activities                                   (10,520)      (3,591)     (14,533)
                                                                             ---------    ---------    ---------
Cash flows from financing activities:
    Proceeds from borrowings                                                      --          2,216        5,619
    Net borrowings under revolver agreement                                     22,132       (1,749)       1,749
    Proceeds from issuance of common stock                                         498          162           47
    Principal payments on debt                                                 (13,546)      (3,693)      (1,941)
    Principal payments under capital lease obligations                             (63)         (92)        (531)
                                                                             ---------    ---------    ---------
       Net cash provided (used) by financing activities                          9,021       (3,156)       4,943
                                                                             ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                            (1,532)       2,951       (3,964)
                                                                             ---------    ---------    ---------
Cash and cash equivalents at beginning of year                                   3,131          180        4,144
                                                                             ---------    ---------    ---------
Cash and cash equivalents at end of year                                     $   1,599    $   3,131    $     180
                                                                             =========    =========    =========
-----------------------------------------------------------------------------------------------------------------
Reconciliation of net income to net cash provided by operating activities:

 Net Income                                                                  $  17,154    $   5,719    $   1,809
                                                                             ---------    ---------    ---------
    Depreciation and amortization                                                8,829        8,634        6,680
    Change in assets and liabilities (for 1996 and 1998,
       net of effects from the purchase of KVT and Aurora,
       and Array, respectively)
    Decrease (increase) in accounts receivable                                  (9,186)      (4,160)         143
    Inventory provision                                                          2,286        1,509        1,029
    Increase in inventory                                                       (5,219)        (410)      (2,385)
    Increase in other assets                                                    (5,431)      (2,956)      (1,888)
    Increase in net deferred tax assets                                        (11,496)        (220)        (736)
    Increase (decrease) in accounts payable and
       bank overdrafts                                                           1,805        1,085         (657)
    Increase in other liabilities                                                  654          399          595
    KVT asset value at acquisition                                                --           --          1,105
    Aurora asset value at acquisition                                             --           --           (121)
    Array asset value at acquisition                                              (103)        --           --
    Increase in other equity                                                       674           98           52
                                                                             ---------    ---------    ---------
       Total adjustments                                                       (17,187)       3,979        3,817
                                                                             ---------    ---------    ---------
Net cash provided (used) by operating activities                                  ($33)   $   9,698    $   5,626
                                                                             =========    =========    =========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1998, 1997, 1996

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Comdial Corporation and its subsidiaries ("Comdial"). All significant intercompany accounts and transactions have been eliminated.

NATURE OF OPERATIONS

Comdial is a United States ("U.S.") based manufacturer of business communication systems. Comdial's principal customers are small to medium sized businesses throughout the U.S. and certain international markets. The distribution network consists of three major distributors, two new distributors that began selling products in 1998, other supply houses, dealers, and independent interconnects. The dynamic, high-technology industry in which Comdial participates is very competitive.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities at December 31, 1998. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents are defined as short-term liquid investments with maturities, when purchased, of less than 90 days that are readily convertible into cash. Under Comdial's current cash management policy, borrowings from the revolving credit facility are used for normal operating purposes. The revolving credit facility is reduced by cash receipts that are not needed for daily operations. Bank overdrafts of $3.3 million and $1.9 million are included in accounts payable at December 31, 1998 and 1997, respectively. Bank overdrafts are outstanding checks that have not (1) cleared the bank or (2) been funded by the revolving credit facility. The revolving credit facility activity is reported on a net basis on the Consolidated Statements of Cash Flows.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY/DEPRECIATION

Depreciation is computed using the straight-line method for all buildings, land improvements, machinery and equipment, and capitalized lease property over their estimated useful lives. Expenditures for maintenance and repairs of property are charged to expense. Improvements and repairs, which extend economic lives, are capitalized. In 1998, Comdial expensed certain computer hardware and software due to the rapid change in technology that has effected a need for continual replacements. Prior to 1998, all computer and software costs were capitalized or acquired through operating leases.

The estimated useful lives are as follows:

         Buildings 30 years
         Land Improvements 15 years
         Machinery and Equipment 7 years
         Computer Hardware Equipment and Tooling 5 years

OTHER LONG-LIVED ASSETS

Long-lived assets are amortized based on the assets' useful lives. Long-lived assets are reviewed for impairment as circumstances change that might effect those assets. Impairment loss is not recognized unless a portion of the carrying amount of an asset is no longer recoverable using a test of recoverability which is the sum of the expected future undiscounted cash flows.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

In 1998, 1997, and 1996, Comdial incurred costs associated with the develop-ment of software related to Comdial's various products. The accounting for such software costs is in accordance with SFAS No. 86 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"). The amortization period is over three years which is the short end of the product life cycle. The three year straight line method for software amortization causes greater expense for each period versus using the revenue method. The total amount of unamortized software development cost included in other assets is $4.5 million and $3.1 million at December 31, 1998 and 1997, respectively. The amounts capitalized were $2.8 million, $2.0 million, and $1.6 million, of which $1.4 million, $1.0 million, and $0.9 million were amortized in 1998, 1997, and 1996, respectively. Comdial also capitalizes costs associated with product software development performed by outside contract engineers. The total amount of unamortized outside contract development cost included in other assets is $2.1 million and $0.9 million at December 31, 1998 and 1997, respectively. The amount capitalized was $1.5 million, $0.5 million, and $1.1 million, of which $388,000, $569,000 and $157,000 was amortized in 1998, 1997 and 1996, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSION

Comdial accrued estimated costs relating to health care and life insurance benefits. In 1998, 1997, and 1996, Comdial expensed $87,000, $64,000, and
$41,000, respectively.

REVENUE RECOGNITION

Comdial recognizes revenue as products are shipped. Returned products are credited against revenues as they are received back from the customer. The only exceptions to this policy are revenues from E911 systems and from embedded software. E911 revenues are recognized when projects have been completed and embedded software revenues are not recognized until the customer requests a code from Comdial enabling the software to be used. Comdial's reporting of software revenue meets the requirements as set forth by Statement of Position 97-2 "Software Revenue Recognition."

EXPENSING OF COSTS

All production start-up, research and development, and engineering costs are charged to expense, except for that portion of costs which relate to product software development and outside contract development (see "Capitalized Software Development Costs").

ACCOUNTING FOR STOCK-BASED COMPENSATION

Comdial accounts for stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25. Comdial has disclosed in a note to the consolidated financial statements pro forma net income and earnings per share, as if Comdial had applied the fair value method (Black-Scholes) for stock options and similar equity instruments (see Note 11).

INCOME TAXES

Comdial uses the deferred tax liability or asset approach, which is based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when the differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The measurement of deferred tax assets is impacted by the amount of any tax benefits where, based on available evidence, the likelihood of realization can be established. Comdial incurred cumulative operating losses through 1991 for financial statement and tax reporting purposes and has adjusted its valuation allowance account to recognize the net deferred tax asset for future periods (see Note 7). Tax credits will be utilized to reduce current and future income tax expense and payments.

EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE

For 1998, 1997, and 1996, earnings per common share ("EPS") were computed for both basic and diluted EPS based on Statement of Financial Accounting Standards ("SFAS") No. 128. Basic EPS for all years presented were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares including any possible contingent shares. For 1998, 1997, and 1996, diluted EPS were computed by dividing income attributable to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period plus (in periods in which they had a dilutive effect) the effect of common shares contingently issuable, primarily from stock options.

RECLASSIFICATIONS

Amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform to the 1998 presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2.  ACQUISITIONS

On March 20, 1996, Comdial completed the acquisition of Aurora Systems, Inc. ("Aurora") and Key Voice Technologies, Inc. ("KVT"), two companies involved in Computer-Telephony Integration ("CTI") applications, which became wholly-owned subsidiaries of Comdial. Aurora, based in Acton, Massachusetts, provided off-the-shelf CTI products. KVT, based in Sarasota, Florida, develops, assembles, markets, and sells voice processing systems and related products for business applications.

The consideration paid for the acquisition of Aurora was approximately $2.8 million, of which $1.9 million was paid in cash and approximately $0.9 million was paid by issuance of 147,791 shares of Comdial's Common Stock. The consideration paid for the acquisition of KVT totaled approximately $19.0 million, of which $8.5 million was paid in cash, $7.0 million was paid by Comdial's issuance of a promissory note ("Promissory Note"), and $1.5 million was paid by the issuance of 243,097 shares of Comdial's Common Stock. Based on the purchase agreement with KVT, Comdial was obligated to issue an additional 216,086 shares of Comdial's Common Stock or the equivalent amount in cash for KVT's performance for the following three years from the acquisition date. At the beginning of the second quarter of 1998 and 1997, 72,029 shares of common stock for both periods were issued to the original principal owners of KVT. These shares were issued because KVT met its sales target for 1997 and 1996. Based on KVT's performance for 1998, the original owners are eligible for 72,030 additional shares of common stock or cash at the end of the first quarter of 1999. As the two target requirements are met by the principal owners of KVT, Comdial records the fair market value of the contingent shares and adds that amount to goodwill. This additional cost will be spread over the remaining life of the goodwill.

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

On July 14, 1998, Comdial acquired the internet telephony gateway product VOIPgate.com and the related assets and business of Array Telecom Corporation ("Array") from Array Systems Computing Inc. ("ASCI"). ASCI is located in Toronto, Ontario, Canada. The purchase price was approximately $5.9 million. The funds used for the acquisition came from cash generated by operations and a revolving credit facility. The principal asset purchased was the intellectual property associated with VOIPgate software, an internet protocol based telephony software platform.

NOTE 3.  INVENTORIES

Inventory consists of the following:



December 31,
In thousands               1998      1997
                         -------   -------
Finished goods           $ 8,507   $ 6,336
Work-in-process            3,568     4,101
Materials and supplies     9,359     8,050
                         -------   -------
  Total                  $21,434   $18,487
                         =======   =======


Comdial provides reserves to cover product obsolescence and those reserves impact gross margin. Future reserves will be dependent on management's estimates of the recoverability of costs of all inventory. Raw material obsolescence is mitigated by the commonality of component parts and finished goods by the low level of inventory relative to sales.

NOTE 4.  PROPERTY

Property consists of the following:


December 31,
In thousands                       1998        1997
                                --------    --------
Land                            $    656    $    656
Buildings and improvements        14,582      14,104
Machinery and equipment           33,514      30,423
Less accumulated depreciation    (30,729)    (28,849)
                                --------    --------
  Property - Net                $ 18,023    $ 16,334
                                ========    ========

Depreciation expense charged to operations for the years 1998, 1997, and 1996, was $2.8 million, $2.8 million, and $2.6 million, respectively.

NOTE 5.  LEASE OBLIGATIONS

Comdial and its subsidiaries have various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:


Year Ending December 31,                      Operating
In thousands                                     Leases
------------                                    -------
   1999                                          $2,200
   2000                                           1,672
   2001                                             523
   2002                                              24
   2003                                               -
                                                 ------
     Total minimum lease commitments             $4,419
                                                 ======

The remaining lease commitments for capital leases are $14,000 with $6,000 of this amount due in 1999. Assets recorded under capital leases (included in property in the accompanying Consolidated Balance Sheets) are as follows:



December 31,
In thousands                     1998     1997
                                -----    -----
Machinery and equipment         $  41    $ 218
Less accumulated depreciation     (24)    (115)
                                -----    -----
   Property - Net               $  17    $ 103
                                =====    =====


During 1998 Comdial did not enter into any new capital leases. For 1997 and 1996, Comdial entered into new capital lease obligations which amounted to approximately $18,000 and $67,000, respectively.

Operating leases and rentals are for office space and factory and office equipment. Total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 1998, 1997, and 1996, were $2.2 million, $1.9 million, and $1.7 million, respectively.

NOTE 6.  DEBT

Since February 1, 1994, Fleet Capital Corporation ("Fleet") has held substantially all of Comdial's indebtedness. Comdial and Fleet entered into a loan and security agreement (the "Loan Agreement") which was amended from time to time. The Loan Agreement provided Comdial with a $10.0 million acquisition loan (the "Acquisition Loan"), a $3.5 million equipment loan (the "Equipment Loan"), and a $12.5 million revolving credit loan facility (the "Revolver"). The Loan Agreement was effective until February 1, 2001 and the agreement would automatically renew itself for one-year periods thereafter.

On October 22, 1998, Comdial and NationsBank, N.A. ("NationsBank"), entered into a credit agreement (the "Credit Agreement"). The Credit Agreement provides Comdial with a $50 million revolving credit facility and a $5 million letter of credit subfacility. Comdial used $15.8 million under the revolving credit facility (the "Revolving Credit Facility") to pay off (1) all its indebtedness of $10.8 million to Fleet, (2) $4.4 million representing amounts owed under Comdial's promissory note including interest to the former owners of KVT, and
(3) $606,000 of mortgages owed by KVT.

Long-term debt consists of the following:

------------------------------------------------------------------------------
December 31,
In thousands                        1998      1997
                                  -------   -------
Notes payable
  Acquisition note (1)              $--     $ 5,543
  Equipment note I (2)               --         139
  Equipment note II (3)              --       1,647
  Revolving credit (4)             22,132      --
Promissory note (5)                  --       5,600
Other (6)                            --         617
Capitalized leases (7)                 14        77
                                  -------   -------
  Total debt                       22,146    13,623
Less current maturities on debt         6     3,701
                                  -------   -------
  Total long-term debt            $22,140   $ 9,922
                                  =======   =======

     (1) On March 20, 1996, Comdial borrowed $8.5 million under the Acquisition Loan which was used to acquire Aurora and KVT. The Acquisition Loan was payable in equal monthly principal installments of $142,142, with the balance due on February 1, 2001. In the first quarter of 1998, Comdial paid an additional $1.8 million against the Acquisition Loan along with the required monthly payments. The original final payment was scheduled for

February 2001. In October 1998, Comdial paid the final balance of $2.3 million to Fleet with funds provided by the Revolving Credit Facility from NationsBank.

     (2) Equipment Loan I was payable in equal monthly principal installments of $27,000, with the balance due on June 1, 1998.

     (3) Equipment Loan II was payable in equal monthly principal installments of $31,667, with the balance due on February 1, 2001.

     In January 1998, Comdial paid the remaining balances of both Equipment Loan I and II of $1,786,000.

     (4) Availability under the Revolver of up to $12.5 million was based on eligible accounts receivable and inventory, less funds already borrowed. Effective October 1998, the availability under the Revolving Credit Facility with NationsBank is $50 million.

Loans made pursuant to the Loan Agreement had interest rates at either Fleet's prime rate or the London Interbank Offered Rate ("LIBOR") at Comdial's option. The interest rates could be adjusted annually based on Comdial's debt to earnings ratio, which allowed the rates to vary from minus 0.50% to plus 0.50% under or above Fleet's prime rate and from plus 1.50% to 2.50% above LIBOR. As of October 21, 1998, Comdial's borrowing rate was 7.50% with 100% of the loans based on the prime rate. For December 31, 1997, Comdial's borrowing rate for loans based on prime and LIBOR rates were 9.00% and 8.47%, respectively, with approximately 96% of the loans based on the LIBOR rate.

On October 22, 1998, Comdial paid the final balance of $8.5 million to Fleet with funds provided by the Revolving Credit Facility from NationsBank. The loan made pursuant to the Credit Agreement with NationsBank carries an interest rate based on the LIBOR daily rate plus the applicable margin. The interest rate can be adjusted quarterly based on Comdial's ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), which allows the rates to vary from plus 0.75% to 1.50% above the LIBOR daily rate. As of December 31, 1998, Comdial's borrowing LIBOR rate was 6.30%, which included the additional applicable margin of 0.75%.

This Revolving Credit Facility with NationsBank can be used by Comdial for working capital, equipment purchases, to finance permitted acquisitions, and for other general corporate purposes. The NationsBank Revolving Credit Facility (as defined in the Credit Agreement) does not require payment until August 31, 2003 with the option of possible credit extensions.

     (5) Comdial's promissory note (the "Promissory Note"), which was issued in connection with the purchase of KVT, carried an interest rate equal to the prime rate with annual payments of $1.4 million plus accumulated interest with the balance due on March 20, 2001. As of October 21, 1998 and December 31, 1997, the interest rate on the Promissory Note was 8.00% and 8.50%, respectively. On October 22, 1998, Comdial paid the final balance of $4.2 million plus accumulated interest of $210,000 to the owners of the Promissory Note with funds provided by the Revolving Credit Facility from NationsBank.

     (6) Other debt consisted of a mortgage acquired in conjunction with the acquisition of KVT and another mortgage entered into by KVT in order to acquire an adjacent building for expansion. The mortgages required monthly payments of $2,817 and $2,869, including interest at fixed rates of 8.75% and 9.125%, respectively. Final payments were due on August 1, 2005 and June 27, 2007, respectively. On October 22, 1998, Comdial paid the final mortgage balances of $606,000 with funds provided by the Revolving Credit Facility from NationsBank.

     (7) Capital leases are with various financing entities and are payable based on the terms of each individual lease (see Note 5).

The NationsBank Credit Agreement also gives Comdial a letter of credit subfacility of $5.0 million, which is part of the Revolving Credit Facility, as commitments occur. At December 31, 1998, the amount of commitments under the letter of credit facility with NationsBank was $52,000.

DEBT COVENANTS

Comdial's indebtedness to Fleet was secured by liens on Comdial's accounts receivable, inventories, intangibles, land, and all other property. Among other restrictions, the amended Loan Agreement contained certain financial covenants that require specified levels of consolidated tangible net worth, profitability, and other certain financial ratios. The Fleet agreement was amended from time to time.

Effective October 1998, Comdial's indebtedness with NationsBank is secured by liens on all Comdial's properties and assets. The Credit Agreement with NationsBank contains certain financial covenants that relate to specified levels of consolidated net worth and other financial ratios. As of December 31, 1998, Comdial was in compliance with all the covenants and terms of NationsBank's Credit Agreement.

NOTE 7.  INCOME TAXES

The components of the income tax expense for the years ended December 31 are as follows:

In thousands                                  1998              1997             1996
                                          --------             -----            -----
     Current -  Federal                       $393              $200              $59
                State                          369               168              159
     Deferred - Federal                     (9,730)             (214)            (714)
                State                       (1,769)               (5)             (22)
                                          --------              ----            -----
       Total provision (benefit)          ($10,737)             $149            ($518)
                                          ========              ====            =====


The income tax provision reconciled to the tax computed at statutory rates for the years ended December 31 is summarized as follows:

In thousands                                    1998        1997        1996
                                             --------    --------    --------
    Federal tax at statutory rate
      (35% in 1998, 1997, and 1996)          $  2,246    $  2,054    $    452
    State income taxes (net of federal tax
      benefit)                                   (924)        109         103
    Nondeductible charges                         411         544         329
    Other adjustments                             519         200          77
    Utilization of operating loss carryover      --        (2,539)       (743
    Adjustment of valuation allowance         (12,989)       (219)       (736
                                             --------    --------    --------
    Income tax provision (benefit)           ($10,737)   $    149    ($   518
                                             ========    ========    ========

Net deferred tax assets of $17.0 million and $5.5 million have been recognized in the accompanying Consolidated Balance Sheets at December 31, 1998 and 1997, respectively. The components of the net deferred tax assets are as follows:

December 31,
In thousands                                1998                  1997
                                          -------               -------
    Total deferred tax assets             $23,045               $25,201
    Total valuation allowance              (2,966)              (17,037)
                                          -------               -------
      Total deferred tax assets - net      20,079                 8,164
    Total deferred tax liabilities         (3,123)               (2,705)
                                           ------               -------
      Total                               $16,956                $5,459
                                          =======               =======

The valuation allowance decreased $14.1 million during the year ended December 31, 1998. The decrease was primarily related to (1) the re-evaluation of the future utilization of net operating losses ("NOLs") of $13 million, and (2) the net change in temporary differences of deferred tax assets, deferred tax liabilities, and operating loss carryforwards of $1.1 million. Comdial periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets.
Section 382 of the Internal Revenue Code limits an organization's ability to utilize tax benefits in the event that there is change in ownership of 50% or more of the organizations during any three-year period. Since Comdial's stock offering in August 1995, which resulted in a significant change in ownership, management has been concerned that cumulative changes in ownership of Comdial could trigger the limitations set forth in Section 382 and adversely affect Comdial's ability to utilize certain tax benefits. With the passage of the third fiscal quarter of 1998, the ownership changes occasioned by the stock offerings will no longer be included in the time period measured under Section 382. Based on the re-evaluations, the valuation allowance was reduced and a tax benefit of $330,000 and $11.7 million was recognized in the quarters ending March 29, 1998 and September 27, 1998, respectively. Accordingly, management believes that it is more likely than not that Comdial will realize these tax benefits. However, the tax benefits could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or a limitation based on section 382 occurs before NOLs expire.

Comdial has net operating loss and credit carryovers of approximately $34.1 million and $1.6 million, respectively, which, if not utilized, will expire as follows:

In thousands                 Net Operating
  Expiration Dates             Losses                  Tax Credits
                              -------                     ------
    1999                           $-                       $504
    2000                       17,527                         66
    2001                        5,260                          -
    2002                        6,486                          -
    2003                            7                          -
    AFTER 2003                  4,862                      1,038
                              -------                     ------
       TOTAL                  $34,142                     $1,608
                              =======                     ======


The components of the net deferred tax assets (liabilities) at December 31, 1998 and 1997 are as follows:

Deferred Assets (Liabilities)                   Deceember 31,
In thousands                                  1998        1997
                                           --------    --------
Net loss carryforwards                     $ 12,781    $ 19,030
Tax credit carryforwards                      1,608       2,856
Inventory write downs and capitalization      1,794       1,268
Pension                                         246         227
Postretirement                                  297         239
Compensation and benefits                       357         318
Capitalized software development costs          438         246
Contingencies                                   589          29
Other deferred tax assets                        82          64
Fixed asset depreciation                     (2,522)     (2,607)
Goodwill amortization                         1,692         826
Research and development expenditures         3,161        --
State taxes                                    (601)       --
Other deferred tax liabilities                 --          --
                                           --------    --------
Net deferred tax asset                       19,922      22,496
Less:  Valuation allowance                   (2,966)    (17,037)
                                           --------    --------
   Total                                   $ 16,956    $  5,459
                                           ========    ========


NOTE 8:  EARNINGS PER SHARE

For the three years ending December 31, 1998, 1997 and 1996, earnings per common share ("EPS") were computed for both basic and diluted EPS to conform to Statement of Financial Accounting Standards ("SFAS") No. 128. Basic EPS for the three years presented were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares including any possible contingent shares. For the three years, diluted EPS were computed by dividing income attributable to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period plus (in periods in which they had a dilutive effect) the effect of common shares contingently issuable, primarily from stock options. The following table discloses the annual information.

------------------------------------------------------------------------------
   Year                            Numerator         Denominator          EPS
------------------------------------------------------------------------------
    1998
       Basic EPS                    $17,154,000         8,843,357          $1.94
       Diluted                      $17,154,000         9,081,070          $1.89

    1997
       Basic EPS                    $ 5,719,000         8,683,790          $0.66
       Diluted                      $ 5,719,000         8,767,353          $0.65

    1996
       Basic EPS                    $ 1,809,000         8,484,271          $0.21
       Diluted                      $ 1,809,000         8,667,641          $0.21

NOTE 9.  PENSION AND SAVINGS PLANS

Comdial currently has one pension plan which provides benefits based on years of service and an employee's compensation during the employment period. The calculation of pension benefits prior to 1993 was based on provisions of two previous pension plans. One plan provided pension benefits based on years of service and an employee's compensation during the employment period. The other plan provided benefits based on years of service only. The funding policy for the plans was to make the minimum annual contributions required by applicable regulations. Assets of the plans are generally invested in equities and fixed income instruments.

The following table sets forth the change in benefit obligations of the pension plans and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1998 and 1997.



In thousands                                 1998        1997
                                          --------    --------
Benefit obligation at beginning of year   $ 18,541    $ 14,218
Service cost                                 1,575       1,226
Interest cost                                1,334       1,047
Actual loss                                  1,435       2,405
Benefits paid                                 (453)       (355)
Amendments                                    --          --
                                          --------    --------
   Benefit obligation at December 31      $ 22,432    $ 18,541
                                          ========    ========

The following tables sets forth the change in plan assets of the pension plans and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1998 and 1997.

In thousands                                                   1998        1997
                                                            --------    --------
Fair value of plan assets at beginning of year              $ 19,025    $ 15,551
Actual return on plan assets                                   1,400       2,590
Employer contribution                                          1,430       1,239
Benefits paid                                                   (453)       (355)
                                                            --------    --------
  Fair value of plan assets at December 31                  $ 21,402    $ 19,025
                                                            ========    ========

Funded status                                               ($ 1,030)        484
Unrecognized transition obligation (asset)                       (29)        (58)
Unrecognized actuarial (gain) or loss                            590        (875)
Unrecognized prior service cost                                 (185)       (219)
                                                            --------    --------
Net amount recognized                                          ($654)      ($668)
                                                            ========    ========

Amounts recognized in the Consolidated Balance Sheets consist of:

                                      1998        1997
                                    -------     -------
    Prepaid benefit cost              ($668)      ($944)
    Accrued benefit liability        (1,417)       (963)
    Contributions during fiscal year  1,431       1,239
                                    -------     -------
       Net amount recognized          ($654)      ($668)
                                    =======     =======

Assumptions used in accounting for the plans as of December 31 were as follows:

                                     1998     1997     1996
                                     -----    -----    -----
Discount rate                        7.00%    7.00%    7.50%
Expected return on plan assets       9.00%    9.00%    9.00%
Rate of compensation increase        4.50%    4.00%    4.00%


Net periodic pension cost for 1998, 1997, and 1996 included the following components:


In thousands                            1998        1997        1996
                                      -------     -------     -------
Change in benefit obligation:
    Service cost                      $ 1,575     $ 1,226     $ 1,081
    Interest cost                       1,334       1,047         890
    Expected return on plan assets     (1,490)     (1,247)     (1,061)
    Amortization of prior service cost    (63)        (63)        (63)
    Recognized actuarial loss              61        --          --
                                      -------     -------     -------
       Net periodic pension cost      $ 1,417     $   963     $   847
                                      =======     =======     =======


In addition to providing pension benefits, Comdial contributes to a 401(k) plan, based on an employee's contributions. Participants can contribute from 2% to 12.5% of their salary as defined in the terms of the plan. In 1998, 1997, and 1996, Comdial made matching contributions equal to 25% of a participant's contributions up to the first 10%. Effective for 1999, participants can contribute from 1% to 17% of their salary and Comdial will match contributions equal to 50% of the participant's contribution up to the first 6%. Comdial's total expense for the matching portion to the 401(k) plan for 1998, 1997, and 1996 was $411,000, $411,000, and $341,000, respectively.

NOTE 10.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The effect of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on income from continuing operations for 1998, 1997, and 1996 was an expense of $87,000, $64,000, and $41,000, respectively. Comdial provides certain health care coverage (until age 65), which is subsidized by the retiree through insurance premiums paid to Comdial, and life insurance benefits for substantially all of its retired employees. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits. In 1993, when SFAS No. 106 went into effect, Comdial elected to amortize the cumulative effect of this obligation over 20 years (see unrecognized transition obligation in the following table).

The following table sets forth the change in postretirement benefit obligations and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1998 and 1997.


In thousands                                     1998        1997
                                               -------     -------
    Benefit obligation at beginning of year    $   840     $   794
    Service cost                                    19          22
    Interest cost                                   68          60
    Plan participants' contributions                58          47
    Actual loss                                    186          86
    Benefits paid                                 (160)       (169)
    Amendments                                    --          --
                                               -------     -------
      Benefit obligation at December 31        $ 1,011     $   840
                                               =======     =======

The following tables set forth the change in plan assets of the postretirement benefits and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1998 and 1997.

In thousands                                                1998        1997
                                                          -------     -------

    Fair value of plan assets at beginning of year          $--         $--
    Actual return on plan assets                             --          --
    Employer contribution                                     102         121
    Plan participants' contributions                           58          47
    Benefits paid                                            (160)       (168)
                                                          -------     -------
        Fair value of plan assets at December 31            $--         $--
                                                          =======     =======

Funded status                                             ($1,011)      ($840)
    Unrecognized transition obligation                      1,267       1,358
    Unrecognized actuarial gain                              (944)     (1,221)
    Unrecognized prior service cost                          --          --
                                                          -------     -------
        Net amount recognized                               ($688)      ($703)
                                                          =======     =======

Amounts recognized in the Consolidated Balance Sheets:

    Prepaid benefit cost                                    ($703)      ($760)
    Accrued benefit liability                                 (87)        (64)
    Contributions during fiscal year                          102         121
                                                          -------     -------
        Net amount recognized                               ($688)      ($703)
                                                          =======     =======

Assumptions used in accounting for the plans as of December 31 were as follows:

                    1998              1997             1996
                    ----              ----             ----
  Discount rate     7.00%             7.00%            7.50%

For measurement purposes, an 8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.25 percent for 2005 and remain at that level thereafter.

Net periodic pension cost for 1998, 1997, and 1996 included the following components:

In thousands                               1998      1997      1996
                                          -----     -----     -----
Change in benefit obligation:
    Service cost                          $  19     $  22     $  20
    Interest cost                            68        60        55
    Expected return on plan assets          --        --        --
    Amortization of prior service cost       91        91        91
    Recognized actuarial gain               (91)     (109)     (125)
                                          -----     -----     -----
        Net periodic pension cost         $  87     $  64     $  41
                                          =====     =====     =====

Assumed health care cost trend rates could have a significant effect on the amounts reported for the health care plans. A one-percentage change in assumed health care cost trend rates would have the following effects:

                                               1-Percentage-    1-Percentage
In thousands                                  Point Increase   Point Decrease
                                              --------------   --------------
  Effect on total of service and interest
    cost components                                 $6             ($5)
  Effect on postretirement benefit obligation      $47            ($40)

NOTE 11.  STOCK-BASED COMPENSATION PLANS

As of December 31, 1998, Comdial had two basic stock-based compensation plans. The 1992 Stock Incentive Plan (the "Stock Incentive Plan") provides for stock options to purchase shares of Common Stock which may be granted to officers, directors, and certain key employees as additional compensation. Pursuant to the terms of the 1992 Non-employee Directors Stock Incentive Plan (the "Directors Stock Incentive Plan"), each non-employee director shall be awarded 3,333 shares of Comdial's Common Stock for each fiscal year Comdial reports income. In January 1996, in accordance with the terms of the Directors Stock Incentive Plan, the Board of Directors adopted a resolution suspending 833 of the 3,333 shares of Comdial's common stock automatically awarded to non-employee directors under such circumstances. In 1998, each non-employee director was awarded 2,500 shares related to income earned by Comdial for fiscal year 1997. The plans are composed of stock options, restricted stock, nonstatutory stock, and incentive stock. Comdial's incentive plans are administered by the Compensation Committee of Comdial's Board of Directors.

As of December 31, 1998, there were 1.6 million shares of Comdial's Common Stock reserved for issuance under Comdial's 1992 Stock Incentive Plan that had been approved by the stockholders in 1996. Comdial has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to stock purchases amounted to $156,000, $161,000, and $168,000 at December 31, 1998, 1997, and 1996, respectively, and have been deducted from Stockholders' Equity.

Options granted for years 1998 and 1997 have a maximum term of ten years and vest over a three-year period. Options become exercisable in installments of 33% per year on each of the first through the third anniversaries of the grant date. All options granted through the Stock Incentive Plan are granted at an exercise price equal to the market price of Comdial's Common Stock on the grant date. In December 1997, Comdial granted nonstatutory stock options totaling 50,000 shares, which are outside the 1992 Stock Incentive Plan. These stock options vest over a five year period. In 1998, Comdial granted 120,000 shares of nonstatutory stock options at the current fair market value at grant date. These options were issued outside of the 1992 Stock Incentive Plan. These options vest over a four to six year period. Comdial has charged against income in 1998 and 1997, compensation expense for these stock options of $48,000 and $4,000, respectively.

Comdial applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan other than the performance based option that is part of the plan for its directors. Common Stock has been issued by Comdial to its directors for years that show positive net income. The compensation cost that has been charged against income for its director's performance-based stock was $148,000, $97,000, and $66,000 for 1998, 1997, and 1996, respectively.

Information regarding stock options is summarized below:


                                        1998        (1)              1997        (1)            1996         (1)
-------------------------------------------------------------------------------------------------------------------
Options outstanding,

    January 1;                       859,729      $8.08           659,524      $7.95          449,241      $6.50
    Granted                          405,316      10.42           298,450       8.25          277,062       9.12
    Exercised                        (96,602)      7.17           (32,216)      5.43          (52,617)      1.58
    Terminated                       (64,230)      9.61           (66,029)      8.79          (14,162)      8.72
                                     -------                      -------                     -------
       Options outstanding,
       December 31;                1,104,213       8.93           859,729       8.08          659,524       7.95
                                   =========                      =======                     =======
    Options exercisable,
    December 31;                     474,175       8.05           342,880       7.46          212,392       6.30
    Per share ranges of options
       outstanding at December 31        $1.41-$13.50                 $1.41-$11.75                $1.41-$11.75
    Dates through which options
       outstanding at December 31,
       were exercisable                   1/99-7/2008                 1/98-12/2007                 1/97-5/2006

 (1)  Fair value weighted-average exercise price at grant date.

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1998:

                            Options Outstanding              Options Exercisable
                          -----------------------    ---------------------------------
                                        Weighted-
                            Number      Average      Weighted-    Number      Weighted-
 Range of                 Outstanding   Remaining    Average    Exercisable   Average
 Exercise                     at       Contractual   Exercise       at        Exercise
 Prices                    12/31/98      Life         Price      12/31/98       Price
--------------------------------------------------------------------------------------
 $1.41   TO    3.00          49,275       3.7         $1.73        49,275       $1.73
  5.73   TO    7.77         222,819       6.2          6.96       158,077        7.25
  8.12   TO    9.38         459,127       8.1          8.86       186,716        9.15
 10.50   TO   13.50         372,992       8.4         11.15        80,107       10.97
                          ---------                               -------
  1.41   TO   13.50       1,104,213       7.6          8.93       474,715        8.05
                          =========                               =======


The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                               1998      1997      1996
                               ----      ----      ----
Risk-free interest rate        4.72%     5.51%     6.18%
Expected life                  7.78      3.65      3.82
Expected volatility              68%       73%       90%
Expected dividends             none      none      none


If compensation cost for Comdial's Stock Incentive Plans had been determined based on the fair value at the grant dates for awards under the plan, consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, Comdial's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

 In thousands except per share amounts             1998           1997            1996
 -------------------------------------           -------         ------          ------

  Net income:           As reported              $17,154         $5,719          $1,809
                        Compensation expense       1,233            525             218
                        Pro forma                $15,921         $5,194          $1,591

  Basic earnings per share:
                        As reported                $1.94          $0.66           $0.21
                        Pro forma                  $1.80          $0.60           $0.19

  Diluted earnings per share:
                        As reported                $1.89          $0.65           $0.21
                        Pro forma                  $1.75          $0.59           $0.18


NOTE 12.  SEGMENT INFORMATION

Effective December 31, 1998, Comdial has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

During 1998, 1997, and 1996, substantially all of Comdial's sales, net income, and identifiable net assets were attributable to the telecommunications industry with over 96 percent of the sales occurring in the United States.

Comdial is organized into several product segments that comprise the majority of its sales to the telecommunications market. Comdial has three basic product categories that contribute ten percent or more, to net sales. The segments are Digital Systems, Solutions and Software, and Analog and Other (which includes other miscellaneous products). Each of these categories are considered a business segment, and with respect to their financial performance, the costs associated with these segments can only be quantified and identified to the gross profit level for each segment.

The Digital Systems segment is comprised of products such as Impact, Impression series telecommunication systems, Impact Digital Expandable Systems ("DXP"), DXP Plus and the open digital switching platforms known as the "FX Series." Digital Systems generally offer customers more features with superior quality platforms. The distinguishing characteristic of this segment is that it is designed for the small office up to 500 end users.

The Solutions and Software segment is comprised of all Comdial's software and software application products. The products included are all of Comdial's vertical market products such as Impact Concierge, QuickQ, Avalon, and voice processing systems. These products are sold to specific industries such as hospitality, call centers, and assisted living centers.

The Analog and Other segment is comprised of Comdial's older analog products (such as the Executech, Unisyn, ATC Terminals, and Solo), and other products such as Voice Express, MaxPlus, and Custom Manufacturing. The Analog products are aimed at the small office market, which supports only a few users. This market places more emphasis on price than features or software functionality.

The information in the following tables is derived directly from the segments' internal financial reporting used for corporate management purposes. The expenses, assets and liabilities attributable to corporate activity are not allocated to the operating segments. There are no operating assets located outside the United States.

Unallocated costs include operating expenses, goodwill amortization, interest expense, other miscellaneous expenses, and income tax expenses or benefits. Comdial does not maintain information that would allow these costs to be broken down into the various product segments and most of the costs are universal in nature.

Unallocated assets include such items as cash, deferred tax assets, other miscellaneous assets, and goodwill. Unallocated capital expenditures and depreciation relate primarily to shared services assets. Unallocated liabilities include such items as accounts payable, debt, leases, deferred tax liabilities, and most other liabilities that do not relate to sales.

The following tables show segment information for years ended December 31.

Business Segment Net Revenues
(Dollars in thousands)                              1998        1997        1996
                                                 --------    --------    --------
  Digital Systems                                $ 80,452    $ 70,181    $ 56,725
  Solutions and Software                           36,194      31,625      23,453
  Analog and Other                                 12,331      16,755      22,004
                                                 --------    --------    --------
    Net sales                                    $128,977    $118,561    $102,182
                                                 ========    ========    ========

Business Segment Profit
(Dollars in thousands)                              1998        1997        1996
                                                 --------    --------    --------
  Digital Systems                                $ 31,237    $ 25,175    $ 18,553
  Solutions and Software                           19,341      18,418      12,617
  Analog and Other                                  2,802       3,750       6,711
                                                 --------    --------    --------
    Gross profit                                   53,380      47,343      37,881
  Operating expenses                               45,182      39,133      34,202
  Interest expense                                  1,216       1,698       1,626
  Miscellaneous expense - net                         565         644         762
                                                 --------    --------    --------
    Income before income taxes                   $  6,417    $  5,868    $  1,291
                                                 ========    ========    ========

December 31,
 (Dollars in thousands)                             1998        1997        1996
                                                 --------    --------    --------
Business Segment Assets
  Digital Systems                                $ 43,286    $ 32,245    $ 27,354
  Solutions and Software                           18,124      12,978       9,233
  Analog and Other                                  6,432       6,989       9,048
  Unallocated                                      41,148      27,052      28,717
                                                 --------    --------    --------
      Total                                      $108,990    $ 79,264    $ 74,352
                                                 ========    ========    ========

Business Segment Liabilities
(Dollars in thousands)                             1998        1997        1996
                                                 -------     -------     -------
  Digital Systems                                $ 1,397     $ 1,389     $ 1,257
  Solutions and Software                           1,750       2,306       2,382
  Analog and Other                                   203         267         384
  Unallocated                                     42,479      30,467      31,765
                                                 -------     -------     -------
      Total                                      $45,829     $34,429     $35,788
                                                 =======     =======     =======
Business Segment Property, Plant and Equipment             December 31,
(Dollars in thousands)                             1998        1997        1996
                                                 -------     -------     -------
 Depreciation
  Digital Systems                                $ 1,727     $ 1,721     $ 1,532
  Solutions and Software                             264         196         133
  Analog and Other                                   148         206         332
  Unallocated                                        665         628         601
                                                 -------     -------     -------
      Total                                      $ 2,804     $ 2,751     $ 2,598
                                                 =======     =======     =======

 Additions
  Digital Systems                                $ 2,146     $ 2,230    $ 1,024
  Solutions and Software                             499         843        151
  Analog and Other                                   194         154         34
  Unallocated                                      1,659         695      2,207
                                                 -------     -------    -------
      Total                                      $ 4,498     $ 3,922    $ 3,416
                                                 =======     =======    =======


Comdial had sales in excess of 10% of net sales to three customers as follows:

In thousands                                       1998        1997        1996
                                                 -------     -------     -------
 Sales:
    ALLTEL Supply, Inc.                          $19,301     $21,537     $19,472
    Graybar Electric Company, Inc.                30,415      33,342      31,719
    Sprint/North Supply , Inc.                    24,902      26,445      22,432

 Percentage of net sales:
    ALLTEL Supply, Inc.                               15%         18%         19%
    Graybar Electric Company, Inc.                    24%         28%         31%
    Sprint/North Supply , Inc.                        19%         22%         22%

Net sales of all three:
  Digital Systems                                $54,372     $56,831     $46,128
  Solutions and Software                          12,189      11,835      11,095
  Analog and Other                                 8,057      12,658      16,400
                                                 -------     -------     -------
    Net sales                                    $74,618     $81,324     $73,623
                                                 =======     =======     =======


ALLTEL Supply, Inc., a subsidiary of ALLTEL Corporation, was a shareholder of Comdial until 1996.

NOTE 13.  COMMITMENTS AND CONTINGENT LIABILITIES

Comdial's facilities are subject to a variety of federal, state, and local environmental protection laws and regulations, including provisions relating to the discharge of materials into the environment. The cost of compliance with such laws and regulations has not had a material adverse effect upon Comdial's capital expenditures, earnings or competitive position, and it is not anticipated to have a material adverse effect in the future.

In 1988, Comdial voluntarily discontinued use of a concrete underground hydraulic oil and chlorinated solvent storage tank. In conjunction therewith, nearby soil and groundwater contamination was noted. As a result, Comdial developed a plan of remediation that was approved by the Virginia Water Control Board and later by the Virginia Department of Environmental Quality.

In 1994, Comdial installed all the required equipment and started the process of pumping hydraulic oil residue from the underground water. The oil is deposited into approved containers and taken to a hazardous waste site in accordance with the corrective action plan. As of December 31, 1998, Comdial has incurred total costs of approximately $25,000 and expects the pumping process to be completed by early 1999.

Management does not believe that contingent losses or potential claims arising from Year 2000 issues will have a material effect on Comdial. At one time, Comdial sold certain DOS-based systems that are not Year 2000 compliant. All such systems were sold by Comdial substantially to dealers and not directly to end-users. In addition, any warranties associated with such systems have expired. Comdial has alerted all its dealers to this potential problem and has provided instructions to the dealers on how to remedy the problem. Comdial can not predict whether the failure of such systems that are not Year 2000 compliant will result in any litigation against Comdial.

NOTE 14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

--------------------------------------------------------------------------------------------------------------
In thousands except                          First              Second              Third              Fourth
  per share amounts                         Quarter             Quarter            Quarter             Quarter
                                            -------             -------            -------             -------
1998
    Sales                                   $29,281             $31,317            $32,031             $36,348
    Gross profit                             11,887              12,216             13,387              15,890
    Goodwill amortization                       663                 683              1,678                 782
    Interest expense                            275                 273                321                 347
    Net income                                1,839               1,858             11,854               1,603
    Net earnings per
      common share: Basic                      0.21                0.21               1.34                0.18
--------------------------------------------------------------------------------------------------------------
1997
    Sales                                   $26,834             $29,400            $31,091             $31,236
    Gross profit                             11,038              11,772             12,522              12,011
    Goodwill amortization                     1,037                 859                855                 816
    Interest expense                            427                 449                436                 386
    Net income                                  671               1,142              2,002               1,904
    Net earnings per
      common share: Basic                      0.08                0.13               0.23                0.22
--------------------------------------------------------------------------------------------------------------

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.

In the first quarter of 1998, Comdial reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $330,000 was recognized (see Note 7).

In the third quarter of 1998, Comdial acquired Array by borrowing funds from the Fleet Revolver. The effect of the acquisition was a small increase in interest expense, goodwill, in-process research and development, and additional costs associated with the Array operations amounting to approximately $1.6 million for the third and fourth quarters. In addition, Comdial recognized additional costs associated with Aurora of $891,000 and write-off of excess inventory of $700,000. Also in the third quarter, Comdial reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $11.7 million was recognized (see Note 7).

Comdial recognizes costs based on estimates throughout the fiscal year relating to inventory. The results of the physical inventory and the fiscal year-end close reflected a favorable adjustment with respect to such estimates, resulting in approximately $122,000 of additional income, which is reflected in the fourth quarter of 1998.

In the first quarter of 1997, Comdial reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $219,000 was recognized (see Note 7).

In the fourth quarter of 1997, Comdial revalued certain slow moving analog inventory that resulted in an additional cost of $634,000. This additional cost decreased gross margin from previous quarters from 40% to 38%.

FIVE YEAR FINANCIAL DATA

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

In thousands except
  per share amounts                                  1998           1997         1996         1995         1994
-------------------------------------------------------------------------------------------------------------------
Net Sales                                         $128,977       $118,561     $102,182      $94,729      $77,077
Income before income taxes
  and extraordinary item                             6,417          5,868        1,291        5,535        3,730
Net income                                          17,154          5,719        1,809        9,869        3,225
Earnings per common share
  and common equivalent share:
    Basic (1)                                         1.94           0.66         0.21         1.27         0.38
===================================================================================================================

(1) Earnings per share prior to 1995 have been restated to reflect the onefor-three reverse stock split.

SELECTED CONSOLIDATED BALANCE SHEET DATA

December 31,
In thousands                                  1998           1997            1996           1995           1994
-------------------------------------------------------------------------------------------------------------------
Current assets                              $50,854        $37,107         $30,767        $33,740        $26,199
Total assets                                108,990         79,264          74,352         56,692         42,260
Current liabilities                          19,205         20,431          20,159         15,469         14,568
Long-term debt and other
  long-term liabilities                      26,624         13,998          15,629          6,929          6,649
Stockholders' equity                         63,161         44,835          38,564         34,294         21,043
===================================================================================================================

RELATED STOCKHOLDERS MATTERS

QUARTERLY COMMON STOCK INFORMATION

The following table sets forth, for the periods shown, the high and low quarterly closing sales prices in the over-the-counter market for Comdial's Common Stock, as reported by the National Association of Security Dealers Automated Quotation System ("Nasdaq(R)"). Comdial's Common Stock is traded in the National Market(R) of the Nasdaq under Comdial's symbol, CMDL.

-------------------------------------------------------------------------------------------------------------------
                                                            1998                               1997
Fiscal Quarters                                       HIGH          LOW                  High          Low
-------------------------------------------------------------------------------------------------------------------
First Quarter                                       11.688        9.250                 8.875        5.625
Second Quarter                                      13.875       10.250                 8.875        5.875
Third Quarter                                       14.000        7.000                10.063        7.375
Fourth Quarter                                       9.563        7.375                13.625        9.250
-------------------------------------------------------------------------------------------------------------------

Comdial has never paid a dividend on its Common Stock and its Board of Directors currently intends to continue for the foreseeable future the policy of not paying cash dividends on Common Stock. Comdial was prohibited from paying dividends due to the Loan Agreement with Fleet.

OFFICERS

WILLIAM G. MUSTAIN
Chairman, President and Chief Executive Officer
Mr. Mustain is Chairman, President and Chief Executive Officer of Comdial. He joined Comdial as Vice President in June 1987 and assumed his current position in May 1989. He has served as a director of Comdial since 1989.

WILLIAM E. PORTER
Executive Vice President
Mr. Porter was elected Executive Vice President in May 1997 and is responsible for business development and strategic planning. Mr. Porter served as a Director of Comdial from July 1994 to April 1997. Mr. Porter resigned his position with Comdial effective January 4, 1999.

LEIGH ALEXANDER
Senior Vice President, Marketing
Ms. Alexander was elected Senior Vice President in December 1998 and is responsible for marketing. Prior to her appointment, Ms. Alexander was a Senior Vice President of Paging Network, Inc., a wireless messaging and paging company.

CHRISTIAN L. BECKEN
Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Mr. Becken was elected Senior Vice President and Chief Financial officer in December 1997 and is responsible for finance. In April of 1998, the board of directors elected him to the positions of Treasurer and Secretary. Mr. Becken resigned his positions with Comdial effective February 10, 1999.

OVE VILLADSEN
Senior Vice President, Engineering
Mr. Villadsen was elected Vice President in May 1989 and in May of 1997 was elected Senior Vice President. He is responsible for Comdial's product design and engineering activities. He joined Comdial Business Communications Corporation (CBCC), a subsidiary of Comdial, in November 1982, and between 1982 and 1989 served as Vice President of CBCC.

JOE D. FORD
Vice President, Human Resources
Mr. Ford was elected Vice President in May 1995 and is responsible for Human Resources. Between 1982 and May 1995, he served as Comdial's Director of Human Resources.

WILLIAM C. GROVER
Vice President, Sales and Services
Mr. Grover was elected a Vice President in September 1995 and is responsible for Sales and Services. He joined Comdial in 1993 as President of Comdial Enterprise Systems, Inc., a subsidiary of Comdial.

KEITH J. JOHNSTONE
Vice President, Operations
Mr. Johnstone was elected Vice President in May 1990 and is responsible for Manufacturing Operations. Between 1980, when he joined Comdial, and 1990, Mr. Johnstone held a number of management positions, including Director of Materials and Director of Customer Service.

LAWRENCE K. TATE
Vice President, Quality
Mr. Tate was elected Vice President in November 1982 and is responsible for Quality. Between 1969 and 1982, he held various management positions, including Vice President of Manufacturing Operations.

BOARD MEMBERS

WILLIAM G. MUSTAIN
Chairman
See previous page.

ROBERT P. COLLINS
Chairman of the Board of Scott Technologies
Mr. Collins retired in May 1998 as President and Chief Executive Officer of GE Fanuc Automation, a joint venture between General Electric Co. and FANUC LTD of Japan. He joined Comdial's board of directors in April 1998 and is a member of the Audit Committee of the Board of Directors.

BARBARA PERRIER DREYER
Senior Vice President and Chief Financial Officer of Communications Systems Technology Inc.
Ms. Dreyer is Senior Vice President and Chief Financial Officer of Communications Systems Technology Inc., a company which develops wide-area audio and data conferencing systems and software. She also serves as Treasurer of the International Teleconferencing Association. She joined Comdial's Board of Directors in April 1998 and is a member of the Compensation Committee of the Board of Directors.

A.M. GLEASON
Vice Chairman, President of the Port of Portland
Mr. Gleason retired in May 1995 as Vice Chairman and a director of PacifiCorp, a diversified public utility. He currently serves as President of the Port of Portland. He is also a director of Tektronix, Inc. and Fred Meyer, Inc. Mr. Gleason has served as a director of Comdial since 1981 and as Vice Chairman of the Board of Directors since April 1995 and is a member of the Compensation and Nominating Committees of the Board of Directors.

MICHAEL C. HENDERSON
Chairman of the Board of Albina Community Bancorp.
Mr. Henderson is Chairman of the Board of Albina Community Bancorp. He retired in February, 1998 as President and Chief Executive Officer of PacifiCorp Holdings, Inc., a PacifiCorp subsidiary which held interests in telecommunications, energy and financial services. Mr. Henderson has served as a director of Comdial since 1995 and is a member of the Compensation Committee of the Board of Directors.

JOHN W. ROSENBLUM
Dean of the Jepson School of Leadership Studies at the University of Richmond Mr. Rosenblum is Dean of the Jepson School of Leadership Studies at the University of Richmond. Prior to serving at the University of Richmond, Mr. Rosenblum was a Tayloe Murphy Professor of Business Administration at the Darden Graduate School of Business Administration at the University of Virginia. He is also a director of Chesapeake Corporation, Cadmus Communications Corporation, Grantham, Mayo, Van Otterloo and Company, LLC, and Cone Mills Corporation. Mr. Rosenblum has served as a director of Comdial since 1992 and is a member of the Audit and Nominating Committees of the Board of Directors.

DIANNE C. WALKER
Independent Consultant
Ms. Walker is an independent consultant. Prior to January 1995, she was a consultant to Bear Stearns & Co. Inc., an investment banking firm. She is also a director of MicroAge, Inc., Arizona Public Service Company, and Microtest, Inc. Ms. Walker has served as a director of Comdial since 1986 and is a member of the Audit and Nominating Committees of the Board of Directors.

TRANSFER AGENT AND REGISTRAR
 ChaseMellon Shareholder Services
 New York, New York
 Phone:  (800) 851-9677

INDEPENDENT AUDITORS
 Deloitte & Touche LLP
 Richmond, Virginia

INVESTOR RELATIONS
 Investor Relations
 Phone:  (804) 978-2200
 Fax:    (804) 978-2438
 E-Mail:  invest@comdial.com

WORLD WIDE WEB
 http://www.comdial.com

FORM 10-K

 On written request, Comdial Corporation
 will furnish to stockholders a copy of
 its Form 10-K for the most recent year.
 Address your request to Investor Relations, Comdial Corporation, P.O. Box 7266,
 Charlottesville, Virginia  22906-7266