Form 10-K405, Exhibit 13
period 1999-12-31
COMDIAL CORP
filed 2000-03-29
CIK 230131

EXHIBIT  13

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist the reader in understanding and evaluating the financial condition and results of operations of Comdial Corporation and its subsidiaries ("Comdial"). This review should be read in conjunction with the financial statements and accompanying notes. This analysis attempts to identify trends and material changes that occurred during the periods presented. Prior years have been reclassified to conform to the 1999 reporting basis (see Note 1 to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Selected consolidated statements of operations for the last three years are as follows:

-----------------------------------------------------------------------------------------
In thousands                                      1999             1998              1997
-----------------------------------------------------------------------------------------
   Business Segment Sales:
      Digital Systems                          $88,479          $80,452           $70,181
      Solutions and Software                    48,713           36,194            31,625
      Analog and Other                          10,768           12,331            16,755
                                               -------          -------           -------
       Net Sales                               147,960          128,977           118,561
   Cost of sales                                82,353           75,597            71,218
                                               -------          -------           -------
   Gross profit                                 65,607           53,380            47,343
   Selling, general & administrative            40,229           34,034            29,069
   Engineering, research & development           9,735            7,342             6,497
   Goodwill amortization                         3,180            3,806             3,567
   Interest expense                              1,633            1,216             1,698
   Miscellaneous expense - net                     286              565               644
                                               -------          -------           -------
   Income before income taxes                   10,544            6,417             5,868
   Income tax expense/(benefit)                  2,690          (10,737)              149
                                               -------          -------           -------
   Net income applicable to common stock        $7,854          $17,154            $5,719
                                               =======          =======           =======
   Earnings per common share and common
     equivalent share:  basic                    $0.88            $1.94             $0.66
                                               =======          =======           =======
-----------------------------------------------------------------------------------------

The following table reflects the gross profit margins for the various business segments of Comdial. See Note 12 to the Consolidated Financial Statements for further clarification of business segments.

--------------------------------------------------------------------------------
 In thousands                       1999                1998                1997
--------------------------------------------------------------------------------
   Business Segment:
      Digital Systems            $34,666             $31,237             $25,175
      Solutions and Software      28,449              19,341              18,418
      Analog and Other             2,492               2,802               3,750
                                 -------             -------             -------
       Gross profit margin       $65,607             $53,380             $47,343
                                 =======             =======             =======
--------------------------------------------------------------------------------


1999 Compared with 1998
-----------------------

Net sales as reported for 1999 increased by 15% to $148.0 million, compared with $129.0 million in 1998. The continued growth in net sales was primarily due to
(1) greater demand for Comdial's Digital Systems products, (2) an increase in Platinum Preferred Dealers (Comdial's highest dealer level) in major metropolitan cities, (3) an increase in national account sales, and (4) continued growth in sales of Solutions and Software products such as the senior housing, hospitality and voice mail systems. The voice mail systems are produced by a subsidiary of Comdial, Key Voice Technologies, Inc. ("KVT").

In 1999, net sales of Digital System products increased 10% to $88.5 million, compared with $80.5 million for 1998. In 1999, net sales of Solutions and Software products, including voice processing, increased 35% to $48.7 million compared with $36.2 million for 1998. Management expects sales of these two business segments to continue to grow in 2000 primarily due to (1) continued growth in Digital Systems and Solutions and Software products sold directly to end users through national accounts, (2) development of new products and new distribution channels offering integrated computer solutions, and (3) continued growth of Comdial's dealer base by recruiting larger and more sophisticated Platinum Preferred Dealers.

In 1999, net sales of the Analog and Other segment products decreased 13% to $10.8 million, compared with $12.3 million for 1998. Management expects sales of such products to continue to decrease in 2000. The decline in sales of Comdial's Analog and Other products began in the early 1990s and can be attributed to the market's transition to and development of digital products. Comdial expects to continue selling analog products for the foreseeable future primarily due to the installed base of analog systems that will require replacements and up-grades, but over the past several years has reduced and will continue to reduce the number of models offered.

Comdial provides reserves to cover product obsolescence for all its products and changes to those reserves impact gross profit. For the years 1999, 1998, and 1997, provisions for obsolescence totaled $0.5 million, $2.3 million, and $1.5 million, respectively. The reserve for obsolescence for 1999 was lower due to less raw material and finished goods obsolescence usage than in previous years. Future reserves will be dependent on management's estimates of the recoverability of inventory costs. Raw material obsolescence is mitigated by the commonality of component parts of digital and other products. Finished goods obsolescence is mitigated by the low level of inventory relative to sales.

The transition to digital and software solutions from analog products has positively affected Comdial's gross margin as features and functionality have grown in importance as compared to price. Gross margins have improved each year from 31% in 1993 to 44% in 1999.

In 1999, international sales decreased by 35% to $2.6 million compared with $4.0 million for 1998. Due to the international climate, distribution problems, and homologation issues dealing with the sale of digital products, Comdial has basically suspended its efforts in developing further international markets on its own. Homologation is the process of securing regulatory, safety, and network compliance approvals for the sale of telecommunications equipment in foreign countries. As many countries have different standards than the United States, this typically involves additional engineering modifications and compliance testing. Array Telecom Inc. ("Array") which was acquired in 1998, continues to pursue the international market selling its Internet Protocol ("IP") software products.

Gross profit, as a percentage of sales for 1999, was 44% compared with 41% for 1998. In 1999, gross profit increased by 23% to $65.6 million compared with $53.4 million for 1998. This increase was primarily attributable to increased sales of higher margin business segment products, such as Impact FX, Impact DXP, and solution products such as senior housing, hospitality and voice mail systems.

In 1999, gross profit for Digital System products increased by 11% to $34.7 million compared with $31.2 million for 1998. Digital Systems gross profit, as a percentage of sales for 1999, was 23% compared to 24% for 1998. This decrease was due to the special promotion on FX products at the beginning of 1999. Comdial expects the gross margin for this segment to increase gradually in the coming years primarily due to higher sales volume of its newer products along with cost reduction improvements.

In 1999, gross profit for Solutions and Software products increased by 47% to $28.4 million compared with $19.3 million for 1998. This increase is due to higher sales volume primarily of voice mail systems along with the increase in sales associated with national accounts. Solutions and Software gross profit, as a percentage of sales for 1999, was 58% compared with 53% for 1998. This increase was primarily due to higher sales of voice mail systems and software solutions that generate higher margins. Comdial expects volume in this business segment to continue to increase.

In 1999, gross profit for Analog and Other products decreased by 11% to $2.5 million compared with $2.8 million for 1998. This decrease is due to lower volume of sales, primarily of analog products which are being replaced by more technologically advanced products. The Analog and Other segments gross profit, as a percentage of sales, was 23% for 1999 and 1998.

Other costs including operating expenses, goodwill amortization, interest expense, other miscellaneous expenses, and income tax expenses or benefits cannot be allocated to the three segments. Comdial does not maintain information that would allow these costs to be broken into the various product segments and most of the costs are universal in nature.

Selling, general and administrative expenses ("SG&A") increased in 1999 by 18% to $40.2 million compared with $34.0 million for 1998. SG&A expenses, as a percentage of sales for 1999, increased to 27% compared with 26% for 1998. The primary reasons for the increase were (1) an increase in sales personnel to support the growth in national accounts and expanding computer-telephony integration ("CTI") markets, (2) higher promotional allowance costs associated with increased sales through Platinum and Preferred Dealers, and (3) higher marketing costs associated with advertising Comdial's products as well as the efforts to increase Comdial's name recognition in the various business markets.

Engineering, research and development expenses increased in 1999 by 33% to $9.7 million compared with $7.3 million for 1998. Engineering expenses, as a percentage of sales for 1999, increased to 7% compared with 6% for 1998. This increase was due to additional engineering personnel throughout Comdial along with the additional support costs.

Goodwill amortization expense decreased in 1999 by 16% to $3.2 million, compared with $3.8 million for 1998. This decrease is due primarily to the elimination of goodwill amortization expense associated with Comdial's acquisition in 1996 of Aurora Systems, Inc. ("Aurora"). Aurora at this time is non-operational and all goodwill associated with this acquisition has been written off.

Interest expense increased in 1999 by 34% to $1.6 million compared with $1.2 million for 1998. This increase is due to higher average debt levels with Bank of America, N.A. ("Bank of America"), formerly known as NationsBank, N.A., coupled with higher interest rates when compared to 1998 (see Note 6 to the Consolidated Financial Statements). The higher debt is primarily attributable to higher material purchases which correlated with higher sales.

Miscellaneous expense decreased by 49% for 1999 to $0.3 million, compared with $0.6 million for 1998. This decrease was primarily due to decreases in cash discounts allowed by Comdial to its customers.

Net income before income taxes, as a result of the foregoing, increased in 1999 by 64% to $10.5 million compared with $6.4 million in 1998. Major factors contributing to the increase in income for 1999 were increased sales of Digital Systems and Solutions and Software segment products that have higher margins. Management anticipates, assuming the continued strength in the economy, that these factors, which have led to significant increases in sales for 1999, will continue to have a positive influence on Comdial's performance in 2000.

Income tax expense (benefit) reflected an expense for 1999 of $2.7 million, compared with a tax benefit of $10.7 million for 1998. The tax expense recognized in 1999 was primarily due to the utilization of deferred tax benefits of $2.1 million that were generated from net operating losses ("NOLs") in previous years (see Note 7 to the Consolidated Financial Statements). Comdial will continue to pay taxes at the alternative minimum tax rate ("AMT") for future periods with the additional tax expense reducing Comdial's deferred tax asset generated by the recognition of its NOLs. This benefit recognition is primarily due to management's belief that the limitations set forth in Section 382 of the Internal Revenue Code are less likely to impair the Company's ability to utilize their NOLs.

1998 Compared with 1997
-----------------------

Net sales as reported for 1998 increased by 9% to $129.0 million, compared with $118.6 million in 1997. The increase in net sales for 1998 was primarily due to greater demand for Comdial's Digital Systems segment products and continued growth in sales of Solutions and Software products.

In 1998, net sales of Digital System products increased 15% to $80.5 million, compared with $70.2 million for 1997. In 1998, net sales of Solutions and Software products, including voice processing, increased 14% to $36.2 million compared with $31.6 million for 1997.

In 1998, net sales of the Analog and Other segment products decreased 26% to $12.3 million, compared with $16.8 million for 1997. The decline in sales of Comdial's Analog and Other products was due to the market's transition from analog products to digital which began in the early 1990s.

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

In 1998, gross profit for Solutions and Software products increased by 5% to $19.3 million compared with $18.4 million for 1997. This increase is due to a higher sales volume primarily of voice mail systems. Solutions and Software gross profit, as a percentage of sales for 1998, was 54% compared with 58% for 1997. This decrease was primarily due to installation costs associated with national accounts that generate lower margins.

In 1998, gross profit for Analog and Other products decreased by 25% to $2.8 million compared with $3.8 million for 1997. This decrease is due to lower sales, primarily of analog products which are being replaced by more technologically advanced products. The Analog and Other segments gross profit, as a percentage of sales for 1998, was 23% compared with 22% for 1997.

Selling, general and administrative expenses increased in 1998 by 17% to $34.0 million compared with $29.1 million for 1997. SG&A expenses, as a percentage of sales for 1998, increased to 26% compared with 25% for 1997. The primary reasons for the increase were (1) an increase in sales personnel to support the growth in national accounts and expanding CTI markets, (2) higher promotional allowance costs associated with increased sales through Platinum and Preferred Dealers, and (3) the additional costs associated with the acquisition of Array in the third quarter of 1998.

Engineering, research and development expenses increased in 1998 by 13% to $7.3 million compared with $6.5 million for 1997. Engineering expenses, as a percentage of sales for 1998 and 1997, was 6%. This expense increase was primarily due to increased expenses associated with the Array acquisition (see
Note 2 to the Consolidated Financial Statements).

Goodwill amortization expense increased in 1998 by 7% to $3.8 million, compared with $3.6 million for 1997. This increase is due primarily to the additional amortization of goodwill associated with the Array acquisition.

Interest expense decreased in 1998 by 28% to $1.2 million compared with $1.7 million for 1997. This decrease is due to lower average debt levels for the first six months of 1998 along with lower interest rates when compared to 1997 (see Note 6 to the Consolidated Financial Statements). In the first quarter of 1998, Comdial paid down an additional $3.5 million towards its debt with Fleet Capital Corporation ("Fleet"). Interest expense increased by 22% in the last half of 1998 when compared with the first half primarily due to the additional borrowings required for the Array acquisition.

Net income before income taxes, as a result of the foregoing, increased in 1998 by 9% to $6.4 million compared with $5.9 million in 1997. Major factors contributing to the increase in income and earnings per share for 1998 were increased sales of Digital Systems and Solutions and Software segment products that have higher margins.

Income tax expense (benefit) reflects a benefit in 1998 of $10.7 million compared with an expense of $0.1 million for 1997. This change was due to recognition of a deferred tax benefit of $11.5 million for 1998 compared with a benefit of $0.2 million for 1997. The tax benefits, recognized in 1998 and 1997, were a result of a reduction in the valuation allowance relating to Comdial's NOLs.

LIQUIDITY AND CAPITAL SOURCES

Comdial's financial position continues to improve when compared to previous years. In 1999, Comdial entered into a new financing arrangement with Bank of America that provides a line of credit up to $50 million. Comdial's continual improvement in its financial position along with the additional line of credit allows Comdial to finance working capital to accommodate the expected growth in the business.

The following table sets forth Comdial's cash and cash equivalents, current maturities on debt, and working capital at the dates indicated:

--------------------------------------------------------------------------
December 31,
In thousands                       1999             1998              1997
--------------------------------------------------------------------------
    Cash and cash equivalents    $1,917           $1,599            $3,131
    Current maturities of debt      471                6             3,701
    Working capital              49,244           31,649            16,676
--------------------------------------------------------------------------

All operating cash needs were funded for 1999 through a $50 million revolving credit facility provided by Bank of America. As of October 1998, Comdial and Bank of America signed a Credit Agreement (the "Credit Agreement") that is now funding all operational requirements as needed. Comdial reports the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows. Comdial considers outstanding checks to be a bank overdraft. As of December 31, 1999, Comdial's cash and cash equivalents were higher than December 31, 1998 by $0.3 million, due primarily to the timing of deposits at year end.

Accounts Receivable at December 31, 1999, increased by $16.7 million compared with December 31, 1998, primarily due to (1) record breaking sales in the fourth quarter of 1999, (2) a majority of those sales occurring in the latter stages of that quarter, and (3) the addition of two new Value Added Resellers ("VAR") that tend historically to have payment cycles longer than 30 days.

Prepaid expenses and other current assets at December 31, 1999, increased by $2.8 million compared with December 31, 1998, due to the recognition of additional deferred tax assets of $2.6 million that are projected to be used in 2000. The net deferred tax asset at December 31, 1999, decreased by $5.3 million compared with December 31, 1998. This decrease was due to the use of NOL's in 1999 and the reclass to current mentioned above (see Note 7 to the Consolidated Financial Statements). Other assets increased by $9.6 million primarily due to software development costs associated with new products, new software purchased for operations, and the additional asset relating to a new non qualified pension plan that was initiated in 1999.

Capital additions for 1999 were approximately $4.7 million. Such capital additions helped Comdial introduce new products as well as improve quality and reduce costs associated with new and existing products. Capital additions were funded by cash generated from operations and borrowing from the revolver. Cash expenditures for capital additions for 1999, 1998, and 1997 amounted to $3.9 million, $4.8 million, and $3.6 million, respectively. Management anticipates that approximately $6 million will be spent on capital additions during 2000. These additions will help Comdial meet its commitments to its customers by developing new products as well as increasing its capacity to produce high-tech products for the future. Comdial plans to fund all additions primarily through cash generated by operations.

Accounts payable at December 31, 1999, increased by $4.1 million when compared to December 31, 1998. This increase was primarily due to the timing of incoming material receipts for production.

Working capital at December 31, 1999, increased by $17.6 million when compared to 1998. This increase was primarily due to the additional sales in the latter half of the fourth quarter of 1999 which increased accounts receivable by 73%.

Comdial has a commitment from Bank of America for the issuance of letters of credit in an aggregate amount not to exceed $5 million at any one time. At December 31, 1999, there were no commitments under the letter of credit facility with Bank of America.

Long-term Debt, Including Current Maturities

Since October 1998, Bank of America held substantially all of Comdial's indebtedness. Prior to October 1998, Fleet held substantially all of Comdial's indebtedness. Comdial and Fleet in 1994 entered into a loan and security agreement (the "Loan Agreement") which was amended from time to time. The Loan Agreement provided Comdial with a $10.0 million acquisition loan (the "Acquisition Loan"), a $3.5 million equipment loan (the "Equipment Loan"), and a $12.5 million revolving credit loan facility (the "Revolver").

On  October  22,  1998,  Comdial  and  Bank of  America  entered  into a  Credit
Agreement. Bank of America agreed to provide Comdial with a $50 million revolving credit facility and a $5 million letter of credit subfacility. Comdial used $15.8 million under the revolving credit facility (the "Revolving Credit Facility") to pay off (1) all its remaining indebtedness to Fleet of $10.8 million, (2) amounts owed under Comdial's promissory note including interest to the former owners of KVT of $4.4 million, and (3) mortgages owed by KVT of $0.6 million.

The Revolving Credit Facility does not require a principal payment until August 31, 2003 with the option of possible credit extensions. See Note 6 to Comdial's Consolidated Financial Statements for additional information with respect to Comdial's loan agreements, long-term debt and available short-term credit lines.

Comdial believes that income from operations combined with amounts available from Comdial's current credit facilities will be sufficient to meet Comdial's needs for the foreseeable future.

Other Financial Information

During fiscal years 1999, 1998, and 1997, primarily all of Comdial's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

Year 2000

In early 1998, Comdial established a team (the "Year 2000 Team"), to evaluate whether, and to what extent, Comdial's products, information technology systems, facilities and production and distribution infrastructure may be affected by the Year 2000 and potential problems caused by the inability of certain computers and microprocessors to distinguish between the year 2000 and year 1900. This team reported to management as well as the audit committee on a quarterly basis as to events and items of interest that related to Year 2000 issues. The latest Year 2000 report was presented to both the audit committee and management in February 2000. Management believes that Comdial has properly addressed the Year 2000 issue in order to mitigate any adverse operational or financial consequences. At this time, there have not been any material effects or issues specifically dealing with the Year 2000. Comdial continues to monitor and review any new issues that may arise concerning Year 2000.

During 1999, Comdial implemented a requirement that its suppliers certify that all products, supplier's purchased products, and services provided to Comdial will not be adversely affected by the Year 2000. Comdial divided its suppliers into three categories with respect to Year 2000 compliance: (1) non-critical component suppliers, (2) critical component suppliers, and (3) sole source critical component suppliers. Comdial had received written confirmation of Year 2000 compliance for all three categories. Comdial also during 1999 performed on-site audits of some of the sole source suppliers that are critical to Comdial's operations.

Costs: As of December 31, 1999, cumulative costs incurred by Comdial specifically for the Year 2000 in aggregate totaled $0.6 million. This cost includes testing, new software, maintenance of existing software, PC replacements, and consultants. Comdial management believes that all issues and associated costs have been addressed.

Risk: There were various potential risks associated with the failure of Comdial's business or the business of significant third-party suppliers of Comdial to be Year 2000 ready. The possible failure of internal information systems to be Year 2000 ready could have resulted in some interruptions or disruptions of business. The possible failure of manufacturing facilities to be Year 2000 ready could have resulted in impaired manufacturing processes with delays in delivery of products until non-compliant components or conditions can be remedied or replaced. While Comdial believes that none of these situations has or will take place, there can be no assurance that there will not be a Year 2000 issue that may surface at a later date.

Contingency Plans: Comdial had various contingency plans in place to provide solutions for several possible Year 2000 issues. Based on management's knowledge to date, none of the contingency plans will be necessary.

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

In 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Comdial does not participate in any financial instruments that meet the definition of a derivative or hedging activity, and therefore, it is not expected that this statement will have any affect on Comdial's financial statements.

"SAFE HABOR"  STATEMENT UNDER THE PRIVATE  SECURITIES  LIGITATION  REFORM ACT OF
1995

Comdial's Annual Report contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly complex products, and other risks detailed from time to time in Comdial's filings with the Securities and Exchange Commission. These risks could cause Comdial's actual results for 2000 and beyond to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Comdial.

-------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------



To the Board of Directors and Stockholders of Comdial Corporation
  Charlottesville, Virginia

We have audited the accompanying consolidated balance sheets of Comdial Corporation and its subsidiaries ("Comdial") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Comdial's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Richmond, Virginia
January 28, 2000

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

/s/ William G. Mustain                               /s/ Tara Y. Harrison
William G. Mustain                                   Tara Y. Harrison

Chairman, President and                              Controller
Chief Executive Officer

-------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------
                                                                         December 31,
In thousands except par value                                     1999                    1998
-------------------------------------------------------------------------------------------------
Assets

     Current assets
        Cash and cash equivalents                                 $1,917                  $1,599
        Accounts receivable - net (less allowance for             39,700                  23,006
            doubtful accounts:  1999 - $302; 1998 - $198)
        Inventories                                               22,827                  21,434
        Prepaid expenses and other current assets                  7,633                   4,815
-------------------------------------------------------------------------------------------------
            Total current assets                                  72,077                  50,854
-------------------------------------------------------------------------------------------------

     Property - net                                               19,458                  18,023
     Net deferred tax asset                                       11,980                  17,257
     Goodwill                                                     11,207                  14,079
     Other assets                                                 18,352                   8,777
-------------------------------------------------------------------------------------------------
            Total assets                                        $133,074                $108,990
=================================================================================================

Liabilities and Stockholders' Equity
     Current liabilities
        Accounts payable                                         $15,135                 $11,034
        Accrued payroll and related expenses                       2,652                   2,942
        Accrued promotional allowances                             2,322                   1,877
        Other accrued liabilities                                  2,253                   3,346
        Current maturities of debt                                   471                       6
-------------------------------------------------------------------------------------------------
            Total current liabilities                             22,833                  19,205
-------------------------------------------------------------------------------------------------

     Long-term debt                                               31,795                  22,140
     Net deferred tax liability                                    2,622                   3,123
     Long-term employee benefit obligations                        4,216                   1,361
     Commitments and contingent liabilities (see Note 13)              -                       -
-------------------------------------------------------------------------------------------------
            Total liabilities                                     61,466                  45,829
-------------------------------------------------------------------------------------------------

     Stockholders' equity
        Common stock ($0.01 par value) and paid-in capital
            (Authorized 30,000 shares; issued shares
             outstanding: 1999 = 8,940; 1998 = 8,850)            116,626                 116,039
        Other                                                     (1,237)                 (1,243)
        Accumulated deficit                                      (43,781)                (51,635)
-------------------------------------------------------------------------------------------------
            Total stockholders' equity                            71,608                  63,161
-------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity          $133,074                $108,990
=================================================================================================

           The  accompanying  notes  are an  integral  part of  these  financial statements.

Consolidated Statements of Operations
---------------------------------------------------------------------------------------------------
                                                                  Years Ended December 31,
In thousands except per share amounts                        1999            1998           1997
------------------------------------------------------------------------------------------------------
Net sales                                                  $147,960        $128,977       $118,561
Cost of goods sold                                           82,353          75,597         71,218
---------------------------------------------------------------------------------------------------
        Gross profit                                         65,607          53,380         47,343
---------------------------------------------------------------------------------------------------

Operating expenses
     Selling, general & administrative                       40,229          34,034         29,069
     Engineering, research & development                      9,735           7,342          6,497
     Goodwill amortization                                    3,180           3,806          3,567
---------------------------------------------------------------------------------------------------
        Operating income                                     12,463           8,198          8,210
---------------------------------------------------------------------------------------------------

Other expense
     Interest expense                                         1,633           1,216          1,698
     Miscellaneous expense - net                                286             565            644
---------------------------------------------------------------------------------------------------
Income before income taxes                                   10,544           6,417          5,868
Income tax expense (benefit)                                  2,690         (10,737)           149
---------------------------------------------------------------------------------------------------
        Net income applicable to common stock                $7,854         $17,154         $5,719
===================================================================================================

Earnings per common share and common equivalent share:
        Basic                                                 $0.88           $1.94          $0.66
===================================================================================================
        Diluted                                               $0.87           $1.89          $0.65
===================================================================================================

Weighted average common shares outstanding:
        Basic                                                 8,948           8,843          8,684
        Diluted                                               8,989           9,081          8,767

                    The  accompanying  notes  are  an  integral  part  of  these financial statements.

----------------------------------------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
----------------------------------------------------------------------------------------------------------------

                                                             Deferred Stock
                                                -----------------------------------------
                                                Common Stock             Incentive                 Paid-in
In thousands                                     Shares     Amount    Shares       Amount          Capital
----------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1997                       8,678        $87         -           $-          $114,031
      Proceeds from sale of
         Common Stock:
         Notes receivable
         Stock options exercised                     32                                                 165
      Stock offering cost                                                                                (9)
      Deferred stock compensation                                                                         4
      Incentive stock issued                         12                                                  97
      Common stock issued for acquisitions:
         Key Voice Tech., Inc. ("KVT")               72          1                                      291
         Aurora Systems, Inc. ("Aurora")                                                                 (4)
 Net income
----------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1997                     8,794         88         -            -           114,575
      Proceeds from sale of
         Common Stock:
         Notes receivable
         Stock options exercised                     97          1                                      706
      Treasury Stock Purchased
      Deferred stock compensation                                                                        48
      Incentive stock issued                          3                    8           84                39
      Contingency stock issued for
         KVT acquisition                             72                                                 498
 Net income
----------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1998                     8,966         89         8           84           115,866
      Proceeds from sale of
         Common Stock:
         Notes receivable
         Stock options exercised                     10                                                  20
      Deferred stock compensation                                          7            6
      Incentive stock issued                          8          1                                       53
      Contingency stock issued for :
         KVT acquisition                             72          1                                      303
         Array acquisition                                                                              203
 Net income
 Balance at December 31, 1999                     9,056        $91        15           90          $116,445
================================================================================================================





                                                                          Notes
                                                Treasury Stock          Receivable
                                            ----------------------       on Sale         Retained
In thousands                                 Shares         Amount       of Stock        Earnings           Total
-------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 1997                    (97)          ($878)        ($168)         ($74,508)        $38,564
      Proceeds from sale of
         Common Stock:
         Notes receivable                                                      7                                 7
         Stock options exercised                                                                               165
      Stock offering cost                                                                                       (9)
      Deferred stock compensation                                                                                4
      Incentive stock issued                                                                                    97
      Common stock issued for acquisitions:
         Key Voice Tech., Inc. ("KVT")                                                                         292
         Aurora Systems, Inc. ("Aurora")                                                                        (4)
 Net income                                                                                  5,719           5,719
-------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1997                  (97)           (878)         (161)          (68,789)         44,835
      Proceeds from sale of
         Common Stock:
         Notes receivable                                                      5                                 5
         Stock options exercised                                                                               707
      Treasury Stock Purchased                 (19)           (209)                                           (209)
      Deferred stock compensation                                                                               48
      Incentive stock issued                                                                                   123
      Contingency stock issued for
         KVT acquisition                                                                                       498
 Net income                                                                                 17,154          17,154
-------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1998                 (116)         (1,087)         (156)          (51,635)         63,161
      Proceeds from sale of
         Common Stock:
         Notes receivable                                                      6                                 6
         Stock options exercised                                                                                20
      Deferred stock compensation                                                                                6
      Incentive stock issued                                                                                    54
      Contingency stock issued for :
         KVT acquisition                                                                                       304
         Array acquisition                                                                                     203
 Net income                                                                                  7,854           7,854
 Balance at December 31, 1999                 (116)        ($1,087)        ($150)         ($43,781)        $71,608
===================================================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------
                                                                      Years Ended December 31,
In thousands                                                     1999            1998           1997
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Cash received from customers                               $134,502        $120,967        $118,657
    Other cash received                                           1,286           2,398           1,219
    Interest received                                                58              30              19
    Cash paid to suppliers and employees                       (136,836)       (121,217)       (108,304)
    Interest paid on debt                                        (1,579)         (1,376)         (1,565)
    Interest paid under capital lease obligations                   (54)            (11)            (18)
    Income taxes paid                                              (503)           (824)           (310)
--------------------------------------------------------------------------------------------------------
       Net cash provided (used) by operating activities          (3,126)            (33)          9,698
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of Array Telecom Corp. ("Array")                         -          (5,880)              -
    Acquisition cost for Key Voice Technologies                       -               -              (4)
    Acquisition cost for Array                                       (5)           (246)              -
    Proceeds received from the sale of FastCall                       -             290               -
    Proceeds from the sale of equipment                               1             158              22
    Capital expenditures                                         (3,935)         (4,842)         (3,609)
--------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                     (3,939)        (10,520)         (3,591)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from borrowings                                          -               -           2,216
    Net borrowings under revolver agreement                       7,464          22,132          (1,749)
    Proceeds from issuance of common stock                           20             498             162
    Principal payments on debt                                        -         (13,546)         (3,693)
    Principal payments under capital lease obligations             (101)            (63)            (92)
--------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities           7,383           9,021          (3,156)
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                318          (1,532)          2,951
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                    1,599           3,131             180
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $1,917          $1,599          $3,131
========================================================================================================
Reconciliation of net income to net cash provided by
  operating activities:

 Net Income                                                      $7,854         $17,154          $5,719
--------------------------------------------------------------------------------------------------------
    Depreciation and amortization                                 9,642           8,829           8,634
    Change in assets and liabilities (for 1998, net of
       effect from the purchase of Array)
    Increase in accounts receivable                             (16,694)         (9,186)         (4,160)
    Inventory provision                                             487           2,286           1,509
    Increase in inventory                                        (1,880)         (5,219)           (410)
    Increase in other assets                                    (11,278)         (5,431)         (2,956)
    Decrease (increase) in net deferred tax assets                2,147         (11,496)           (220)
    Increase in accounts payable and bank overdrafts              4,101           1,805           1,085
    Increase (decrease) in other liabilities                      1,917             654             399
    Array asset value at acquisition                                  -            (103)              -
    Increase in other equity                                        578             674              98
--------------------------------------------------------------------------------------------------------
       Total adjustments                                        (10,980)        (17,187)          3,979
--------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                ($3,126)           $(33)         $9,698
========================================================================================================

                           The accompanying  notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 1999, 1998, and 1997

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The  consolidated   financial   statements   include  the  accounts  of  Comdial
Corporation and its subsidiaries ("Comdial"). All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

Comdial is a United States ("U.S.") based manufacturer of business communication systems. Comdial's principal customers are small to medium sized businesses throughout the U.S. and certain international markets. The distribution network consists of four major distributors, other supply houses, dealers, other direct channels, and independent interconnects. The dynamic, high-technology industry in which Comdial participates is very competitive.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities at December 31, 1999. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term liquid investments with maturities, when purchased, of less than 90 days that are readily convertible into cash. Under Comdial's current cash management policy, borrowings from the revolving credit facility are used for general operating purposes. The revolving credit facility is reduced by cash receipts that are not needed for daily operations. Bank overdrafts of $2.2 million and $3.3 million are included in accounts payable at December 31, 1999 and 1998, respectively. Bank overdrafts are outstanding checks that have not (1) cleared the bank or (2) been funded by the revolving credit facility. The revolving credit facility activity is reported on a net basis on the Consolidated Statements of Cash Flows.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property/Depreciation

Property is recorded at cost. Depreciation is computed using the straight-line method for all buildings, land improvements, machinery and equipment, and capitalized lease property over their estimated useful lives. Expenditures for maintenance and repairs of property are charged to expense. Improvements and repairs, which extend economic lives, are capitalized. In 1999 and 1998, Comdial expensed certain computer hardware and software due to the rapid change in technology that has effected a need for continual replacements. In 1999, some of the major expenditures for computer hardware and software have been through operating or capital leases. Prior to 1998, all computer and software costs were capitalized or acquired through operating leases.

The estimated useful lives are as follows:

Buildings                                                 30 years
Land Improvements                                         15 years
Machinery and Equipment                                    7 years
Computer Hardware Equipment and Tooling                    5 years

Other Long-lived Assets

Long-lived assets are amortized based on the assets' useful lives. The cost in excess of net assets of consolidated business acquired is amortized over periods ranging from 5 to 8 years. Long-lived assets are reviewed for impairment as circumstances change that might effect those assets. Impairment loss is not recognized unless a portion of the carrying amount of an asset is no longer recoverable using a test of recoverability which is the net of the expected future undiscounted cash flows.

Capitalized Software Development Costs

In 1999, 1998, and 1997, Comdial incurred costs associated with the develop-ment of software related to Comdial's various products. The accounting for such software costs is in accordance with SFAS No. 86 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"). The amortization period is over three years which is the short end of the product life cycle. The three year straight line method for software amortization causes greater expense for each period versus using the revenue method. The total amount of unamortized software development cost included in other assets is $5.5 million and $4.5 million at December 31, 1999 and 1998, respectively. The amounts capitalized were $2.9 million, $2.8 million, and $2.0 million, of which $1.8 million, $1.4 million, and $1.0 million were amortized in 1999, 1998, and 1997, respectively. Comdial also capitalizes costs associated with product software development performed by outside contract engineers. The total amount of unamortized outside contract development cost included in other assets is $3.3 million and $2.1 million at December 31, 1999 and 1998, respectively. The amount capitalized was $1.8 million, $1.5 million, and $0.5 million, of which $0.6 million, $0.4 million, and $0.6 million was amortized in 1999, 1998 and 1997, respectively.

Postretirement Benefits Other Than Pension

Comdial accrues estimated costs relating to health care and life insurance benefits. In 1999, 1998, and 1997, Comdial expensed $137,000, $87,000, and
$64,000, respectively.

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

Earnings per Common Share and Common Equivalent Share

For 1999, 1998, and 1997, earnings per common share ("EPS") were computed for both basic and diluted EPS based on Statement of Financial Accounting Standards ("SFAS") No. 128. Basic EPS for all years presented were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares including any possible contingent shares. For 1999, 1998, and 1997, diluted EPS were computed by dividing income attributable to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period plus (in periods in which they had a dilutive effect) the effect of common shares contingently issuable, primarily from stock options.

Reclassifications

Amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2.  ACQUISITIONS & DISPOSALS

On December 31, 1997, Aurora Systems Inc. ("Aurora") sold all of its rights, title and interest in the FastCall product, Aurora's primary asset, to Spanlink Communications, Inc. Aurora may receive, over a five year period, royalties totaling up to $1.1 million with a minimum guarantee of $0.6 million at the end of that period.

On July 14, 1998, Comdial acquired the internet telephony gateway product VOIPgate.com and the related assets and business of Array Telecom Corporation ("Array") from Array Systems Computing Inc. ("ASCI"). ASCI was located in Toronto, Ontario, Canada. The purchase price was approximately $5.9 million. The funds used for the acquisition came from cash generated by operations and a revolving credit facility. The principal asset purchased was the intellectual property associated with VOIPgate software, an internet protocol based telephony software platform.

NOTE 3.  INVENTORIES

Inventory consists of the following:

-----------------------------------------------------------------------------
December 31,
In thousands                                       1999                  1998
-----------------------------------------------------------------------------
     Finished goods                              $8,763                $8,507
     Work-in-process                              4,556                 3,568
     Materials and supplies                       9,508                 9,359
                                                  -----                 -----
       Total                                    $22,827               $21,434
                                                =======               =======

-----------------------------------------------------------------------------

Comdial provides reserves to cover product obsolescence and those reserves impact gross margin. Future reserves will be dependent on management's estimates of the recoverability of costs from inventory. Raw material obsolescence is mitigated by the commonality of component parts and finished goods by the low level of inventory relative to sales.

NOTE 4.  PROPERTY

Property consists of the following:

------------------------------------------------------------------------------
December 31,
In thousands                                          1999               1998
------------------------------------------------------------------------------
 Land                                                 $656               $656
Buildings and improvements                          15,035             14,582
Machinery and equipment                             37,517             33,514
Less accumulated depreciation                      (33,750)           (30,729)
                                                   -------            -------
  Property - Net                                   $19,458            $18,023
                                                   =======            =======
------------------------------------------------------------------------------

Depreciation expense charged to operations for the years 1999, 1998, and 1997, was $3.3 million, $2.8 million, and $2.8 million, respectively.

NOTE 5.  LEASE OBLIGATIONS

Comdial and its subsidiaries have various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:

------------------------------------------------------------------------------
Year Ending December 31,                            Capital          Operating
In thousands                                         Leases            Leases
------------------------------------------------------------------------------
 2000                                                 $689             $3,445
   2001                                                689              2,211
   2002                                                685              1,716
   2003                                                685              1,250
   2004 and thereafter                                 538              3,858
                                                    ------            -------
     Total minimum lease commitments                 3,286            $12,480
                                                                      =======
  Less amounts representing interest
    and other costs                                   (616)
                                                    ------
  Principal portion of minimum lease
    commitments at December 31, 1999                $2,670
                                                    ======
------------------------------------------------------------------------------

Assets recorded under capital leases (included in property in the accompanying Consolidated Balance Sheets) are as follows:


------------------------------------------------------------------------------
December 31,
In thousands                                        1999                1998
------------------------------------------------------------------------------
     Machinery and equipment                          $-                 $41
     Less accumulated depreciation                    (-)                (24)
                                                      --                 ---
        Property - Net                                $-                 $17
                                                      ==                 ===

------------------------------------------------------------------------------

For 1999 and 1997, Comdial entered into new capital lease obligations which amounted to approximately $2.8 million and $18,000, respectively. During 1998 Comdial did not enter into any new capital leases. All capital lease balances as of December 31, 1999, are for intangible assets such as software.

Operating leases and rentals are for office space and factory and office equipment. Total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 1999, 1998, and 1997, were $2.6 million, $2.2 million, and $1.9 million, respectively.

NOTE 6.  DEBT

Prior to October 1998, Fleet Capital Corporation ("Fleet") had held substantially all of Comdial's indebtedness. Comdial and Fleet entered into a loan and security agreement (the "Loan Agreement") which was amended from time to time. The Loan Agreement provided Comdial with a $10.0 million acquisition loan (the "Acquisition Loan"), a $3.5 million equipment loan (the "Equipment Loan"), and a $12.5 million revolving credit loan facility (the "Revolver"). The Loan Agreement was effective until February 1, 2001 and the agreement would automatically renew itself for one-year periods thereafter.

On October 22, 1998, Comdial and Bank of America, N.A. ("Bank of America") formerly NationsBank, N.A., entered into a credit agreement (the "Credit Agreement"). The Credit Agreement provides Comdial with a $50 million revolving credit facility and a $5 million letter of credit subfacility. Comdial used $15.8 million under the revolving credit facility (the "Revolving Credit Facility") to pay off (1) all its indebtedness of $10.8 million to Fleet, (2) $4.4 million representing amounts owed under Comdial's promissory note including interest to the former owners of KVT, and (3) $606,000 of mortgages owed by KVT.

Long-term debt consists of the following:

------------------------------------------------------------------------------
December 31,
In thousands                                          1999             1998
------------------------------------------------------------------------------
   Revolving credit facility (1)                    $29,596           $22,132
   Capitalized leases (2)                             2,670                14
                                                     ------            ------
     Total debt                                      32,266            22,146
   Less current maturities on debt                      471                 6
                                                    -------           -------
     Total long-term debt                           $31,795           $22,140
                                                    =======           =======
------------------------------------------------------------------------------

     (1) On October 22, 1998, Comdial borrowed $15.8 million under the Revolving Credit Facility from Bank of America which was used to pay off other existing loans. The loan made pursuant to the Credit Agreement with Bank of America carries an interest rate based on the LIBOR daily rate plus the applicable margin and does not require monthly principal payments. The interest rate can be adjusted quarterly based on Comdial's ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), which allows the rates to vary from plus 0.75% to 1.50% above the LIBOR daily rate. As of December 31, 1999 and 1998, Comdial's borrowing LIBOR rates were 6.58% and 6.30%, which includes an additional applicable margin of 0.75% for both years.

This Revolving Credit Facility with Bank of America can be used by Comdial for working capital, equipment purchases, to finance permitted acquisitions, and for other general corporate purposes. The Bank of America Revolving Credit Facility (as defined in the Credit Agreement) does not require payment until August 31, 2003 with the option of possible credit extensions.

     (2) Capital leases are with various financing entities and are payable based on the terms of each individual lease (see Note 5).

The Bank of America Credit Agreement also gives Comdial a letter of credit subfacility of $5.0 million, which is part of the Revolving Credit Facility, as commitments occur. At December 31, 1999 and 1998, the amount of commitments under the letter of credit facility with Bank of America was $0 and $52,000, respectively.

Debt Covenants

Prior to October 1998, Comdial's indebtedness to Fleet was secured by liens on Comdial's accounts receivable, inventories, intangibles, land, and all other property. Among other restrictions, the amended Loan Agreement contained certain financial covenants that require specified levels of consolidated tangible net worth, profitability, and other certain financial ratios. The Fleet agreement was amended from time to time.

Effective October 1998, Comdial's indebtedness with Bank of America is secured by liens on all Comdial's properties and assets. The Credit Agreement with Bank of America contains certain financial covenants that relate to specified levels of consolidated net worth and other financial ratios. As of December 31, 1999, Comdial was in compliance with all the covenants and terms of Bank of America's Credit Agreement.

NOTE 7.  INCOME TAXES

The components of the income tax expense for the years ended December 31 are as follows:

-------------------------------------------------------------------------------
In thousands                              1999              1998          1997
-------------------------------------------------------------------------------
     Current -  Federal                   $410              $393          $200
                State                      133               369           168
     Deferred - Federal                  1,573            (9,730)         (214)
                State                      574            (1,769)           (5)
                                        ------            ------            --
       Total provision (benefit)        $2,690          ($10,737)         $149
                                        ======           =======          ====
-------------------------------------------------------------------------------

The income tax provision reconciled to the tax computed at statutory rates for the years ended December 31, is summarized as follows:

-----------------------------------------------------------------------------------------
In thousands                                      1999              1998             1997
-----------------------------------------------------------------------------------------
    Federal tax at statutory rate
    (35% in 1999, 1998, and 1997)               $3,691            $2,246           $2,054
    State income taxes (net of federal tax
    benefit)                                       764              (924)             109
    Nondeductible charges                          707               411              544
    Other adjustments                             (124)              519              200
    Utilization of operating loss carryover         -                 -            (2,539)
    Expiring business credits                      504                -                -
  Adjustment of valuation allowance             (2,852)          (12,989)            (219)
                                                ------           -------             ----
      Income tax provision (benefit)            $2,690          ($10,737)            $149
                                                ======           =======             ====
-----------------------------------------------------------------------------------------

Net deferred tax assets of $14.8 million and $17.0 million have been recognized in the accompanying Consolidated Balance Sheets at December 31, 1999 and 1998, respectively. The components of the net deferred tax assets are as follows:

------------------------------------------------------------------------------
December 31,
In thousands                                          1999            1998
------------------------------------------------------------------------------
    Total deferred tax assets                       $17,545         $23,045
    Total valuation allowance                          (114)         (2,966)
                                                       ----          ------
     Total deferred tax assets - net                 17,431          20,079
    Total deferred tax liabilities                   (2,622)         (3,123)
                                                     ------          ------
     Total                                          $14,809         $16,956
                                                    =======         =======
------------------------------------------------------------------------------

The valuation allowance decreased $2.9 million during the year ended December 31, 1999. The decrease was primarily related to (1) the re-evaluation of the future utilization of net operating losses ("NOLs"), and (2) the expiration of tax credits. Comdial periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. Section 382 of the Internal Revenue Code limits an organization's ability to utilize tax benefits in the event that there is change in ownership of 50% or more of the organizations during any three-year period. Since Comdial's stock offering in August 1995, which resulted in a significant change in ownership, management was concerned that cumulative changes in ownership of Comdial could trigger the limitations set forth in Section 382 and adversely affect Comdial's ability to utilize certain tax benefits. With the passage of the third fiscal quarter of 1998, the ownership changes occasioned by the stock offerings will no longer be included in the time period measured under
Section 382. Accordingly, management believes that it is more likely than not that Comdial will realize its tax benefits. However, the tax benefits could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or a limitation based on section 382 occurs before NOLs are utilized.

Comdial has net operating loss and credit carryovers of approximately $13.8 million and $1.5 million, respectively, which, if not utilized, will expire as follows:

------------------------------------------------------------------------------
In thousands                             Net Operating
  Expiration Dates                         Losses                 Tax Credits
------------------------------------------------------------------------------
  2000                                        $-                   $66
    2001                                   2,107                     -
    2002                                   6,486                     -
    2003                                       7                     -
    2004                                   2,200                     -
    After 2004                             2,970                 1,447
                                          ------                ------
       Total                             $13,770                $1,513
                                         =======                ======
-----------------------------------------------------------------------------

The components of the net deferred tax assets (liabilities) at December 31, 1999 and 1998 are as follows:

-------------------------------------------------------------------------------
Deferred Assets (Liabilities)                              Deceember 31,
In thousands                                        1999                  1998
--------------------------------------------------------------------------------
     Net loss carryforwards                        $4,984               $12,781
     Tax credit carryforwards                       1,513                 1,608
     Inventory write downs and capitalization       1,937                 1,794
     Pension                                           26                   246
     Postretirement                                   280                   297
     Compensation and benefits                        409                   357
     Capitalized software development costs         1,033                   438
     Contingencies                                   (359)                  589
     Other deferred tax assets                         99                    82
Fixed asset depreciation                           (2,216)               (2,522)
     Goodwill amortization                          2,405                 1,692
     Research and development expenditures          5,218                 3,161
     State taxes                                     (406)                 (601)
     Other deferred tax liabilities                    -                      -
                                                  -------               -------
     Net deferred tax asset                        14,923                19,922
     Less:  Valuation allowance                      (114)               (2,966)
                                                  -------               -------
        Total                                     $14,809               $16,956
                                                  =======               =======
-------------------------------------------------------------------------------

NOTE 8:  EARNINGS PER SHARE

For the three years ending December 31, 1999, 1998 and 1997, earnings per common share ("EPS") were computed for both basic and diluted EPS to conform to Statement of Financial Accounting Standards ("SFAS") No. 128. Basic EPS for the three years presented were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares including any possible contingent shares. For the three years, diluted EPS were computed by dividing income attributable to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period plus (in periods in which they had a dilutive effect) the effect of common shares contingently issuable, primarily from stock options. The following table discloses the annual information.

-------------------------------------------------------------------------------
   Year                            Numerator         Denominator          EPS
-------------------------------------------------------------------------------
    1999  Basic EPS                 $7,854,000         8,947,559          $0.88
           Diluted                  $7,854,000         8,989,080          $0.87

    1998  Basic EPS                $17,154,000         8,843,357          $1.94
           Diluted                 $17,154,000         9,081,070          $1.89

    1997  Basic EPS                 $5,719,000         8,683,790          $0.66
           Diluted                  $5,719,000         8,767,353          $0.65

-------------------------------------------------------------------------------


NOTE 9.  PENSION AND SAVINGS PLANS

Comdial currently has two pension plans that provide benefits based on years of service and an employee's compensation during the employment period. One plan is a qualified plan for all the employees of Comdial and the other, which was initiated in April of 1999, is a non-qualified plan ("Retirement Benefit Restoration Plan"). The non-qualified plan is strictly for executive officers and/or highly compensated employees who are designated as a participant of the plan by the Compensation Committee of Comdial. The non-qualified plan is not funded.

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

The following table sets forth the change in benefit obligations of the qualified pension plans and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1999 and 1998.


------------------------------------------------------------------------------
In thousands                                      1999              1998

    Benefit obligation at beginning of year      $22,432           $18,541
    Service cost                                   1,758             1,575
    Interest cost                                  1,692             1,334
    Actuarial loss (gain)                         (3,101)            1,435
    Benefits paid                                   (543)             (453)
    Amendments                                     3,548                 -
                                                 -------           -------
       Benefit obligation at December 31         $25,786           $22,432
                                                 =======           =======

------------------------------------------------------------------------------

The following tables sets forth the change in plan assets of the pension plans and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1999 and 1998.

-----------------------------------------------------------------------------------
In thousands                                                 1999              1998
-----------------------------------------------------------------------------------
    Fair value of plan assets at beginning of year        $21,402           $19,025
    Actual return on plan assets                            1,704             1,400
    Employer contribution                                   1,517             1,430
    Benefits paid                                            (543)             (453)
                                                          -------           -------
       Fair value of plan assets at December 31           $24,080           $21,402
                                                          =======           =======

Funded status                                             ($1,706)          ($1,030)
Unrecognized transition obligation (asset)                      -               (29)
Unrecognized actuarial (gain) or loss                      (2,507)              590
Unrecognized prior service cost                             3,210              (185)
                                                            -----              ----
Net amount recognized                                     ($1,003)            ($654)
                                                          =======             =====

Amounts recognized in the Consolidated Balance Sheets consist of:

    Prepaid benefit cost                                    ($654)            ($668)
    Intangible asset                                        2,400                 -
    Accrued benefit liability                              (4,265)           (1,417)
    Contributions during fiscal year                        1,516             1,431
                                                          -------             -----
       Net amount recognized                              ($1,003)            ($654)
                                                          =======             =====
-----------------------------------------------------------------------------------

Assumptions used in accounting for the plans as of December 31 were as follows:

                                            1999          1998         1997
----------------------------------------------------------------------------
    Discount rate                          8.00%          7.00%        7.00%
    Expected return on plan assets         9.00%          9.00%        9.00%
    Rate of compensation increase          4.50%          4.50%        4.00%
----------------------------------------------------------------------------

Net periodic pension cost for 1999, 1998, and 1997 included the following components:

-------------------------------------------------------------------------------------
In thousands                                  1999             1998              1997
-------------------------------------------------------------------------------------
Change in benefit obligation:
    Service cost                            $1,758           $1,575            $1,226
    Interest cost                            1,692            1,334             1,047
    Expected return on plan assets          (1,777)          (1,490)           (1,247)
    Amortization of prior service cost         124              (63)              (63)
    Recognized actuarial loss                   68               61                 -
                                            ------           ------              ----
       Net periodic pension cost            $1,865           $1,417              $963
                                            ======           ======              ====
-------------------------------------------------------------------------------------

In addition to providing pension benefits, Comdial contributes to a 401(k) plan, based on an employee's contributions. Effective for 1998, participants can contribute from 1% to 17% of their salary and Comdial will match contributions equal to 50% of the participant's contribution up to the first 6%. Prior to 1998, Participants could contribute from 2% to 12.5% of their salary as defined in the terms of the plan and Comdial would match contributions equal to 25% of the participant's contributions up to the first 10%. Comdial's total expense for the matching portion to the 401(k) plan for 1999, 1998, and 1997 was $0.6 million, $0.4 million, and $0.4 million, respectively.

NOTE 10.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The effect of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on income from continuing operations for 1999, 1998, and 1997 was an expense of $137,000, $87,000, and $64,000, respectively. Comdial provides certain health care coverage (until age 65), which is subsidized by the retiree through insurance premiums paid to Comdial, and life insurance benefits for substantially all of its retired employees. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits. In 1993, when SFAS No. 106 went into effect, Comdial elected to amortize the cumulative effect of this obligation over 20 years (see unrecognized transition obligation in the following table).

The following table sets forth the change in postretirement benefit obligations and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1999 and 1998.


------------------------------------------------------------------------------
In thousands                                           1999               1998

    Benefit obligation at beginning of year           $1,011              $840
    Service cost                                          37                19
    Interest cost                                         74                68
    Plan participants' contributions                      16                58
    Actuarial loss/(gain)                                (16)              186
    Benefits paid                                        (48)             (160)
    Amendments                                             -                 -
                                                      ------            ------
Benefit obligation at December 31                     $1,074            $1,011
                                                      ======            ======

------------------------------------------------------------------------------

The following tables set forth the change in plan assets of the postretirement benefits and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 1999 and 1998.

------------------------------------------------------------------------------------
In thousands                                                  1999              1998
------------------------------------------------------------------------------------
    Fair value of plan assets at beginning of year            $  -              $  -
    Actual return on plan assets                                 -                 -
    Employer contribution                                       32               102
    Plan participants' contributions                            16                58
    Benefits paid                                              (48)             (160)
                                                              ----              ----
        Fair value of plan assets at December 31              $  -              $  -
                                                              ====              ====



                                       67

Funded status                                              ($1,074)          ($1,011)
    Unrecognized transition obligation                       1,182             1,267
    Unrecognized actuarial gain                               (902)             (944)
    Unrecognized prior service cost                              -                 -
                                                             -----             -----
        Net amount recognized                                ($794)            ($688)
                                                             =====             =====

Amounts recognized in the Consolidated Balance Sheets:
    Prepaid benefit cost                                     ($688)            ($703)
    Accrued benefit liability                                 (137)              (87)
    Contributions during fiscal year                            31               102
                                                             -----             -----
        Net amount recognized                                ($794)            ($688)
                                                             =====             =====
------------------------------------------------------------------------------------

Assumptions used in accounting for the plans as of December 31 were as follows:


-------------------------------------------------------------------
                        1999              1998             1997
-------------------------------------------------------------------
  Discount rate         8.00%             7.00%            7.50%
-------------------------------------------------------------------


For measurement purposes, an 7.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.25% for 2005 and remain at that level thereafter.

Net periodic pension cost for 1999, 1998, and 1997 included the following components:

------------------------------------------------------------------------------
In thousands                               1999             1998        1997
------------------------------------------------------------------------------
Change in benefit obligation:
    Service cost                            $37              $19         $22
    Interest cost                            74               68          60
    Expected return on plan assets            -                -           -
    Amortization of prior service cost       91               91          91
    Recognized actuarial gain               (65)             (91)       (109)
                                           ----              ---        ----
        Net periodic pension cost          $137              $87         $64
                                           ====              ===         ===
------------------------------------------------------------------------------

Assumed health care cost trend rates could have a significant effect on the amounts reported for the health care plans. A one-percentage change in assumed health care cost trend rates would have the following effects:

------------------------------------------------------------------------------
                                             One-percentage-  One-percentage-
In thousands                                  Point Increase   Point Decrease
------------------------------------------------------------------------------
  Effect on total of service and interest
    cost components                                 $ 9              ($7)
  Effect on postretirement benefit obligation       $58             ($51)
------------------------------------------------------------------------------


NOTE 11.  STOCK-BASED COMPENSATION PLANS

As of December 31, 1999, Comdial had two basic stock-based compensation plans. The 1992 Stock Incentive Plan (the "Stock Incentive Plan") provides for stock options to purchase shares of Common Stock which may be granted to officers, directors, and certain key employees as additional compensation. Pursuant to the terms of the 1992 Non-employee Directors Stock Incentive Plan (the "Directors Stock Incentive Plan"), each non-employee director shall be awarded 3,333 shares of Comdial's Common Stock for each fiscal year Comdial reports income. In January 1997, in accordance with the terms of the Directors Stock Incentive Plan, the Board of Directors adopted a resolution suspending 833 of the 3,333 shares of Comdial's common stock automatically awarded to non-employee directors under such circumstances. In 1999, each non-employee director was awarded 2,500 shares related to income earned by Comdial for fiscal year 1998. The plans are composed of stock options, restricted stock, nonstatutory stock, and incentive stock. Comdial's incentive plans are administered by the Compensation Committee of Comdial's Board of Directors.

As of December 31, 1999, there were 1.6 million shares of Comdial's Common Stock reserved for issuance under Comdial's 1992 Stock Incentive Plan that had been approved by the stockholders in 1996. Comdial has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to stock purchases amounted to $150,000, $156,000, and $161,000 at December 31, 1999, 1998, and 1997, respectively, and have been deducted from Stockholders' Equity.

Options granted for years 1999 and 1998 have a maximum term of ten years and vest over a three-year period. Options become exercisable in installments of 33% per year on each of the first through the third anniversaries of the grant date. All options granted through the Stock Incentive Plan are granted at an exercise price equal to the market price of Comdial's Common Stock on the grant date. In 1998, Comdial granted 120,000 shares of nonstatutory stock options at the current fair market value at grant date. These options were issued outside of the 1992 Stock Incentive Plan. These options vest over a four to six year period.

Comdial applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan other than the performance based option that is part of the plan for its directors. Common Stock has been issued by Comdial to its directors for years that show positive net income. The compensation cost that has been charged against income for its director's performance-based stock was $85,000, $148,000, and $97,000 for 1999, 1998, and 1997, respectively.

Information regarding stock options is summarized below:

----------------------------------------------------------------------------------------------------------
                                        1999        (1)         1998        (1)       1997         (1)
----------------------------------------------------------------------------------------------------------
Options outstanding,
    January 1;                     1,104,213      $8.93      859,729      $8.08     659,524      $7.95
    Granted                          220,433       7.51      405,316      10.42     298,450       8.25
    Exercised                         (8,228)      2.34      (96,602)      7.17     (32,216)      5.43
    Terminated                      (236,630)      9.08      (64,230)      9.61     (66,029)      8.79
                                   ---------               ---------                -------
       Options outstanding,
       December 31;                1,079,788       8.66    1,104,213       8.93     859,729      8.08
                                   =========               =========                =======
    Options exercisable,
    December 31;                     598,468       8.57      474,175       8.05     342,880       7.46
    Per share ranges of options outstanding
       at December 31                    $1.41-$13.50            $1.41-$13.50           $1.41-$11.75
    Dates through which options outstanding
      at December 31,
       were exercisable                1/2000-12/2009            1/99-12/2008           1/98-12/2007

 (1)  Fair value weighted-average exercise price at grant date.
--------------------------------------------------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1999:

---------------------------------------------------------------------------------------------------
                                 Options Outstanding                       Options Exercisable
                               -----------------------                   -----------------------
                                             Weighted-
                                Number        Average     Weighted-         Number        Weighted-
 Range of                    Outstanding     Remaining    Average        Exercisable       Average
 Exercise                         at        Contractual   Exercise            at           Exercise
 Prices                        12/31/99         Life        Price          12/31/99          Price
---------------------------------------------------------------------------------------------------
    $1.41   to    3.00          42,436           2.0        $1.78            42,436           $1.78
     5.73   to    7.77         339,259           6.8         7.41           142,357            7.31
     8.12   to    9.38         433,304           6.6         8.83           284,235            9.06
    10.50   to   13.50         264,789           6.7        11.07           129,440           11.09
                             ---------                                      -------
     1.41   to   13.50       1,079,788           6.5         8.66           598,468            8.57
                             =========                                      =======
---------------------------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

------------------------------------------------------------------------------
                                       1999           1998           1997
------------------------------------------------------------------------------
  Risk-free interest rate              5.15%          4.72%          5.51%
  Expected life                        6.50           7.78           3.65
  Expected volatility                    65%            68%            73%
  Expected dividends                   none           none           none
------------------------------------------------------------------------------

If compensation cost for Comdial's Stock Incentive Plans had been determined based on the fair value at the grant dates for awards under the plan, consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, Comdial's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-----------------------------------------------------------------------------
 In thousands except per share amounts             1999      1998       1997
-----------------------------------------------------------------------------
  Net income:           As reported              $7,854    $17,154     $5,719
                        Compensation expense        139      1,233        525
                        Pro forma                $7,715    $15,921     $5,194

  Basic earnings per share:
                        As reported               $0.88      $1.94      $0.66
                        Pro forma                 $0.86      $1.80      $0.60

  Diluted earnings per share:
                        As reported               $0.87      $1.89      $0.65
                        Pro forma                 $0.86      $1.75      $0.59
-----------------------------------------------------------------------------

NOTE 12.  SEGMENT INFORMATION

Effective December 31, 1998, Comdial has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

During 1999, 1998, and 1997, substantially all of Comdial's sales, net income, and identifiable net assets were attributable to the telecommunications industry with over 98% of the sales occurring in the United States.

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

The Analog and Other segment is comprised of Comdial's older analog products (such as the Executech, Unisyn, and Inntouch), and other products such as Voice Express, ATC Terminals, and Custom Manufacturing. The Analog products are aimed at the small office market, which supports only a few users. This market places more emphasis on price than features or software functionality.

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

The following tables show segment information for years ended December 31.

---------------------------------------------------------------------------------
Business Segment Net Revenues
(In thousands)                            1999             1998              1997
---------------------------------------------------------------------------------
  Digital Systems                      $88,479          $80,452           $70,181
  Solutions and Software                48,713           36,194            31,625
  Analog and Other                      10,768           12,331            16,755
                                      --------         --------          --------
    Net sales                         $147,960         $128,977          $118,561
                                      ========         ========          ========
---------------------------------------------------------------------------------
Business Segment Profit
(In thousands)                            1999             1998              1997
---------------------------------------------------------------------------------
  Digital Systems                      $34,666          $31,237           $25,175
  Solutions and Software                28,449           19,341            18,418
  Analog and Other                       2,492            2,802             3,750
                                       -------           ------            ------
    Gross profit                        65,607           53,380            47,343
  Operating expenses                    53,144           45,182            39,133
  Interest expense                       1,633            1,216             1,698
  Miscellaneous expense - net              286              565               644
                                       -------           ------            ------
    Income before income taxes         $10,544           $6,417            $5,868
                                       =======           ======            ======
---------------------------------------------------------------------------------
December 31,
 (In thousands)                           1999             1998              1997
---------------------------------------------------------------------------------
Business Segment Assets
  Digital Systems                      $54,443          $43,286           $32,245
  Solutions and Software                27,307           18,124            12,978
  Analog and Other                       5,335            6,432             6,989
  Unallocated                           45,989           41,148            27,052
                                      --------         --------           -------
      Total                           $133,074         $108,990           $79,264
                                      ========         ========           =======

Business Segment Liabilities
  Digital Systems                       $1,875           $1,397            $1,389
  Solutions and Software                 2,904            1,750             2,306
  Analog and Other                         202              203               267
  Unallocated                           56,485           42,479            30,467
                                       -------          -------           -------
      Total                            $61,466          $45,829           $34,429
                                       =======          =======           =======
---------------------------------------------------------------------------------
Business Segment Property, Plant
  and Equipment
December 31,

(In thousands)                            1999             1998              1997
---------------------------------------------------------------------------------
 Depreciation

  Digital Systems                       $1,920           $1,727            $1,721
  Solutions and Software                   363              264               196
  Analog and Other                         144              148               206
  Unallocated                              880              665               628
                                        ------           ------            ------
      Total                             $3,307           $2,804            $2,751
                                        ======           ======            ======


                                       71


 Additions
  Digital Systems                       $1,584           $2,146            $2,230
  Solutions and Software                   883              499               843
  Analog and Other                          73              194               154
  Unallocated                            2,172            1,659               695
                                        ------           ------            -- ---
      Total                             $4,712           $4,498            $3,922
                                        ======           ======            ======
---------------------------------------------------------------------------------

Comdial had sales in excess of 10% of net sales to three customers as follows:

---------------------------------------------------------------------------------
In thousands                              1999             1998              1997
---------------------------------------------------------------------------------
 Sales:
    ALLTEL Supply, Inc.                $24,393          $19,301           $21,537
    Graybar Electric Company, Inc.      34,750           30,415            33,342
    Sprint/North Supply , Inc.          25,323           24,902            26,445

 Percentage of net sales:
    ALLTEL Supply, Inc.                    16%              15%               18%
    Graybar Electric Company, Inc.         24%              24%               28%
    Sprint/North Supply , Inc.             17%              19%               22%

Net sales of all three:
  Digital Systems                      $64,389          $54,372           $56,831
  Solutions and Software                12,595           12,189            11,835
  Analog and Other                       7,482            8,057            12,658
                                       -------          -------           -------
    Net sales                          $84,466          $74,618           $81,324
                                       =======          =======           =======

---------------------------------------------------------------------------------


NOTE 13.  COMMITMENTS AND CONTINGENT LIABILITIES

Comdial maintains its operations in material compliance with all applicable environmental, health and safety laws and regulations, including those regarding permits. Comdial began conducting annual environmental audits of the facility in 1995 to assure continued compliance. Comdial's facility in Charlottesville, Virginia has two permits. The first is a connection permit to discharge wastewater to the Rivanna Water and Sewer Authority, a publicly operated treatment works. The second is an air permit exemption letter from the Virginia Department of Environmental Quality ("DEQ").

In 1988, Comdial voluntarily discontinued use of a concrete underground hydraulic oil and chlorinated solvent storage tank. In conjunction therewith, nearby soil and groundwater contamination was noted. As a result, Comdial developed a plan of remediation that was approved by the Virginia Water Control Board and later by the DEQ. DEQ has also required some assessment work of the chlorinated solvents under the underground storage tank ("UST") Program, however Comdial determined that it could expedite matters by entering the site into Virginia's Voluntary Remediation Program (the "VRP").

In 1999, Comdial was accepted into the VRP to start the final closure process for the clean up of leakage of the petroleum and chlorinated solvents. A Voluntary Remediation Report was required to be completed to assess contamination along with a risk assessment and remedial action plan. The completion of the VRP will require several new wells at an approximate cost of $164,000.

In 1994, Comdial installed all the required equipment and started the process of pumping hydraulic oil residue from the underground water. In 1999, Comdial started the process of removing chlorinated solvents which will be completed by outside consultants hired by Comdial. The oil and solvents are deposited into approved containers and taken to a hazardous waste site in accordance with the corrective action plan. As of December 31, 1999, Comdial has incurred total costs of approximately $106,000 and expects the pumping process for both projects to be completed in 2000.

At this time, management does not believe that contingent losses or potential claims arising from Year 2000 issues will have any effect on Comdial. Comdial cannot predict whether there will be any future litigation against Comdial due to non-compliance relating to Year 2000 issues.

NOTE 14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------
In thousands except           First        Second         Third        Fourth
  per share amounts          Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------------------------
1999
    Sales                    $31,864       $35,743       $37,423       $42,930
    Gross profit              12,701        15,655        16,320        20,931
    Goodwill amortization        784           799            798          799
    Interest expense             382           377           399           475
    Net income                   388         1,291         1,834         4,341
    Net earnings per
    common share: Basic         0.04          0.14           0.20         0.48
------------------------------------------------------------------------------
1998

    Sales                    $29,281       $31,317       $32,031       $36,348
    Gross profit              11,887        12,216        13,387        15,890
    Goodwill amortization        663           683          1,678          782
    Interest expense             275           273           321           347
    Net income                 1,839         1,858        11,854         1,603
    Net earnings per
    common share: Basic         0.21          0.21           1.34         0.18
------------------------------------------------------------------------------

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.

Comdial recognizes costs based on estimates throughout the fiscal year relating to inventory. The results of the physical inventory and the fiscal year-end close reflected a favorable adjustment with respect to such estimates, resulting in approximately $0.6 million and $0.1 million of additional income, which is reflected in the fourth quarters of 1999 and 1998, respectively.

In the first quarter of 1998, Comdial reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $0.3 million was recognized.

In the third quarter of 1998, Comdial acquired Array. The effect of the acquisition was a small increase in interest expense, goodwill, in-process research and development, and additional costs associated with the Array operations amounting to approximately $1.6 million for the third and fourth quarters. In addition, Comdial recognized additional costs associated with Aurora of $0.9 million and write-off of excess inventory of $0.7 million. Also in the third quarter, Comdial reevaluated the future utilization of its deferred tax assets for future periods. Based on the reevaluation of the realizability of the deferred tax assets, the valuation allowance was reduced and a tax benefit of $11.7 million was recognized (see Note 7).

NOTE 15.  SUBSEQUENT EVENT

On March 16, 2000, Comdial and ePhone Telecom, Inc. ("ePhone") entered into a Memorandum of Understanding regarding a Strategic Alliance pursuant to which Array, a wholly owned subsidiary, would sell its fixed assets to ePhone and license its technology to ePhone, and Comdial would allow ePhone to utilize the name "Array" and provide ePhone with access through Comdial to its distribution channels, and the companies would agree on the terms of a joint development effort. In addition to an initial payment to Array, ePhone would pay royalties based on certain gross sales. The transaction is subject to the parties negotiating a mutually satisfactory definitive agreement extending for a five year term.

On March 17, 2000, Comdial and Lucent Technologies GRL Corporation ("Lucent-GRL") entered into a Patent License Agreement pursuant to which Lucent-GRL granted to Comdial licenses under Lucent-GRL's patents for Licensed

Products (as defined in the agreement), and Comdial granted Lucent-GRL licenses under Comdial's patents for Licensed Products (as defined in the agreement). Pursuant to the agreement, Comdial paid Lucent-GRL an initial payment and agreed to pay Lucent-GRL a royalty based on Comdial's consolidated sales. The agreement extends for a period of five years. The costs associated with this agreement are future period costs. Such agreements are done in the normal course of business.


------------------------------------------------------------------------------
FIVE YEAR FINANCIAL DATA

Selected Consolidated Statements of Operations Data

In thousands except
  per share amounts                    1999           1998         1997         1996         1995
-------------------------------------------------------------------------------------------------
Net Sales                          $147,960       $128,977     $118,561     $102,182      $94,729
Income before income taxes
  and extraordinary item             10,544          6,417        5,868        1,291        5,535
Net income                            7,854         17,154        5,719        1,809        9,869
Earnings per common share
  and common equivalent share:
    Basic (1)                          0.88           1.94         0.66         0.21         1.27
-------------------------------------------------------------------------------------------------
(1)  Earnings  per share  prior to 1995 have been  restated  to reflect the one-
     for-three reverse stock split.

Selected Consolidated Balance Sheet Data
December 31,
In thousands                  1999           1998            1997           1996           1995
-----------------------------------------------------------------------------------------------

Current assets             $72,077        $50,854         $37,107        $30,767        $33,740
Total assets               133,074        108,990          79,264         74,352         56,692
Current liabilities         22,833         19,205          20,431         20,159         15,469
Long-term debt and other
  long-term liabilities     38,633         26,624          13,998         15,629          6,929
Stockholders' equity        71,608         63,161          44,835         38,564         34,294

-----------------------------------------------------------------------------------------------

RELATED STOCKHOLDERS MATTERS

Quarterly Common Stock Information

The following table sets forth, for the periods shown, the high and low quarterly closing sales prices in the over-the-counter market for Comdial's Common Stock, as reported by the National Association of Security Dealers Automated Quotation System ("Nasdaq"). Comdial's Common Stock is traded in the Nasdaq National Market(R) under Comdial's symbol, CMDL.

----------------------------------------------------------------------------
                              1999                               1998
Fiscal Quarters         High          Low                  High          Low
----------------------------------------------------------------------------
First Quarter          8.750        5.938                11.688         9.25
Second Quarter         7.938        5.750                13.875       10.250
Third Quarter          9.000        6.375                14.000        7.000
Fourth Quarter        10.125        6.750                 9.563        7.375
----------------------------------------------------------------------------

Comdial has never paid a dividend on its Common Stock and its Board of Directors currently intends to continue for the foreseeable future the policy of not paying cash dividends on Common Stock. Prior to 1998, Comdial was prohibited from paying dividends due to the Loan Agreement with Fleet.

OFFICERS

William G. Mustain
------------------
Chairman, President and Chief Executive Officer

Mr. Mustain is Chairman, President and Chief Executive Officer of Comdial. He joined Comdial as Vice President in June 1987 and assumed his current position in May 1989. He has served as a director of Comdial since 1989.

Leigh Alexander
---------------
Senior Vice President

Ms. Alexander was elected Senior Vice President in December 1998 and was responsible for marketing. In January 2000, Ms. Alexander was appointed President of Comdial Enterprise Solutions, Inc., a subsidiary of Comdial. Prior to her appointment, Ms. Alexander was a Senior Vice President of Paging Network, Inc., a wireless messaging and paging company.

William C. Grover
-----------------
Senior Vice President

Mr. Grover was elected a Vice President in September 1995 and was responsible for Sales and Services. In January 2000, Mr. Grover was appointed President of Comdial Convergent Communications, a subsidiary of Comdial. He joined Comdial in 1993 as President of Comdial Enterprise Systems, Inc., a subsidiary of Comdial.

Ove Villadsen
-------------
Senior Vice President

Mr. Villadsen was elected Vice President in May 1989 and in May of 1998 was elected Senior Vice President. He joined Comdial Business Communications Corporation (CBCC), a subsidiary of Comdial, in November 1982, and between 1982 and 1989 served as Vice President of CBCC. Mr. Villadsen retired from Comdial on January 3, 2000.

John Baird
----------
Vice President and Chief Technology Officer

Mr. Baird was elected Vice President on November 30, 1999. He is responsible for new product research. Between February 1999 and December 1999, he served as Director of Business Planning and prior to that was Managing Director of Comdial Enterprise Systems, Inc.

Joe D. Ford
-----------
Vice President

Mr. Ford was elected Vice President in May 1995 and is responsible for Human Resources. Between 1982 and May 1995, he served as Comdial's Director of Human Resources.

Keith J. Johnstone
------------------
Vice President

Mr. Johnstone was elected Vice President in May 1990 and is responsible for Manufacturing Operations. Between 1980, when he joined Comdial, and 1990, Mr. Johnstone held a number of management positions, including Director of Materials and Director of Customer Service.

Lawrence K. Tate
----------------
Vice President

Mr. Tate was elected Vice President in November 1982 and is responsible for Quality. Between 1969 and 1982, he held various management positions, including Vice President of Manufacturing Operations.

BOARD MEMBERS

William G. Mustain
------------------
Chairman
See previous page.

Robert P. Collins
-----------------
Mr.  Collins is the Chairman of the Board of  Directors  of Scott  Technologies,
Inc., a designer and manufacturer of air breathing and oxygen systems and instrument products for health, safety and aircraft applications. Mr. Collins retired in May 1998 as President and Chief Executive Officer of GE Fanuc Automation, a joint venture between General Electric Co. and FANUC LTD of Japan. He joined Comdial's Board of Directors in April 1998 and is a member of the Audit Committee of the Board of Directors.

Barbara J. Dreyer
-----------------
Ms. Dreyer is the Chief Operating Officer of SpeakOut.com, a web site for Internet activism providing news and feedback tools on hot issues of the day. From 1996 to 1999, she was Senior Vice President and Chief Financial Officer of Communications Systems Technology, Inc. She joined Comdial's Board of Directors in April 1998 and is a member of the Compensation Committee of the Board of Directors.

A.M. Gleason
------------
Mr. Gleason retired in May 1995 from PacifiCorp, a diversified public utility, after having served as President, CEO, Vice Chairman and as a Director. He is also a director of Tektronix, Inc. and Rite Aid. Mr. Gleason has served as a director of Comdial since 1981 and as Vice Chairman of the Board of Directors since April 1995 and is a member of the Compensation and Nominating Committees of the Board of Directors.

John W. Rosenblum
-----------------
Mr. Rosenblum is Dean of the Jepson School of Leadership Studies at the University of Richmond. Prior to serving at the University of Richmond, Mr. Rosenblum was a Tayloe Murphy Professor of Business Administration at the Darden Graduate School of Business Administration at the University of Virginia. He is also a director of Chesapeake Corporation, Cadmus Communications Corporation, Cone Mills Corporation, and Grantham, Mayo, Van Otterloo and Company, LLC. Mr. Rosenblum has served as a director of Comdial since 1992 and is a member of the Audit and Nominating Committees of the Board of Directors.

Robert E. Spekman
-----------------
Mr. Spekman is a Tayloe Murphy Professor of Business Administration at the Darden Graduate School at the University of Virginia. Mr. Spekman has taught at the Darden School since 1992 and has held positions at the University of Southern California. He is also an active consultant to many Fortune 500 companies. Mr. Spekman has served as a director of Comdial since April 1999, and is a member of the Compensation Committee of the Board of Directors.

Dianne C. Walker
----------------
Ms. Walker is an independent consultant. Prior to January 1995, she was a consultant to Bear Stearns & Co. Inc., an investment banking firm. She is also a director of MicroAge, Inc., Arizona Public Service Company, and Microtest, Inc. Ms. Walker has served as a director of Comdial since 1986 and is a member of the Audit and Nominating Committees of the Board of Directors.

Transfer Agent and Registrar
----------------------------
 ChaseMellon Shareholder Services
 New York, New York
 Phone:  (800) 851-9677
 World Wide Web:  http://www.chasemellon.com

Independent Auditors
--------------------
 Deloitte & Touche LLP
 Richmond, Virginia

Investor Relations
------------------
 Phone:  (804) 978-2200
 Fax:    (804) 978-2438
 E-Mail:  invest@comdial.com

World Wide Web
--------------
 http://www.comdial.com

Form 10-K
---------
 On written request, Comdial Corporation
 will furnish to stockholders a copy of
 its Form 10-K for the most recent year.
 Address your request to Investor Relations, Comdial Corporation, P.O. Box 7266,
 Charlottesville, Virginia  22906-7266